Who we are

CIBC is a leading Canadian-based global financial institution with a market capitalization of $35.4 billion and a Basel III Common Equity Tier 1 ratio of 9.4%. Through our three major business units – Retail and Business Banking, Wealth Management and Wholesale Banking – our 43,000 employees provide a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world.

Our strategy
CIBC aspires to be the leading bank for our clients. We have a client-focused strategy that creates value for all our stakeholders. We have four corporate objectives:

1. Deep, long-lasting client relationships

2. Strategic growth where we have, or can build, competitive capabilities

3. Sound risk management

4. Consistent, sustainable earnings

To deliver on our corporate objectives, we are further strengthening our business in Canada, as well as expanding in key global centres to serve our clients.

Creating value for our shareholders

Whether we are helping our clients with their financial needs, creating a positive experience for our employees or making a real difference in our communities, we are focused on creating value for our shareholders by generating strong total returns. We do so by investing in our core businesses, maintaining a prudent risk profile aligned with our strategy, and underpinning our activities with industry-leading fundamentals in capital, expenses and risk management.

Inside this report

2013 Performance at a Glance

I	Message from the President and Chief Executive Officer
Senior Executive Team

V	Message from the Chair of the Board
Board of Directors

VII	Enhanced Disclosure Task Force

1	Management’s Discussion and Analysis
87	Consolidated Financial Statements
96	Notes to the Consolidated Financial Statements
161	Ten-Year Statistical Review
164	Glossary
169	Shareholder and Other Information

# 2013 Performance at a Glance

## Find more online

CIBC Annual Report and Corporate Responsibility Report

### Financial highlights

**109.3%**
5-year Total Shareholder Return

**9.4%**
Basel III Common Equity Tier 1 Ratio

**$3.80**
Dividend paid

**Total revenue**
($ billions)

12.4
12.5
12.8
11
12
13

**Net income**
($ billions)

2.9
3.3
3.4
11
12
13

**Adjusted earnings per share[1]** ($)

7.57
8.07
8.78
11
12
13

**Adjusted return on common shareholders' equity[1]** (%)

24.8
22.6
22.3
11
12
13

**Business mix**
(% revenue)

Corporate and Other 3%
Wholesale Banking 18%
Wealth Management 14%
Retail and Business Banking 65%

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

FTSE4Good

Listed on the FTSE4Good Index since 2001

JSI
JANTZI SOCIAL INDEX

A member of the Jantzi Social Index since 2000

Great Place to Work
Best Workplaces 2013 Canada

2013 Performance at a Glance CIBC reported another year of progress in 2013. We moved forward with our client-focused strategy, creating value for our shareholders by generating strong total returns. Financial highlights For the year ended October 31 (Canadian $ in billions, except as noted) 2013 2012 Financial results Revenue 12.8 12.5 Provision for credit losses 1.1 1.3 Expenses 7.6 7.2 Net income 3.4 3.3 Financial measures (%) Adjusted efficiency ratio(1) 56.2 55.8 Return on equity 20.9 22.0 Net interest margin 1.85 1.84 Total shareholder return 18.4 9.8 Common share information Market capitalization 35.4 31.8 Value measures (%) Dividend yield 4.3 4.6 Adjusted dividend payout ratio(1) 43.2 45.1 Balance sheet information Total assets 398.4 393.4 Net income by Strategic Business Unit Retail and Business Banking 2.5 2.3 Wealth Management 0.4 0.3 Wholesale Banking 0.7 0.6 Find more online Look for an interactive, easy-to-use version of our 2013 CIBC Annual Report and 2013 CIBC Corporate Responsibility Report and Public Accountability Statement online at www.cibc.com 109.3% 5-year Total Shareholder Return 9.4% Basel III Common Equity Tier 1 Ratio $3.80 Dividend paid Total revenue ($ billions) Net income ($ billions) Adjusted earnings per share(1) ($) Adjusted return on common shareholders’ equity(1) (%) Business mix (% revenue) For additional information, see the “Non-GAAP measures” section of the MD&A. 11 12 11 12 11 12 11 12 12.4 12.5 3.3 2.9 8.07 7.57 22.6 24.8 13 13 13 13 12.8 3.4 8.78 22.3 Annual dividend ($) Total revenue ($ billions) Net income ($ billions) Adjusted earnings per share(1) ($) Adjusted return on common shareholders’ equity(1) (%) Business mix (% revenue) 3.48 3.48 3.48 3.51 3.64 3.11 2.66 2.76 2.20 1.64 A constituent of the Dow Jones Sustainability World Index for 12 consecutive years, and a member of the Dow Jones Sustainability North American Index since its inception in 2005 Listed on the FTSE4Good Index since 2001 A member of the Jantzi Social Index since 2000 Selected as one of Canada’s Top 100 employers for 2014 by Mediacorp Named one of the Best Workplaces in Canada for 2013 by the Great Place to Work Institute

Balanced Scorecard

Financial

Our key measures of performance(1)	2013 results
Adjusted earnings per share (EPS)(2) growth	$8.78, up 9% from 2012
Adjusted return on common shareholders’ equity (ROE)(2)	22.3%
Capital strength Basel III Common Equity Tier 1 ratio	9.4%
Business mix Retail/Wholesale as measured by economic capital(2) (3)	77%/23%
Risk Loan loss ratio(4)	44 basis points
Productivity Adjusted efficiency ratio(2)	56.2%
Adjusted dividend payout ratio(2)	43.2%
Total shareholder return Five-years ended October 31, 2013	CIBC – 109.3% Index – 99.0%

(1) For additional detail on our key measures of performance, see the “Overview” section of the MD&A.

(2) For additional information, see the “Non-GAAP measures” section.

(3) Retail includes Retail and Business Banking, Wealth Management and International Banking operations.

(4) Going forward, our target will be a loan loss ratio of less than 60 bps.

Non-financial

Our Objectives	2013 Accomplishments
Clients Help our clients achieve what matters to them

—  Continued our leadership in payments with the launch of our newly enhanced CIBC Aventura credit card lineup

—  We became the first major Canadian bank to offer a mobile Cash Management App for iPhone and BlackBerry smartphones

—  We removed annual account fees from all self-directed RESPs at CIBC Investor’s Edge, and launched a new Exchange Traded Funds centre and enhanced research centre for self-directed investors

—  CIBC’s Chief Economist Avery Shenfeld was named the top forecaster of the Canadian economy over the prior two years by Bloomberg Markets

Employees Create an environment where all employees can excel

—  Maintained a strong Employee Commitment Index in our annual employee survey

—  Recognized as one of Canada’s Top 100 Employers and as one of the Best Workplaces in Canada

—  Selected as one of Canada’s Best Employers for New Canadians for the sixth consecutive year

—  Named one of Canada’s Best Diversity Employers for the third consecutive year

—  Invested more than $69 million in the training and development of our people

Community Make a real difference in our communities

—  Invested more than $41 million to support community organizations across Canada

—  With 15,000 CIBC employees and their families, Team CIBC contributed more than $3 million of the total $27 million raised in 66 communities through the 2013 Canadian Breast Cancer Foundation CIBC Run for the Cure

—  A record $4.5 million was raised on CIBC Miracle Day in December 2012 to support over 450 children’s charities throughout 2013

—  Raised a record $11.1 million for the 2012 United Way campaign

—  Hosted CIBC’s first youth forum on academic success in celebration of the 15th Anniversary of our CIBC Youthvision Scholarship program

Environment Demonstrate environmental responsibility in all activities

—  Increased the use of Forest Stewardship Council (FSC) certified paper stock to more than 97% of paper used

—  Led, co-led or participated in financings totaling more than $6 billion for renewable energy projects, including hydro, wind, solar, geothermal, biomass and biogas in the last three years

—  Continued our investment in energy efficiency initiatives, including LED signage at more than 50 branches

Governance Be a leader in governance practices

—  Ranked the strongest bank in Canada and North America and the third strongest globally for a second consecutive year by Bloomberg Markets magazine

—  Ranked among the top 10 of the World’s Safest Banks in North America by Global Finance magazine

Message from the President and Chief Executive Officer

Gerald T. McCaughey

In 2013, we advanced our focus on clients to provide greater choice and convenience, earn their trust and be their bank of choice. We achieved strong fiscal year earnings that generated good returns for our shareholders.

CIBC reported annual net income of $3.6 billion or $8.78 per share on an adjusted basis(1), compared with $3.4 billion or $8.07 per share a year ago. Revenue rose to $12.8 billion from $12.5 billion and adjusted return on common shareholders’ equity(1) was strong at 22.3%.

Our core businesses delivered solid, broad-based performance this year which demonstrates the progress we continue to make in executing our client-focused strategy.

Strong capital generation

Our business results were supported by solid fundamentals in capital, expenses and risk management. We have an industry-leading return on equity and a balanced approach to capital. With a 9.4% Basel III Common Equity Tier 1 ratio, we are ahead of established regulatory minimums.

The strength of our franchise allows us to generate high returns and strong capital levels. These characteristics provide us with flexibility in how we choose to deploy capital.

In 2013, we deployed capital in each of our businesses to support deeper client relationships and growth. We returned excess capital to our shareholders in the form of increasing dividends and share repurchases.

In the area of efficiency, we maintained our non-interest expense to revenue ratio at our objective of the industry median.

Loan losses of $1.1 billion were supported by effective risk management across our businesses. Loan loss rates of 44 basis points were also below our objective of 45 to 60 basis points.

The strength of our underlying fundamentals has once again helped CIBC to be named Canada’s and North America’s strongest bank and third strongest globally by Bloomberg Markets magazine and to be named among the Top 10 Safest Banks in North America by Global Finance magazine.

Client-centricity driving long-term performance

At CIBC, we want to be our clients’ first choice. We know that serving our clients and meeting their evolving financial needs is key to our long-term success.

Our three core businesses – Retail and Business Banking, Wealth Management and Wholesale Banking – were all focused on building client value by delivering solutions and services to meet their needs. Each of these core businesses made progress during the year on executing their strategies to best serve clients and contribute to our overall earnings growth.

CIBC 2013 ANNUAL REPORT        I

Message from the President and Chief Executive Officer

Senior Executive Team	Gerald T. McCaughey President and Chief Executive Officer, CIBC	Michael Capatides Senior Executive Vice-President Chief Administrative Officer and General Counsel CIBC	Victor Dodig Senior Executive Vice-President CIBC, Group Head Wealth Management	Laura Dottori-Attanasio Senior Executive Vice-President Chief Risk Officer CIBC	Kevin Glass Senior Executive Vice-President Chief Financial Officer CIBC
	Richard Nesbitt Chief Operating Officer CIBC	Hon. Jim Prentice P.C., Q.C. Senior Executive Vice-President Vice-Chairman, CIBC	Richard Venn Senior Executive Vice-President CIBC	David Williamson Senior Executive Vice-President CIBC, Group Head Retail and Business Banking	Tom Woods Senior Executive Vice-President Vice-Chairman, CIBC

Strengthening our core competency: Retail and Business Banking

Retail and Business Banking accounted for 72% of CIBC’s reported annual earnings and 69% of adjusted earnings(1), reporting adjusted net income(1) of $2.5 billion in 2013, up from $2.3 billion in 2012.

We made progress on our strategy in Retail and Business Banking to enhance the client experience and to accelerate profitable revenue growth. We focused our priorities on building deeper relationships with our clients, enhancing our sales and service capabilities to make it easier for our employees to support our clients, and on acquiring and retaining clients.

As a result, in 2013 we increased our margins and improved client satisfaction scores. We earned top marks for overall client experience in the annual Ipsos Reid Syndicated Bank Mystery Shop program.

Market-leading credit card portfolio

Our commitment to provide clients with a market-leading travel rewards solution was front and centre in our negotiations to renew a longstanding contract with Aeroplan, as well as in the launch of an enhanced CIBC Aventura Travel Rewards Program.

client relationships, CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC. Under the terms of this 10-year agreement, CIBC continues to be an issuer of Aeroplan related travel credit cards and CIBC Aerogold VISA clients will continue to earn Aeroplan miles and benefit from the enhanced Aeroplan program.

Leadership in mobile innovations

During the year, we continued to invest in mobile banking innovations to make it easier for our clients to do business with us. We became the first and remain the only bank to launch a new mobile payments App for clients, the CIBC Mobile Payment App. We also introduced the CIBC Mobile Business App offering online cash management solutions for our clients. More than one million active clients are now using our award-winning mobile banking App to perform many of their everyday banking transactions from their mobile device.

Creating value for our retail clients

We create value for our clients by providing them with convenient and easy ways to do their personal day-to-day banking. We offer advice to help them save for today and build for tomorrow. We deliver products and other financial solutions that help to deepen and foster long-lasting relationships. In 2013, we continued to invest to make it easier for employees to serve clients.

Growing Wealth Management

Our Wealth Management business performed very well. Wealth Management had adjusted net income(1) of $392 million in 2013, up $87 million or 29% from the prior year. Wealth Management contributed 11% to total Bank adjusted earnings(1) this year. Two years ago, Wealth was contributing 9%.

CIBC’s three primary businesses in Wealth Management – retail brokerage, asset management and private wealth management – focused on attracting and deepening client relationships, seeking new sources of domestic assets and pursuing acquisitions and investments.

We made progress on our strategy in Retail and Business Banking to enhance the client experience and to accelerate profitable revenue growth.

We launched our enhanced CIBC Aventura travel rewards program, based on significant client research and feedback from clients and Canadians. With the enhanced CIBC Aventura program, our clients can fly any airline, access any seat on the plane, and pay for taxes and fees with points.

In addition, as part of tri-party agreements with Aimia and TD, CIBC agreed to sell approximately half of its existing Aerogold VISA portfolio to TD, consisting primarily of credit card only customers. Consistent with our strategy to invest in and deepen

II      CIBC 2013 ANNUAL REPORT

We have a substantial opportunity to grow our Wealth Management platform. We will achieve this objective through continued organic growth and strategic acquisitions and investments that align with our strategy.

Strong long-term net sales momentum in asset management

In asset management, strong results were driven by improved investment performance, enhanced products and service capabilities, and solid net inflows across most channels. At year-end, we achieved our 19th consecutive quarter of positive retail net sales of long-term mutual funds and had record long-term net sales of $4.8 billion.

Atlantic Trust Private Wealth Management

During the year, we announced plans to acquire Atlantic Trust, a United States private wealth management firm, from its parent company, Invesco. We are on track with our transition plans and expect to complete this transaction in the first quarter of fiscal 2014 following regulatory approvals. On closing, this acquisition will advance our North American growth strategy by establishing a footprint in the U.S. private wealth management market.

Creating value for our wealth clients

We create value in Wealth Management by providing advice and tailored solutions to our retail and institutional clients and by delivering investment performance that is consistently ranked amongst the industry leaders. Our ongoing investment in our Wealth Management platform, capital efficiency and the delivery of a range of specialized capabilities through leading industry experts help us enhance client value.

Consistent and sustainable growth in Wholesale Banking

In Wholesale Banking, we have a strong franchise that has delivered consistent, high quality earnings in an environment that continues to be challenging.

These earnings have been delivered while maintaining a prudent risk profile. In 2013, Wholesale Banking reported adjusted net income(1) of $834 million, compared with $680 million in 2012.

We will deliver growth by continuing to strengthen and expand our client relationships in Canada; working as an integrated team across the wholesale bank to deliver value for clients; and extending our business into key global centres in sectors we know well – energy, mining and infrastructure.

Serving our clients’ needs abroad

Our clients are increasingly doing business outside Canada, in the United States, the United Kingdom and Asia and Australia. We are further strengthening our capital markets, corporate and investment banking presence for clients doing business in these regions, especially in core Canadian industries where we have extensive experience and deep capabilities.

Demonstrating leadership

Our institutional clients ranked CIBC as #1 in Canadian equity markets. In the annual Brendan Wood International survey, institutional investors recognized the leadership demonstrated by CIBC’s equity research, sales and trading teams and investor conferences.

During the year, Wholesale Banking acted as financial advisor, lead coordinator, administrative agent, joint bookrunner or joint underwriter on a number of significant transactions including:

—   Choice Properties Real Estate Investment Trust’s $460 million IPO of Trust Units, $600 million inaugural bond offering and $500 million senior unsecured credit facility; and

—   North Battleford Power L.P.’s $667 million inaugural bond offering, the largest single broadly distributed bond offering completed for a power project to date in the Canadian market.

CIBC 2013 ANNUAL REPORT        III

Message from the President and Chief Executive Officer

Creating value for our Wholesale Banking clients

Wholesale Banking creates value by offering its capabilities globally to meet the evolving needs of clients who are increasingly looking beyond Canada to meet their business objectives. We are continuing to invest in our technology and our people to better serve our clients. Wholesale Banking is responding to client needs by delivering innovative products and services and growing its corporate lending, investment banking, foreign exchange, distribution and capital markets capabilities in select global markets.

Returning our Caribbean business to historic levels

Like other financial institutions in the region,

CIBC FirstCaribbean International Bank has been impacted by challenging economic conditions. By leveraging and replicating CIBC’s strengths in the Caribbean region and by restructuring this business, we are managing the business to ensure CIBC

FirstCaribbean International Bank is well positioned to capitalize as market and economic conditions in the region improve.

$3 million of the $27 million raised for the 2013 Canadian Breast Cancer Foundation CIBC Run for the Cure was contributed by Team CIBC. Through the generosity of our employees and retirees we were able to give a record $11.1 million to the 2012 United Way campaign and we raised a record $4.5 million for the 2012 CIBC Miracle Day in support of children’s charities.

We are proud of our people and to have been recognized as an Employer of Choice. In 2013, we received broad based recognition from external organizations that measure the quality of an employer, including being named one of Canada’s Best Workplaces by the Great Place to Work Institute; ranked as one of Canada’s Top 100 Employers for 2014; named one of Canada’s Best Diversity Employers; a Best Employer for New Canadians and, most recently; one of Canada’s Top Employers for Young People for 2013.

Whether we are helping our clients with their financial needs, creating a positive experience for our employees or making a real difference in our communities, we are focused on creating value for our shareholders by generating strong total returns.

While the economic outlook for 2014 continues to look challenging given continuing global uncertainty, we know that with our strategy, our focus on our clients and our people, CIBC is well positioned.

Gerald T. McCaughey

President and Chief Executive Officer

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

The success of our business is a direct result of the efforts made every day by our 43,000+ employees on behalf of our clients.

Leveraging our greatest asset – our people

The success of our business is a direct result of the efforts made every day by our 43,000+ employees on behalf of our clients. Our employees have also helped CIBC make a real difference in our communities with personal commitments of time and money to important causes. CIBC invested more than $41 million this past year to support many charitable organizations across Canada. More than

IV      CIBC 2013 ANNUAL REPORT

Message from the Chair of the Board

Charles Sirois

At CIBC, we believe good corporate governance is

positioning the company for success over the long term.

Committed to sustainable shareholder value creation

CIBC continues to deliver on its commitment to create value for our shareholders by generating consistent and sustainable earnings over the long term. In 2013, CIBC delivered record reported and adjusted earnings, which underscore the strength of the strategy executed by Gerry McCaughey and his team.

We recognize that corporate strategy and its successful execution are key determinants of shareholder value. As a participating Board, we worked with management on CIBC’s ongoing strategic planning process with a focus on aligning our growth objectives with CIBC’s risk appetite.

Acting with integrity

We continue to believe that good governance is the basis for creating sustainable shareholder value. It mitigates risk, fosters a performance culture and provides the solid platform on which to deliver stable financial returns.

Good governance is about doing the right thing – the right thing for today and for tomorrow. For us, doing the right thing means always acting with integrity. That means setting a tone of accountability and a commitment to excellence. I am proud to say that each of our 16 directors demonstrates a commitment to actively and constructively participate in Board discussions, debate and decision-making that foster CIBC’s corporate and business strategies, policies and activities.

Building a high performance board

The quality of our individual directors is paramount. Our directors must have the requisite expertise, business, industry or other relevant experience to carry out his or her fiduciary duties to best serve the long-term interests of the organization and all of its stakeholders.

We are committed to ongoing Board renewal to ensure we have an appropriate breadth, depth and diversity of director skill sets. We continue to add to the strength and diversity of our Board

CIBC 2013 ANNUAL REPORT        V

Board of Directors	Message from the Chair of the Board

Charles Sirois C.M., O.Q. 1997

Chair of the Board

CIBC

Chairman

Telesystem Ltd.

Montreal, Quebec, Canada

Brent S. Belzberg 2005

(CGC, MRCC – Chair)

Senior Managing Partner

TorQuest Partners

Toronto, Ontario, Canada

Gary F. Colter 2003

(AC, CGC – Chair)

President

CRS Inc.

Mississauga, Ontario, Canada

Dominic D’Alessandro, O.C. 2010

(RMC)

Past President and

Chief Executive Officer

Manulife Financial Corporation

Toronto, Ontario, Canada

Patrick D. Daniel 2009

(MRCC)

Past President and

Chief Executive Officer

Enbridge Inc.

Calgary, Alberta, Canada

Luc Desjardins 2009

(MRCC)

President and Chief Executive Officer Superior Plus Corp.

Calgary, Alberta, Canada

Hon. Gordon D. Giffin 2001

(MRCC)

Senior Partner

McKenna Long & Aldridge LLP

Atlanta, Georgia, U.S.A.

Linda S. Hasenfratz 2004

(MRCC)

Chief Executive Officer

Linamar Corporation

Guelph, Ontario, Canada

Kevin J. Kelly 2013

(RMC)

Corporate Director

Toronto, Ontario, Canada

Nicholas D. Le Pan 2008

(CGC, RMC – Chair)

Corporate Director

Ottawa, Ontario, Canada

Hon. John P. Manley P.C., O.C. 2005

(AC, CGC)

President and Chief Executive Officer Canadian Council of Chief Executives

Ottawa, Ontario, Canada

Gerald T. McCaughey 2005

President and Chief Executive Officer

CIBC

Toronto, Ontario, Canada

Jane L. Peverett 2009

(AC)

Corporate Director

West Vancouver, British Columbia,

Canada

Leslie Rahl 2007

(RMC)

Founder and Managing Partner

Capital Market Risk Advisors, Inc.

New York, New York, U.S.A.

Katharine B. Stevenson 2011

(AC)

Corporate Director

Toronto, Ontario, Canada

Ronald W. Tysoe 2004

(AC – Chair, CGC)

Corporate Director

Jupiter, Florida, U.S.A.

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and

Compensation Committee

RMC – Risk Management Committee

based on a wide variety of experiences, backgrounds and viewpoints.

We were pleased to welcome Kevin Kelly to our Board this year. Mr. Kelly is a Corporate Director with more than 30 years experience in wealth and asset management in Canada and the United States.

The recruitment and retention of women continue to be key priorities for CIBC. During the year, we signed the Catalyst Accord to increase the proportion of women directors on Canadian corporate boards.

Advancing CIBC’s talent strategy

Your Board continued to advance CIBC’s talent strategy, including the development of a strong and diverse pipeline of future leaders, oversight on key talent management initiatives across the organization and further integration of talent management within the business strategy.

During the year, we conducted in-depth executive talent reviews with a focus on executive bench strength and leadership capability. Succession planning continued to be enhanced with a focus on critical roles across the organization and a review of individual development plans for senior leaders.

Reviewing our executive compensation program

CIBC seeks to be a leader in executive compensation disclosure practices and governance. In 2013, the Board conducted a comprehensive review of the compensation program for the CEO and the senior executive team to ensure continued alignment with CIBC’s evolving strategy and changing industry pay practices. Enhancements were made to the program that we believe will achieve an appropriate balance between increasing the risk and variability of possible pay while motivating CIBC’s senior leadership to deliver long-term value for shareholders.

Continuing focus on risk management

The concept of safety and soundness is deeply rooted in the management of our bank. We continue to enhance our risk management oversight and supervise CIBC’s strategy and risk profile to ensure we maintain an appropriate risk posture. Your Board reviews and approves annually CIBC’s risk appetite statement defined by management. Our risk appetite statement is the cornerstone of our approach to risk management and guides our risk-taking activities.

Engaging with our shareholders

Maintaining an ongoing dialogue with our shareholders is a priority for your Board. It allows us to obtain feedback on our governance practices directly from our shareholders and gives us the opportunity to explain our perspectives on governance. In 2013, we had the pleasure of meeting or corresponding with a large number of stakeholders including institutional investors, governance groups and non-government organizations.

In all, 2013 was a productive year for your Board and one of progress for CIBC. We are proud of the advances made in positioning CIBC for the long term. I would like to thank my fellow directors, the management team and employees of CIBC for their work this year in serving clients and creating value for you, our esteemed shareholders.

Charles Sirois

Chair of the Board

VI      CIBC 2013 ANNUAL REPORT

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012 the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary financial information which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary financial information, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosure	Management’s discussion and analysis	Consolidated financial statements	Supplementary financial information
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			60
	3	Top and emerging risks	43
	4	Key future regulatory ratio requirements	30, 69
Risk governance, risk management and business model	5	Risk management structure	39
	6	Risk culture and appetite	38, 40, 41
	7	Risks arising from business activities	42, 45
	8	Bank-wide stress testing	35, 48, 53, 62, 65

Capital adequacy and risk-weighted assets	9	Minimum capital requirements	29	132
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	31		29 – 34
	11	Regulatory capital flow statement	33		35
	12	Capital management and planning	34	132
	13	Business activities and risk-weighted assets	32, 45		36, 37
	14	Risk-weighted assets and capital requirements	30, 32		36
	15	Credit risk by major portfolios	47 – 51		43 – 50
	16	Risk-weighted assets flow statement	33		38
	17	Back-testing of models	42, 48, 61, 71		51, 52
Liquidity	18	Liquid assets	66
Funding	19	Encumbered assets	67
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	69
	21	Funding strategy and sources	67
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	60
	23	Significant trading and non-trading market risk factors	60 – 64
	24	Model assumptions, limitations and validation procedures	60 – 64
	25	Stress testing and scenario analysis	35, 62
Credit risk	26	Analysis of credit risk exposures	49 – 58	115, 155	39 – 42
	27	Impaired loan and forbearance policies	47, 74	98
	28	Reconciliation of impaired loans and the allowance for credit losses	53	115	21
	29	Counterparty credit risk arising from derivatives	46, 50	126 –127	42
	30	Credit risk mitigation	46, 52	126 –127	26, 42, 55
Other risks	31	Other risks	70
	32	Discussion of publicly known risk events	71	146

(1)	A detailed glossary of our risk and capital terminology can also be located on page 166 of our 2013 Annual Report.

CIBC 2013 ANNUAL REPORT	VII

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2013, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 4, 2013. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 164 to 168 of this Annual Report.

2	Overview
2	Vision, mission and values
2	CIBC’s strategy
2	Performance against objectives
3	Economic and market environment

4	Financial performance overview
4	Financial highlights
5	2013 Financial results
5	Net interest income and margin

6	Non-interest income
6	Trading activities (TEB)
7	Provision for credit losses
7	Non-interest expenses
7	Taxes
8	Foreign exchange
8	Significant events
9	Fourth quarter review
10	Quarterly trend analysis
10	Review of 2012 financial performance
11	Outlook for calendar year 2014

12	Non-GAAP measures

15	Strategic business units overview
16	Retail and Business Banking
19	Wealth Management
22	Wholesale Banking
27	Corporate and Other

28	Financial condition
28	Review of consolidated balance sheet
29	Capital resources
36	Off-balance sheet arrangements

38	Management of risk

73	Accounting and control matters
73	Critical accounting policies and estimates
77	Financial instruments
77	Accounting developments
77	U.S. regulatory developments
77	Related-party transactions
78	Controls and procedures

79	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2014”, “Strategic business units overview – Retail and Business Banking”, “Strategic business units overview – Wealth Management”, “Strategic business units overview – Wholesale Banking”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments” and “Accounting and control matters – Controls and procedures” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2014” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2013 ANNUAL REPORT	1

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $35.4 billion and a Basel III Common Equity Tier 1 ratio of 9.4%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 43,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable earnings for our shareholders; and giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships.

Our mission is to fulfill the commitments we have made to each of our stakeholders:

•	Help our clients achieve what matters to them
•	Create an environment where all employees can excel
•	Make a real difference in our communities
•	Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

CIBC’s strategy

CIBC aspires to be the leading bank for our clients. We have a client-focused strategy that creates value for all our stakeholders. We have four corporate objectives:

1.	Deep, long-lasting client relationships
2.	Strategic growth where we have, or can build, competitive capabilities
3.	Sound risk management
4.	Consistent, sustainable earnings

To deliver on our corporate objectives, we are further strengthening our business in Canada, as well as expanding in key global centres to serve our clients.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity, total shareholder return and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2013, we reported adjusted diluted EPS(1) of $8.78, up 9% from $8.07 in 2012, meeting our 5% to 10% target over the prior year. We are maintaining our 5% to 10% average annual EPS growth target.

In support of our EPS target, we also have objectives to maintain a loan loss ratio between 45 and 60 basis points through the cycle and to maintain our adjusted efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. In 2013, our loan loss ratio was 44 basis points, down from the 53 basis points we reported in 2012 and just below the lower end of our target range. Going forward our target will be a loan loss ratio of less than 60 basis points.

Our adjusted efficiency ratio(1) was 56.2% in 2013, up slightly from 55.8% in 2012. Based on the most recent publicly reported results of our industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2013. We are maintaining our industry median target going forward.

Adjusted earnings per share(1) (2) ($)	Loan loss ratio(2) (basis points)	Adjusted efficiency ratio(1) (2) (%)

(1)	For additional information, see the “Non-GAAP” measures section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.

2	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Adjusted return on common shareholders’ equity

Adjusted return on common shareholders’ equity (ROE) is another key measure of shareholder value.

CIBC’s target is to achieve adjusted ROE of 20% through the cycle. In 2013, adjusted ROE of 22.3%(1) was above this target and slightly below 22.6%(1) in 2012. We are maintaining our minimum adjusted ROE target of 20%.

Adjusted return on common shareholders’ equity(1) (2) (%)

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of total shareholder return (TSR).

We have two targets that support this priority:

1.     Consistent with prior years, we target on a long-term, average basis, between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2013, our dividend payout was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend to $0.96 per share in the third quarter of 2013. This year we also announced a share buyback program to purchase for cancellation up to a maximum of 8.0 million outstanding common shares.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard and Poor’s (S&P)/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2013, CIBC delivered a TSR of 109.3%, above the Index return of 99.0%.

Going forward, we are maintaining our objectives to deliver an adjusted dividend payout ratio between 40% and 50% of our earnings and a rolling five-year TSR above the industry average.

Adjusted dividend payout ratio(1) (2) (%) Rolling five-year total shareholder return (TSR) (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. We have set a target for our Basel III Common Equity Tier 1 ratio to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI). At the end of 2013, our Basel III Common Equity Tier 1 ratio on an all-in basis was 9.4%, well above the regulatory target of 7% set by OSFI.

How we deploy our capital is also important. We have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we want for CIBC. Our target is to allocate at least 75% of our economic capital to retail(3). At the end of 2013, our retail allocation was 77%, comparable to 2012.

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

Business mix (Economic capital)(1) (3)
(1)	For additional information, see the “Non-GAAP” measures section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.
(3)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

Economic and market environment

CIBC operated in an environment of modest economic growth in 2013. Canadian economic activity was held back by a deceleration in global growth that slowed exports and related capital spending. Home building slowed from the prior year’s pace but remained at brisk levels. Household demand for mortgage and consumer credit advanced at a moderate pace, while credit quality remained strong, supported by steady job gains and a drop in the unemployment rate. Profit gains and solid balance sheets kept Canadian business bankruptcies in check. Low interest rates encouraged growth in lending for both commercial and corporate banking and corporate bond issuance. Provincial governments continued to have elevated debt issuance requirements. Canadian and global equity markets were healthy, supporting wealth management, but equity issuance and investment banking activity in Canada felt the impact of sluggish global growth that weighed on capital raising activity in the resource sector.

CIBC 2013 ANNUAL REPORT	3

Management’s discussion and analysis

Financial performance overview

Financial highlights

		IFRS			Canadian GAAP
As at or for the year ended October 31		2013	2012 (1)	2011	2010		2009
Financial results ($ millions)
Net interest income		$7,455	$7,326	$7,062	$6,204		$5,394
Non-interest income		5,328	5,223	5,373	5,881		4,534
Total revenue		12,783	12,549	12,435	12,085		9,928
Provision for credit losses		1,121	1,291	1,144	1,046		1,649
Non-interest expenses		7,614	7,215	7,486	7,027		6,660
Income before taxes		4,048	4,043	3,805	4,012		1,619
Income taxes		648	704	927	1,533		424
Non-controlling interests		–	–	–	27		21
Net income		$3,400	$3,339	$2,878	$2,452		$1,174
Net income (loss) attributable to non-controlling interests		(3)	8	11	–		–
	Preferred shareholders	99	158	177	169		162
	Common shareholders	3,304	3,173	2,690	2,283		1,012
Net income attributable to equity shareholders		$3,403	$3,331	$2,867	$2,452		$1,174
Financial measures
Reported efficiency ratio		59.6%	57.5%	60.2%	58.1%		67.1%
Adjusted efficiency ratio (2)		56.2%	55.8%	56.4%	58.5%		57.7%
Loan loss ratio		0.44%	0.53%	0.51%	0.56	% (2)	0.70	% (2)
Reported return on common shareholders’ equity		20.9%	22.0%	22.2%	19.4%		9.4%
Adjusted return on common shareholders’ equity (2)		22.3%	22.6%	24.8%	21.1%		20.7%
Net interest margin		1.85%	1.84%	1.79%	1.79%		1.54%
Net interest margin on average interest-earning assets		2.12%	2.15%	2.03%	2.11%		1.89%
Return on average assets		0.84%	0.84%	0.73%	0.71%		0.33%
Return on average interest-earning assets		0.97%	0.98%	0.83%	0.83%		0.41%
Total shareholder return		18.41%	9.82%	0.43%	32.38%		21.07%
Reported effective tax rate		16.0%	17.4%	24.4%	38.2%		26.2%
Adjusted effective tax rate (2)		16.7%	18.1%	23.0%	27.2%		27.9%
Common share information
Per share ($)	– basic earnings	$8.24	$7.86	$6.79	$5.89		$2.65
	– reported diluted earnings	8.23	7.85	6.71	5.87		2.65
	– adjusted diluted earnings (2)	8.78	8.07	7.57	6.39		5.81
	– dividends	3.80	3.64	3.51	3.48		3.48
	– book value	41.44	37.48	32.88	32.17		28.96
Share price ($)	– high	88.70	78.56	85.49	79.50		69.30
	– low	74.10	68.43	67.84	61.96		37.10
	– closing	88.70	78.56	75.10	78.23		62.00
Shares outstanding (thousands)	– weighted-average basic	400,880	403,685	396,233	387,802		381,677
	– weighted-average diluted	401,261	404,145	406,696	388,807		382,442
	– end of period	399,250	404,485	400,534	392,739		383,982
Market capitalization ($ millions)		$35,413	$31,776	$30,080	$30,724		$23,807
Value measures
Dividend yield (based on closing share price)		4.3%	4.6%	4.7%	4.4%		5.6%
Reported dividend payout ratio		46.1%	46.3%	51.7%	59.1%		>100
Adjusted dividend payout ratio (2)		43.2%	45.1%	46.3%	54.4%		59.8%
Market value to book value ratio		2.14	2.10	2.28	2.43		2.14
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$78,361	$70,061	$65,437	$89,660		$84,583
Loans and acceptances, net of allowance		256,374	252,732	248,409	184,576		175,609
Total assets		398,389	393,385	383,758	352,040		335,944
Deposits		313,528	300,344	289,220	246,671		223,117
Common shareholders’ equity		16,546	15,160	13,171	12,634		11,119
Average assets		403,946	397,382	394,527	345,943		350,706
Average interest-earning assets		351,677	341,053	347,634	294,428		285,563
Average common shareholders’ equity		15,807	14,442	12,145	11,772		10,731
Assets under administration (3)		1,513,126	1,445,870	1,317,799	1,260,989		1,135,539
Balance sheet quality measures (4)
Basel III – Transitional basis
Risk-weighted assets (RWA) ($ millions)		$151,338	n/a	n/a	n/a		n/a
CET1 ratio		11.0%	n/a	n/a	n/a		n/a
Tier 1 capital ratio		11.8%	n/a	n/a	n/a		n/a
Total capital ratio		14.3%	n/a	n/a	n/a		n/a
Basel III – All-in basis
RWA ($ millions)		$136,747	n/a	n/a	n/a		n/a
CET1 ratio		9.4%	n/a	n/a	n/a		n/a
Tier 1 capital ratio		11.6%	n/a	n/a	n/a		n/a
Total capital ratio		14.6%	n/a	n/a	n/a		n/a
Basel II (5)
RWA ($ millions)		n/a	$115,229	$109,968	$106,663		$117,298
Tier 1 capital ratio		n/a	13.8%	14.7%	13.9%		12.1%
Total capital ratio		n/a	17.3%	18.4%	17.8%		16.1%
Other information
Retail/wholesale ratio (2)(6)		77% / 23%	77% / 23%	77% / 23%	74% / 26%		69% / 31%
Full-time equivalent employees		43,039	42,595	42,239	42,354		41,941
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(4)	Capital measures for fiscal year 2013 are based on Basel III whereas measures for prior years are based on Basel II.
(5)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(6)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.
n/a	Not applicable.

4	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

2013 Financial results

Reported net income for the year was $3,400 million, compared with $3,339 million in 2012.

Adjusted net income for the year was $3,619(1) million, compared with $3,397(1) million in 2012.

Reported diluted EPS for the year was $8.23, compared with $7.85 in 2012.

Adjusted diluted EPS for the year was $8.78(1), compared with $8.07(1) in 2012.

2013

Net income was affected by the following items of note:

•

$114 million ($84 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);

•	$39 million ($37 million after-tax) restructuring charge relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean) (Corporate and Other);
•

$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(2), which includes $56 million of estimated credit losses relating to the Alberta floods;

•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Wholesale Banking);
•

$24 million ($18 million after-tax) expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD) in the first quarter of 2014 (Retail and Business Banking);

•

$23 million ($19 million after-tax) amortization of intangible assets(3) ($5 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $10 million after-tax in Corporate and Other);

•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking);
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking); and
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other).

The above items of note increased revenue by $30 million, provision for credit losses by $79 million and non-interest expenses by $249 million, and decreased income tax expense by $79 million. In aggregate, these items of note decreased net income by $219 million.

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis ($23 million after-tax in Wholesale Banking and $1 million after-tax in Corporate and Other);

•

$30 million ($25 million after-tax) amortization of intangible assets ($8 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $16 million after-tax in Corporate and Other);

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Wholesale Banking);
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. (TMX Group) by Maple Group Acquisition Corporation (Maple), net of associated expenses (Wholesale Banking); and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $9 million, provision for credit losses by $53 million and non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

Net interest income and margin

$ millions, for the year ended October 31	2013	2012 (4)	2011
Average interest-earning assets	$ 351,677	$ 341,053	$ 347,634
Net interest income	7,455	7,326	7,062
Net interest margin on average interest-earning assets	2.12%	2.15%	2.03%

Net interest income was up $129 million or 2% from 2012, primarily due to higher trading-related net interest income, wider retail spreads, volume growth across most retail products and higher revenue from corporate credit products, partially offset by lower treasury-related net interest income. The prior year included a hedge accounting loss on leveraged leases, shown as an item of note above.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective strategic business units (SBUs).
(3)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.
(4)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

CIBC 2013 ANNUAL REPORT	5

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2013	2012 (1)	2011
Underwriting and advisory fees	$389	$438	$514
Deposit and payment fees	824	775	756
Credit fees	462	418	379
Card fees	599	619	609
Investment management and custodial fees	474	424	411
Mutual fund fees	1,014	880	849
Insurance fees, net of claims	358	335	320
Commissions on securities transactions	412	402	496
Trading income	28	53	44
Available-for-sale (AFS) securities gains, net	212	264	397
Designated at fair value (FVO) gains (losses), net	5	(32)	(7)
Foreign exchange other than trading	44	91	204
Income from equity-accounted associates and joint ventures	139	160	111
Other	368	396	290
	$5,328	$5,223	$5,373

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Non-interest income was up $105 million or 2% from 2012.

Underwriting and advisory fees were down $49 million or 11%, primarily due to lower equity new issuance revenue and advisory activity.

Deposit and payment fees were up $49 million or 6%, primarily due to an increase in service fees in Retail and Business Banking.

Credit fees were up $44 million or 11%, primarily due to continued growth in our corporate lending business.

Investment management and custodial fees were up $50 million or 12%, primarily due to higher client assets under management driven by market appreciation.

Mutual fund fees were up $134 million or 15%, primarily due to higher net sales of long-term mutual funds and market appreciation.

Trading income was down $25 million or 47%. See the “Trading activities” section which follows for further details.

AFS securities gains, net, were down $52 million or 20%, primarily due to the impairment of an equity position associated with our exited U.S. leveraged finance portfolio, shown as an item of note above.

FVO gains (losses), net, represent revenue from financial instruments designated at fair value and related hedges. The current year had FVO gains of $5 million compared with FVO losses of $32 million in the prior year, primarily due to changes in the fair value of mortgage interest rate commitments and associated economic hedges.

Foreign exchange other than trading was down $47 million or 52%, largely driven by higher losses on economic hedging activities.

Income from equity-accounted associates and joint ventures was down $21 million or 13%, primarily due to the gain relating to an equity-accounted investment in Wealth Management in the prior year, shown as an item of note above.

Other was down $28 million or 7%. The prior year included the gain on sale of an interest in an entity in relation to the acquisition of TMX Group by Maple, whereas the current year included the gain on the sale of our private wealth management business (Asia), both shown as items of note above.

Trading activities (TEB)

$ millions, for the year ended October 31	2013	2012 (1)	2011
Trading income consists of:
Net interest income (2)	$965	$762	$519
Non-interest income	28	53	44
	$993	$815	$563
Trading income by product line:
Interest rates	$172	$179	$162
Foreign exchange	307	290	276
Equities	333	235	208
Commodities	55	52	43
Structured credit	77	7	(136)
Other	49	52	10
	$993	$815	$563

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Includes taxable equivalent basis (TEB) adjustment of $356 million (2012: $280 million; 2011: $187 million) reported within Wholesale Banking. See “Strategic business units overview” section for further details.

Trading income was higher by $178 million or 22%, primarily driven by higher client-driven trading activity resulting in higher tax-exempt revenue, and higher income in the structured credit run-off business. The prior year included the change in valuation of collateralized derivatives to an OIS basis noted above.

6	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the year ended October 31	2013	2012	2011
Retail and Business Banking	$930	$1,080	$1,096
Wealth Management	1	–	4
Wholesale Banking	44	142	47
Corporate and Other	146	69	(3)
	$1,121	$1,291	$1,144

Provision for credit losses was down $170 million or 13% from 2012. In Retail and Business Banking, the provision was down primarily due to lower write-offs and bankruptcies in the cards portfolio and lower losses in the personal lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note. In Wholesale Banking, the provision was down mainly due to lower losses in the U.S. real estate finance portfolio. The prior year included losses in the exited U.S. leveraged finance portfolio and the current year included losses in the exited European leveraged finance portfolio, both shown as items of note. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased, which included $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note. The increase in the collective allowance relating to the personal lending portfolio was largely offset by a lower collective allowance relating to the commercial lending portfolio.

Non-interest expenses

$ millions, for the year ended October 31	2013	2012	2011
Employee compensation and benefits
Salaries	$2,397	$2,285	$2,245
Performance-based compensation	1,299	1,236	1,261
Benefits	557	523	546
	4,253	4,044	4,052
Occupancy costs	700	697	667
Computer, software and office equipment	1,052	1,022	989
Communications	307	304	296
Advertising and business development	236	233	213
Professional fees	179	174	178
Business and capital taxes	62	50	38
Other	825	691	1,053
	$7,614	$7,215	$7,486

Non-interest expenses increased by $399 million or 6% from 2012.

Employee compensation and benefits increased by $209 million or 5%, primarily due to higher salaries, performance-based compensation and benefits. The current year also included the restructuring charge relating to CIBC FirstCaribbean, shown as an item of note above.

Computer, software and office equipment increased by $30 million or 3%, primarily due to higher spending on strategic business initiatives.

Other increased by $134 million or 19%, primarily due to higher expenses in the structured credit run-off business, which included a settlement charge shown as an item of note above.

Taxes

$ millions, for the year ended October 31	2013	2012	2011
Income tax expense	$648	$704	$927
Indirect taxes (1)
Goods and services tax (GST), harmonized sales tax (HST) and sales taxes	324	321	316
Payroll taxes	204	192	189
Capital taxes	40	33	26
Property and business taxes	55	50	45
Total indirect taxes	623	596	576
Total taxes	$1,271	$1,300	$1,503
Reported effective tax rate	16.0%	17.4%	24.4%
Total taxes as a percentage of net income before deduction of total taxes	27.2%	28.0%	34.3%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST, and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were down $29 million from 2012.

Income tax expense was $648 million, compared with $704 million in 2012. This change was primarily due to higher tax-exempt income.

CIBC 2013 ANNUAL REPORT	7

Management’s discussion and analysis

Indirect taxes were up by $27 million, mainly due to higher payroll taxes and capital taxes. Payroll taxes were favourably impacted by a reassessment in 2012. The increase in capital taxes was attributable to a higher capital level in CIBC as a legal entity and higher statutory capital tax rates.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. In response to a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) ordered and the Federal Court of Appeal confirmed that the Crown must submit amended replies. On July 30, 2013, the Crown filed a Fresh as Amended Reply with the TCC. On September 30, 2013, CIBC filed its Answer with the TCC. We expect the TCC trial on the deductibility of the Enron payments to commence in the latter part of 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $195 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.3% in 2013. The rate will be 26.4% in 2014 and beyond.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2013 vs. 2012	2012 vs. 2011	2011 vs. 2010
Estimated increase (decrease) in:
Total revenue	$34	$27	$(102)
Provision for credit losses	3	5	(7)
Non-interest expense	14	12	(52)
Income taxes	1	–	(8)
Net income	16	10	(35)
Average US$ appreciation (depreciation) relative to C$	2%	2%	(6)%

Significant events

Aeroplan Agreements and enhancements to CIBC travel rewards program

On September 16, 2013, CIBC announced that it reached tri-party agreements with Aimia and TD.

Under the terms of the 10-year agreement with Aimia, CIBC will continue to be an issuer of Aeroplan related travel credit cards. This agreement ensures that CIBC Aerogold VISA clients will continue to earn Aeroplan miles as usual and will benefit from the enhanced Aeroplan program starting in January 2014.

CIBC will sell to TD approximately 50% of its existing Aerogold VISA portfolio, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC will retain the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio being divested by CIBC is expected to consist of approximately $3.4 billion of credit card receivables. Upon closing, CIBC will receive a cash payment from TD that will be equal to the credit card receivables outstanding being acquired by TD.

CIBC will also receive upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

In addition to these amounts, CIBC will release approximately $70 million of allowance for credit losses related to the sold portfolio, and incur approximately $5 million in costs related to the transaction in the first quarter of 2014. The net gain on sale of the sold portfolio, which will include the upfront payments, release of allowance for credit losses and costs related to the transaction, is expected to be approximately $265 million (approximately $200 million after-tax). CIBC also expects to incur additional support costs of approximately $20 million as a result of the transaction in the first quarter of 2014.

In addition, regulatory capital of approximately $300 million is expected to be freed up as a result of the reduction of credit card receivables.

Under the terms of the agreements:

•	CIBC will continue to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for migration of Aeroplan credit card accounts.

•	CIBC expects to receive annual commercial subsidy payments from TD of approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

•	CIBC will work with TD under an interim servicing agreement to effect a smooth transition of the cardholders moving to TD.

The closing, which is expected to occur in late December 2013, is subject to customary closing conditions, including receipt of necessary rating agency approvals in respect of CARDS II Trust. In conjunction with the Aimia agreement, CIBC has also agreed that, upon closing of the transactions contemplated by the purchase agreement, CIBC will fully release Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Separate from the tri-party agreements, CIBC continues with its plan to provide enhancements to our proprietary travel rewards program, delivering on our commitment to give our clients access to a market leading travel rewards program. The enhanced program is built on extensive research and feedback from our clients and from Canadians about what they want from their travel rewards card.

Costs of $24 million ($18 million after-tax) in respect of both the tri-party agreements and the enhancement of our proprietary travel rewards program were incurred in the three months ended October 31, 2013.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction will result in an after-tax gain, net of associated expenses, of approximately $50 million in the first quarter of 2014.

8	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$23 billion in assets under management, provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in the first quarter of fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management SBU.

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the current year. CIBC’s other businesses in Asia were unaffected by this transaction.

Lehman Brothers bankruptcy proceedings

During the current year, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2013	2012
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,104	$2,114	$2,036	$2,065	$2,036	$2,085	$2,004	$2,029
	Wealth Management	470	458	443	432	420	401	418	435
	Wholesale Banking (1)	522	596	580	563	575	527	463	495
	Corporate and Other (1)	104	95	80	121	128	136	199	198
	Total revenue	$3,200	$3,263	$3,139	$3,181	$3,159	$3,149	$3,084	$3,157
	Net interest income	$1,894	$1,883	$1,823	$1,855	$1,848	$1,883	$1,753	$1,842
	Non-interest income	1,306	1,380	1,316	1,326	1,311	1,266	1,331	1,315
	Total revenue	3,200	3,263	3,139	3,181	3,159	3,149	3,084	3,157
	Provision for credit losses	271	320	265	265	328	317	308	338
	Non-interest expenses	1,932	1,874	1,821	1,987	1,829	1,831	1,764	1,791
	Income before taxes	997	1,069	1,053	929	1,002	1,001	1,012	1,028
	Income taxes	161	179	177	131	150	160	201	193
	Net income	$836	$890	$876	$798	$852	$841	$811	$835
	Net income (loss) attributable to:
	Non-controlling interests	$(7)	$–	$2	$2	$2	$2	$1	$3
	Equity shareholders	843	890	874	796	850	839	810	832
EPS	– basic	$2.05	$2.16	$2.12	$1.91	$2.02	$2.00	$1.90	$1.94
	– diluted	$2.05	$2.16	$2.12	$1.91	$2.02	$2.00	$1.90	$1.93

(1)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/12

Net income for the quarter was $836 million, down $16 million or 2% from the fourth quarter of 2012.

Net interest income was up $46 million or 2%, primarily due to volume growth across most retail products, higher trading-related net interest income and higher revenue from corporate credit products, partially offset by lower treasury-related net interest income.

Non-interest income was down $5 million, primarily due to the impairment of an equity position in the current quarter and a gain on sale of interests in entities in relation to the acquisition of TMX Group in the prior year quarter. These were largely offset by net higher fee-based revenue.

Provision for credit losses was down $57 million or 17%. In Retail and Business Banking, the provision was down due to lower write-offs in the cards portfolio and lower losses in the personal lending portfolio. In Wholesale Banking, the current quarter included reversals of credit losses compared with losses in the exited U.S. leveraged finance portfolio in the prior year quarter. In Corporate and Other, the provision was up primarily due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased primarily due to higher provisions relating to CIBC FirstCaribbean and the cards portfolio, partially offset by lower provisions relating to the commercial lending portfolio.

Non-interest expenses were up $103 million or 6%, primarily due to higher employee-related compensation. The current year quarter included the restructuring charge relating to CIBC FirstCaribbean and expenses relating to the credit card portfolio.

Income tax expense was up $11 million or 7%, despite lower income, primarily due to a decrease in the relative proportion of income taxed at lower income tax rates.

Compared with Q3/13

Net income for the quarter was $836 million, down $54 million or 6% from the prior quarter.

Net interest income was up $11 million or 1%, primarily due to volume growth and wider spreads across most retail products.

Non-interest income was down $74 million or 5%, primarily due to trading losses in the current quarter compared with trading income in the prior quarter. The current quarter included the impairment of an equity position.

Provision for credit losses was down $49 million or 15%. In Retail and Business Banking, lower write-offs and bankruptcies in the cards portfolio were offset by higher losses in the commercial lending portfolio. The prior quarter included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios. In Wholesale Banking, the current quarter included reversals of credit losses compared with losses in the exited European leveraged finance portfolio in the prior quarter. In Corporate and Other, higher losses in CIBC FirstCaribbean were more than offset by a lower collective allowance reported in this segment. The prior quarter included $56 million of estimated credit losses relating to the Alberta floods.

CIBC 2013 ANNUAL REPORT	9

Management’s discussion and analysis

Non-interest expenses were up $58 million or 3%, primarily due to the restructuring charge relating to CIBC FirstCaribbean and expenses relating to the credit card portfolio, and higher spending on other strategic initiatives, partially offset by lower performance-based compensation.

Income tax expense was down $18 million or 10%, primarily due to lower income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by the continued low interest rate environment and attrition in our exited FirstLine mortgage broker business.

Wealth Management revenue has benefitted from strong net sales of long-term mutual funds and higher average assets under management. Income from our proportionate share in American Century Investments (ACI) is trending higher. A gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions, and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The second quarter of 2012 included the hedge accounting loss on leveraged leases. The fourth quarter of 2012 included the gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple and the loss relating to the change in valuation of collateralized derivatives to an OIS basis. The current quarter included an impairment of an equity position associated with our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to tax-exempt income. The second half of 2012 and all quarters in 2013 had lower unallocated treasury revenue. The first quarter of 2013 included the gain on sale of the private wealth management business (Asia).

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the cards portfolio declined throughout 2012 and 2013. The third quarter of 2013 had a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios. In Wholesale Banking, 2012 included higher losses in the U.S. real estate finance portfolio. The fourth quarter of 2012 included losses in the exited U.S. leveraged finance portfolio, and the second and third quarter of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the third quarter of 2013 had an increase in the collective allowance, which included $56 million of estimated credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense. The first quarter of 2013 had higher expenses in the structured credit run-off business. The fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean, and expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia and TD.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has generally been trending higher for the periods presented in the table above.

Review of 2012 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking (1)	Corporate and Other (1)	CIBC Total
2012 (2)	Net interest income	$5,791	$187	$1,150	$198	$7,326
	Non-interest income	2,069	1,783	908	463	5,223
	Intersegment revenue	294	(296)	2	–	–
	Total revenue	8,154	1,674	2,060	661	12,549
	Provision for credit losses	1,080	–	142	69	1,291
	Non-interest expenses	4,059	1,232	1,115	809	7,215
	Income before taxes	3,015	442	803	(217)	4,043
	Income taxes	729	103	190	(318)	704
	Net income	$2,286	$339	$613	$101	$3,339
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$8	$8
	Equity shareholders	2,286	339	613	93	3,331
2011	Net interest income	$5,625	$179	$898	$360	$7,062
	Non-interest income	2,137	1,740	1,160	336	5,373
	Intersegment revenue	283	(283)	–	–	–
	Total revenue	8,045	1,636	2,058	696	12,435
	Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
	Non-interest expenses	4,034	1,241	1,218	993	7,486
	Income before taxes	2,915	391	793	(294)	3,805
	Income taxes	731	112	250	(166)	927
	Net income	$2,184	$279	$543	$(128)	$2,878
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$1	$10	$11
	Equity shareholders	2,184	279	542	(138)	2,867

(1)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year.

10	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2012 and 2011.

Overview

Net income for 2012 was $3,339 million, compared with $2,878 million in 2011. The increase in net income of $461 million was due to lower income taxes and non-interest expenses and higher revenue, partially offset by a higher provision for credit losses.

Revenue by segments

Retail and Business Banking

Revenue was up $109 million or 1% from 2011, primarily due to volume growth across most retail products and higher fees, partially offset by narrower spreads.

Wealth Management

Revenue was up $38 million or 2% from 2011, primarily due to the income from our proportionate share in ACI including a gain relating to this equity-accounted investment shown as an item of note, partially offset by lower retail brokerage revenue.

Wholesale Banking

Revenue was comparable to 2011. Higher capital markets revenue and lower losses in the structured credit run-off business were offset by lower corporate and investment banking revenue.

Corporate and Other

Revenue was down $35 million or 5% from 2011, mainly due to a higher TEB adjustment, partially offset by higher unallocated treasury revenue. The loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, the gain on sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business, and interest income on tax reassessments were included in 2011.

Consolidated CIBC

Net interest income

Net interest income was up $264 million or 4% from 2011, primarily due to higher treasury and trading-related net interest income and volume growth across most retail products, partially offset by narrower retail spreads. A hedge accounting loss on leveraged leases was included in 2012 while 2011 included interest income on tax reassessments.

Non-interest income

Non-interest income was down $150 million or 3% from 2011, primarily due to higher losses from economic hedging activities, and lower commissions on securities transactions and underwriting and advisory fees. As discussed above, gains related to ACI and sale of interests in entities in relation to the acquisition of TMX Group were included in 2012, while gains on sale of a merchant banking investment and CMT’s Issuer Services business were included in 2011. The loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities was included in 2011.

Provision for credit losses

Provision for credit losses was up $147 million or 13% from 2011. In Retail and Business Banking, the provision was down due to higher recoveries, lower bankruptcies and write-offs in the cards portfolio, partially offset by a higher provision in the personal and business lending portfolios. In Wholesale Banking, the provision was up mainly due to higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolios. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean. Net provision reversals related to the collective allowance reported in Corporate and Other were lower compared with 2011.

Non-interest expenses

Non-interest expenses decreased by $271 million or 4% from 2011. A goodwill impairment charge relating to CIBC FirstCaribbean and expenses relating to the sale of a merchant banking investment were included in 2011. These were partially offset by higher computer, software, office equipment and occupancy costs in 2012.

Income taxes

Income tax expense was $704 million, compared with $927 million in 2011. This change was primarily due to higher tax-exempt income, a lower statutory income tax rate, and a decrease in the relative proportion of income subject to higher rates of income tax. CIBC FirstCaribbean had a goodwill impairment in 2011 which was not tax-effected.

Outlook for calendar year 2014

Global growth is expected to improve in 2014, helped by a diminished burden from fiscal tightening in both the U.S. and Europe, and a continuation of stimulative monetary policy. U.S. real gross domestic product (GDP) is expected to accelerate to approximately 3% as we move past the drag from tax hikes that hit 2013. A further climb in home building, and the lift to household incomes and credit quality from ongoing job creation should also help U.S. real GDP. Europe looks to have emerged from recession, while emerging markets will benefit from improved global trade volumes. Canada’s growth rate should improve to the 2.0% to 2.5% range, as firmer global conditions support exports and capital spending in the resource sector, offsetting a slower pace of housing construction and continued restraint in government program spending. Consumer demand will be sustained at moderate growth rates by job creation. Both the U.S. Federal Reserve and the Bank of Canada are likely to wait until 2015 before raising short term interest rates, although longer term rates could increase through the year in anticipation of that future policy turn.

Retail banking is likely to see little change from the recent modest growth rates trend in demand for household and mortgage credit given existing levels of debt and the past few years’ policy changes in mortgages. Demand for business credit should continue to grow at a healthy pace. A further drop in the unemployment rate should support household credit quality, but there is little room for business and household insolvency rates to drop from what are already very low levels. Wealth management should see an improvement in demand for equities and other higher risk assets as global growth improves. Wholesale banking should benefit from rising capital spending that increases the demand for corporate lending and debt financing, and provincial governments will still have elevated borrowing needs, including those related to infrastructure projects. A sturdier global climate could reduce uncertainties that held back equity issuance in the prior year.

CIBC 2013 ANNUAL REPORT	11

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported basis and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses for the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted return on common shareholders’ equity.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. Economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital is comprised primarily of credit, market, operational and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Managed loans and acceptances

Under Canadian GAAP, securitized loans were removed from the consolidated balance sheet upon sale. Loans on a managed basis included securitization inventory as well as loans and securities sold. We used this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

12	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		IFRS			Canadian GAAP
$ millions, as at or for the year ended October 31		2013	2012	2011	2010	2009
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$3,304	$3,173	$2,728	$2,283	$1,012
After-tax impact of items of note (1)		219	88	316	200	1,209
Dividends on convertible preferred shares (2)		–	–	(38)	–	–
Adjusted net income attributable to diluted common shareholders (3)	B	$3,523	$3,261	$3,006	$2,483	$2,221
Reported diluted weighted-average common shares outstanding (thousands)	C	401,261	404,145	406,696	388,807	382,442
Removal of impact of convertible preferred shares (thousands) (2)		–	–	(9,609)	–	–
Adjusted diluted weighted-average shares outstanding (thousands) (3)	D	401,261	404,145	397,087	388,807	382,442
Reported diluted EPS ($)	A/C	$8.23	$7.85	$6.71	$5.87	$2.65
Adjusted diluted EPS ($) (3)	B/D	8.78	8.07	7.57	6.39	5.81
Reported and adjusted efficiency ratio
Reported total revenue	E	$12,783	$12,549	$12,435	$12,085	$9,928
Pre-tax impact of items of note (1)		(30)	(9)	21	(291)	1,453
TEB		357	281	189	53	42
Adjusted total revenue (3)	F	$13,110	$12,821	$12,645	$11,847	$11,423
Reported non-interest expenses	G	$7,614	$7,215	$7,486	$7,027	$6,660
Pre-tax impact of items of note (1)		(249)	(63)	(358)	(99)	(72)
Adjusted non-interest expenses (3)	H	$7,365	$7,152	$7,128	$6,928	$6,588
Reported efficiency ratio	G/E	59.6%	57.5%	60.2%	58.1%	67.1%
Adjusted efficiency ratio (3)	H/F	56.2%	55.8%	56.4%	58.5%	57.7%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$3,304	$3,173	$2,690	$2,283	$1,012
After-tax impact of items of note (1)		219	88	316	200	1,209
Adjusted net income attributable to common shareholders (3)	J	$3,523	$3,261	$3,006	$2,483	$2,221
Dividends paid to common shares	K	$1,523	$1,470	$1,391	$1,350	$1,328
Reported dividend payout ratio	K/I	46.1%	46.3%	51.7%	59.1%	>100
Adjusted dividend payout ratio (3)	K/J	43.2%	45.1%	46.3%	54.4%	59.8%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$ 15,807	$14,442	$12,145	$11,772	$10,731
Reported return on common shareholders’ equity	I/L	20.9%	22.0%	22.2%	19.4%	9.4%
Adjusted return on common shareholders’ equity (3)	J/L	22.3%	22.6%	24.8%	21.1%	20.7%
Reported and adjusted effective tax rate
Reported income before income taxes	M	$4,048	$4,043	$3,805	$4,012	$1,619
Pre-tax impact of items of note (1)		298	107	328	(333)	1,715
Adjusted income before income taxes (3)	N	$4,346	$4,150	$4,133	$3,679	$3,334
Reported income taxes	O	$648	$704	$927	$1,533	$424
Tax impact of items of note (1)		79	49	24	(533)	506
Adjusted income taxes (3)	P	$727	$753	$951	$1,000	$930
Reported effective tax rate	O/M	16.0%	17.4%	24.4%	38.2%	26.2%
Adjusted effective tax rate (3)	P/N	16.7%	18.1%	23.0%	27.2%	27.9%
Loan loss ratio
Loans and acceptances (net of allowances for credit losses)					$184,576	$175,609
Add: loans securitized					53,669	51,826
Managed loans and acceptances (3)	Q				$238,245	$227,435
Specific provision for credit losses					$1,201	$1,412
Add: losses on securitized portfolio					135	193
Specific provision for credit losses on a managed basis (3)	R				$1,336	$1,605
Loan loss ratio (on managed basis) (3)	R/Q				0.56%	0.70%

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
IFRS
2013 Reported net income		$2,463	$388	$716	$(167)	$3,400
After-tax impact of items of note (1)		38	4	118	59	219
Adjusted net income (3)		$2,501	$392	$834	$(108)	$3,619
2012 Reported net income		$2,286	$339	$613	$101	$3,339
After-tax impact of items of note (1)		8	(34)	67	17	58
Adjusted net income (3)		$2,294	$305	$680	$118	$3,397
2011 Reported net income		$2,184	$279	$543	$(128)	$2,878
After-tax impact of items of note (1)		9	1	100	194	304
Adjusted net income (3)		$2,193	$280	$643	$66	$3,182
Canadian GAAP
2010 Reported net income		$1,843	$225	$342	$42	$2,452
After-tax impact of items of note (1)		–	(6)	156	50	200
Adjusted net income (3)		$1,843	$219	$498	$92	$2,652
2009 Reported net income		$1,517	$189	$(472)	$(60)	$1,174
After-tax impact of items of note (1)		10	–	1,142	57	1,209
Adjusted net income (3)		$1,527	$189	$670	$(3)	$2,383

(1)	Reflects impact of items of note under “2013 Financial results” section and below.
(2)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.
(3)	Non-GAAP measure.

CIBC 2013 ANNUAL REPORT	13

Management’s discussion and analysis

Impact of the items of note in prior years

2011 (IFRS)

Net income was affected by the following items of note:

•	$203 million goodwill impairment relating to CIBC FirstCaribbean (Corporate and Other);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$90 million ($65 million after-tax) loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities (Corporate and Other);
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses (Wholesale Banking);
•	$76 million ($55 million after-tax) reduction in the collective allowance (Corporate and Other);
•	$37 million after-tax gain on the sale of CMT’s Issuer Services business (Corporate and Other);
•

$35 million ($28 million after-tax) amortization of intangible assets ($9 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $18 million after-tax in Corporate and Other); and

•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business (Wholesale Banking).

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

2010 (Canadian GAAP)

Net income was affected by the following items of note:

•	$232 million ($161 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities (Corporate and Other);
•	$141 million ($98 million after-tax) reduction in the general allowance (Corporate and Other);
•

$25 million net deferred tax asset write-down resulting from the enactment of lower Ontario corporate tax rates ($6 million increase in Wealth Management and $31 million write-down in Corporate and Other);

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits (Wholesale Banking); and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on MTM of credit derivatives in our corporate loan hedging program (Wholesale Banking).

The above items of note increased revenue by $291 million, decreased provision for credit losses by $141 million, increased non-interest expenses by $99 million, and income tax expense by $533 million. In aggregate, these items of note decreased net income by $200 million.

2009 (Canadian GAAP)

Net income was affected by the following items of note:

•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business (Wholesale Banking);
•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program (Wholesale Banking);
•	$164 million ($106 million after-tax) of valuation charges related to certain trading and AFS positions in exited and other run-off businesses (Wholesale Banking);
•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios (Wholesale Banking);
•	$107 million ($73 million after-tax) provision for credit losses in the general allowance (Corporate and Other);
•	$92 million ($51 million after-tax) MTM loss relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting (Wholesale Banking);
•	$83 million ($56 million after-tax) loan loss in our leveraged loan and other run-off portfolios (Wholesale Banking);
•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs ($10 million after-tax in Retail and Business Banking and $8 million after-tax in Corporate and Other);
•

$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVAs) against credit exposures to derivative counterparties, other than financial guarantors, on non-structured credit contracts (Wholesale Banking);

•	$25 million ($17 million after-tax) interest income on income tax reassessments (Corporate and Other); and
•	$111 million ($7 million after-tax) of foreign exchange gains on capital repatriation activities (Corporate and Other).

The above items of note decreased revenue by $1,453 million, increased provision for credit losses by $190 million, non-interest expenses by $72 million, and decreased income tax expense by $506 million. In aggregate, these items of note decreased net income by $1,209 million.

14	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a taxable equivalent basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

CIBC 2013 ANNUAL REPORT	15

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Our business strategy

Retail and Business Banking has actively shifted its strategy to a client-centric focus with the objective of enhancing the client experience and accelerating profitable revenue growth across all of our channels. Supporting our retail objectives are three strategic priorities:

1.	Deepen relationships with our clients
2.	Improve our sales and service capabilities
3.	Acquire and retain clients

2013 progress

We made good progress in 2013 against our strategic priorities.

Deepen client relationships	Improve our sales and service capabilities	Acquire and retain clients

•       As part of CIBC’s commitment to provide our clients with the market leading travel rewards credit card, CIBC launched an enhanced Aventura card and signed a 10-year extension with Aimia to continue to offer our clients Aeroplan credit cards. Combined, our clients have the largest offering of choice in the Canadian marketplace.

•       We launched the CIBC Everyday Banking Bundle and the CIBC Premium Banking Bundle to make it easier for our clients to bank with us and reward them for doing so.

•       We received three awards from ACT Canada for innovation related to the launch of our CIBC Mobile Payment App to help meet more of our clients’ needs, including, the Gold Award for a Canadian Innovation Benefiting Consumers; the Gold Award for a Canadian Innovation Benefiting Merchants; and the 2013 People’s Choice Award.

•       We launched Break Away to our sales teams across the country. The leadership training program supports frontline best practices, and has successfully demonstrated that we can improve sales and client experience results through a consistent approach to sales and service delivery.

•       We became the first major Canadian bank to offer a mobile Cash Management App to Business Banking clients. The CIBC Mobile Business App for iPhone and BlackBerry smartphones enables CIBC Cash Management Online (CMO) users to remotely perform key payment approval and reporting functions across a range of cash management products and services to enhance the client experience.

•       We continue to make progress on our multi-product sales and origination technology platform, aimed at enhancing the client experience through more effective onboarding processes.

•       Continuing our leadership in mobile innovations, we became the first and remain the only bank to launch a new mobile payment App for clients. The CIBC Mobile Payment App marks another first for CIBC. Our clients now have the ability to make credit card payments using their smartphone, putting them at the leading edge of a fast-growing market.

•       We reached one million active clients using CIBC’s award-winning mobile banking App, which allows clients to perform many of their everyday banking transactions from their mobile device.

•       As part of the largest branch development in our history, we achieved a significant milestone with the opening of our 150th branch since 2008. We have hired more than 1,000 full-time equivalent employees to staff the 150 new, relocated or expanded locations, and installed close to 500 new ABMs to better serve our clients.

•       The ongoing conversion of our FirstLine mortgage clients into CIBC-brand mortgages continues to exceed targets, and supports our focus on client retention by introducing these clients to the benefits of a broader banking relationship with CIBC.

Our focus for 2014

Our strategic priorities remain the same for 2014. Our focus next year will be to:

•	Implement key initiatives that accelerate profitable revenue growth and enhance client experience
•	Continue to deepen client relationships by focusing on CIBC-brand products and services
•	Leverage our multi-channel strategy with further investments in branches, mobile and online banking and our payments capabilities

2013 financial review

Revenue ($ billions)	Net income ($ billions)	Average funds managed ($ billions)	Efficiency ratio (%)

16	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Personal banking

•       4.6% growth in total Personal Banking funds managed

•       Strong growth in CIBC-brand funds managed at 6.0%, led by CIBC-brand mortgage growth of 12.5%

•       FirstLine retention of 50% for 2013 exceeded target level of 25%

•       Increased frontline sales force by 5% year-over-year

Average funds managed – Personal banking ($ billions)

Business banking • 4.7% growth in Business Banking funds managed • Business lending grew 5.1% (or 7.1% excluding commercial mortgages) • Business deposits grew 4.5%	Average funds managed – Business banking ($ billions)

CIBC 2013 ANNUAL REPORT	17

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
Personal banking	$6,586	$6,309	$6,270
Business banking	1,520	1,501	1,411
Other	213	344	364
Total revenue	8,319	8,154	8,045
Provision for credit losses	930	1,080	1,096
Non-interest expenses	4,147	4,059	4,034
Income before taxes	3,242	3,015	2,915
Income taxes	779	729	731
Net income	$2,463	$2,286	$2,184
Net income attributable to:
Equity shareholders (a)	$2,463	$2,286	$2,184
Efficiency ratio	49.8%	49.8%	50.1%
Return on equity (2)	57.9%	58.3%	64.2%
Charge for economic capital (2) (b)	$(532)	$(507)	$(464)
Economic profit (2) (a+b)	$1,931	$1,779	$1,720
Average assets ($ billions)	$254.9	$253.2	$256.4
Full-time equivalent employees	21,781	21,857	21,658

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $177 million or 8% from 2012, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was up $165 million or 2% from 2012.

Personal banking revenue was up $277 million or 4%, primarily due to volume growth across most products, wider spreads and higher fees.

Business banking revenue was up $19 million or 1%, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other was down $131 million or 38%, primarily due to lower treasury allocations and lower revenue in our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was down $150 million or 14% from 2012, primarily due to lower write-offs and bankruptcies in the cards portfolio and lower losses in the personal lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note.

Non-interest expenses

Non-interest expenses were up $88 million or 2% from 2012, mainly due to higher employee-related compensation relating to an increased number of client-facing employees, and expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia and TD, shown as an item of note.

Income taxes

Income taxes were up $50 million or 7% from 2012, primarily due to higher income.

Average assets

Average assets were up 1% from 2012 due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Excluding exited FirstLine mortgages, average assets grew by 6%.

18	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Our business strategy

In Wealth Management we seek to grow our business in Canada and internationally, particularly in the United States. This growth is supported by three strategic priorities:

1.	Attract and deepen client relationships
2.	Seek new sources of domestic assets
3.	Pursue acquisitions and investments

2013 progress

We made good progress in 2013 against our strategic priorities.

Attract and deepen client relationships	Seek new sources of domestic assets	Pursue acquisitions and investments

•     CIBC Investor’s Edge made significant enhancements to its online interface and continued to build value for clients with the launch of the No Fee RESP, the new Exchange Traded Funds (ETF) Centre and an enhanced research centre.

•     In CIBC Wood Gundy, we continued to invest in our strong technology platform with the launch of the latest portfolio management system to support client relationships through enhanced functionalities and advisor-focused work flow.

•     In CIBC Private Wealth Management, we continued to increase our footprint nationally with new branch openings in Ontario and Alberta.

•     We achieved our 19th consecutive quarter of positive retail net sales of long-term mutual funds and had record long-term net sales of $4.8 billion.

•     We are growing our domestic assets by attracting high quality advisors to our full-service brokerage platform, CIBC Wood Gundy.

• We announced our intention to acquire
Atlantic Trust, a U.S. private wealth
management firm as part of our strategic
plan to grow our North American wealth
management business. We expect to
complete this acquisition in the first quarter
of 2014 following regulatory approvals.

•     To complement our organic growth plans
here in Canada, we seek opportunistic
acquisitions and investments that align to
our risk profile.

Our focus for 2014

Our strategic priorities remain the same for 2014. Our focus next year will be to:

•	Attract and deepen client relationships within the high net worth and institutional client segments through our integrated offer
•	Continue to fulfill the wealth management needs of our retail clients
•	Pursue opportunities aligned with our North American growth strategy

2013 financial review

Revenue ($ billions)	Net income ($ millions)	Assets under administration ($ billions)	Mutual funds ($ billions)

CIBC 2013 ANNUAL REPORT	19

Management’s discussion and analysis

Retail brokerage • 8% growth in AUA – retail brokerage • 17% growth in AUA – online brokerage • CIBC Wood Gundy and CIBC Investor’s Edge continued to strengthen client satisfaction indicators	Assets under administration – CIBC Wood Gundy ($ billions)

Asset management

•       8% growth in assets under management
•       Record net sales of long-term mutual funds of $4.8 billion
•       Launched several new funds to meet investors’ evolving investment needs, with a focus on income, solutions for Canadians with U.S. dollars to invest, and protection from rising rates and market volatility

Assets under management – Asset management ($ billions)

Private wealth management

•       9% growth in funds managed
•       CIBC Private Investment Counsel is the fastest growing investment counsellor amongst its peers, according to Investor Economics
•       In April 2013, we announced our intention to acquire Atlantic Trust Private Wealth
Management, a U.S. private wealth management firm

Funds managed and Assets under administration – Private wealth management ($ billions)

20	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
Retail brokerage	$1,060	$1,014	$1,082
Asset management	621	560	456
Private wealth management	122	100	98
Total revenue	1,803	1,674	1,636
Provision for credit losses	1	–	4
Non-interest expenses	1,297	1,232	1,241
Income before taxes	505	442	391
Income taxes	117	103	112
Net income	$388	$339	$279
Net income attributable to:
Equity shareholders (a)	$388	$339	$279
Efficiency ratio	72.0%	73.6%	75.9%
Return on equity (2)	20.5%	19.8%	31.7%
Charge for economic capital (2) (b)	$(232)	$(214)	$(116)
Economic profit (2) (a+b)	$156	$125	$163
Average assets ($ billions)	$4.0	$4.0	$3.4
Assets under administration ($ billions)	$233.9	$217.1	$202.9
Full-time equivalent employees	3,840	3,783	3,731

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $49 million or 14% from 2012. Net income increased primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $129 million or 8% from 2012.

Retail brokerage revenue was up $46 million or 5%, primarily due to higher fee-based and commission revenue.

Asset management revenue was up $61 million or 11%, primarily due to higher client assets under management driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from our equity-accounted investment in ACI. The prior year included a gain relating to this equity-accounted investment, shown as an item of note.

Private wealth management revenue was up $22 million or 22%, primarily due to higher assets under management, including the impact of the acquisition of the MFS McLean Budden private wealth management business in September 2012.

Non-interest expenses

Non-interest expenses were up $65 million or 5% from 2012, mainly due to higher performance-based compensation.

Income taxes

Income taxes were up $14 million or 14% from 2012, mainly due to higher income.

Assets under administration

Assets under administration were up $16.8 billion or 8% from 2012, primarily due to record net sales of long-term mutual funds and higher average client assets.

CIBC 2013 ANNUAL REPORT	21

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Our business strategy

Our strategic plan in Wholesale Banking is to grow our business in targeted industries within our defined risk appetite.

We expect to achieve this by focusing on three key priorities:

1.	Add the most value to our clients in Canada
2.	Serve our priority clients abroad
3.	Identify and export our core capabilities

2013 progress

We made good progress in 2013 against our strategic priorities and in meeting the needs of our clients.

Add the most value to clients in Canada	Serve our priority clients abroad	Identify and export our core capabilities

•     We continued to add value and strengthen service through enhanced client coverage and the delivery of strategic solutions across our businesses.

•     We continued to enhance our leading e-business capabilities to meet client trading needs across asset classes.

•     We provided value to our clients through award-winning research spanning economics, foreign exchange and equities.

•     We helped clients grow globally through expanded lending and advisory capabilities, particularly in the areas of energy, mining and infrastructure.

•     We expanded our suite of capital markets products to support our clients’ businesses, particularly in the areas of foreign exchange, fixed income and commodities in key regions globally.

•     We continued to leverage our industry expertise to grow our global presence in infrastructure and project finance, with a focus on client needs in the U.S., Europe, Australia and the Caribbean.

•     We also continued to invest in our leading energy and mining franchise by strengthening our capabilities in key markets beyond Canada.

Our focus for 2014

Our strategic priorities remain consistent and will be supported by our focus on:

•	Strengthening and expanding client relationships in Canada
•	Extending into key global centres in core Canadian industries
•	Serving client needs across the business, in line with our risk profile

2013 financial review

Revenue ($ billions)	Net income ($ millions)	Economic capital (1) ($ billions)	Average value-at-risk (VaR) ($ millions)

(1)	For additional information, see the “Non-GAAP measures” section.

We participated in a number of key transactions as:

•	Joint bookrunner on Choice Properties REIT’s $460 million IPO of Trust Units, $600 million inaugural bond offering and $500 million senior unsecured credit facility;
•

Joint bookrunner, joint lead arranger and syndication agent for Loblaw Companies Ltd.’s $3.5 billion senior unsecured term loan for Loblaw’s pending acquisition of Shoppers Drug Mart Ltd. as well as joint bookrunner, co-lead arranger and administrative agent for Loblaw’s $1 billion senior unsecured revolving credit facility;

•	Joint bookrunner of Hudson’s Bay Company’s $380 million common share IPO;
•	Financial advisor to Inmet Mining on the sale to First Quantum Minerals for $4.6 billion;
•	Lead or co-lead manager on 96 offerings for Canadian provincial and municipal governments totalling $35.1 billion, including acting as lead manager on 43 offerings totalling $14.1 billion; and
•	Joint bookrunner on BHP Billiton’s $750 million inaugural maple bond offering.

22	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Capital markets

•       2013 Greenwich Share Leader in Overall Canadian Fixed-Income Market Share

Greenwich Associates 2013 Canadian Fixed-Income Investors Study

•       Ranked #1 in Equity Research Quality

Brendan Woods Institutional Investor Survey, September 2013

•       Ranked #1 in Canadian equity trading – by volume, value and number of trades

TSX and ATS Market Share Report, 2009-present

•       Ranked #1 by volume and by deal count in Canadian dollar-denominated debt for governments in Canada

Thomson Reuters True Economics, September 2013

Revenue – Capital markets ($ billions)

Corporate and investment banking

•       Ranked #2 in Canadian M&A announced deal value

Thomson Reuters, September 2013

•       Ranked #1 in Corporate Lending Loan Syndication by number of deals, and #2 by value of deals led

Thomson Reuters Bookrunner League Tables, September 2013

Revenue – Corporate and investment banking ($ millions)

CIBC 2013 ANNUAL REPORT	23

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
Capital markets	$1,268	$1,195	$1,099
Corporate and investment banking	931	801	948
Other	62	64	11
Total revenue (2)	2,261	2,060	2,058
Provision for credit losses	44	142	47
Non-interest expenses	1,319	1,115	1,218
Income before taxes	898	803	793
Income taxes (2)	182	190	250
Net income	$716	$613	$543
Net income attributable to:
Non-controlling interests	$–	$–	$1
Equity shareholders (a)	716	613	542
Efficiency ratio	58.3%	54.1%	59.2%
Return on equity (3)	32.4%	28.8%	30.4%
Charge for economic capital (3) (b)	$(274)	$(271)	$(237)
Economic profit (3) (a+b)	$442	$342	$305
Average assets ($ billions)	$124.4	$117.9	$110.6
Full-time equivalent employees	1,273	1,268	1,206

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $357 million (2012: $281 million; 2011: $189 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $103 million or 17% from 2012, primarily due to higher revenue, a lower provision for credit losses and a lower effective tax rate, partially offset by higher non-interest expenses.

Revenue

Revenue was up $201 million or 10% from 2012.

Capital markets revenue was up $73 million or 6% due to higher revenue from equity derivatives trading and a higher reversal of CVA against credit exposures to derivative counterparties (other than financial guarantors), partially offset by lower fixed income trading revenue and lower equity new issuance revenue. The prior year included a gain on sale of an interest in an entity in relation to the acquisition of TMX Group by Maple, and a loss relating to the change in valuation of collateralized derivatives to an OIS basis, both included as items of note.

Corporate and investment banking revenue was up $130 million or 16%, primarily due to higher revenue from corporate credit products, higher investment portfolio gains, and higher revenue from U.S. real estate finance, partially offset by lower equity new issuance revenue.

Other revenue was comparable to the prior year. Higher gains in the structured credit run-off business were partially offset by higher losses in other exited portfolios. The current year had an impairment of an equity position associated with our exited U.S. leveraged finance portfolio, while the prior year had the hedge accounting loss on leveraged leases, both shown as items of note.

Provision for credit losses

Provision for credit losses was down $98 million from 2012 mainly due to lower losses in the U.S. real estate finance portfolio. The prior year included losses in the exited U.S. leveraged finance portfolio and the current year included losses in the exited European leveraged finance portfolio, both shown as items of note.

Non-interest expenses

Non-interest expenses were up $204 million or 18% from 2012, mainly due to higher expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. in the current year, and higher performance-based compensation.

Income taxes

Income taxes decreased by $8 million or 4% from 2012. The impact of a decrease in the relative proportion of income earned in higher tax jurisdictions was largely offset by the increased TEB adjustment on higher tax-exempt income.

Average assets

Average assets were up $6.5 billion or 6% from 2012, primarily due to increased trading activity and higher loan balances in corporate credit and U.S. real estate finance.

24	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the year ended October 31	2013	2012	2011
Net interest income (expense)	$ (50)	$(67)	$(39)
Trading income (loss)	80	35	(93)
FVO gains (losses)	(11)	(12)	27
Other income (loss)	26	45	(1)
Total revenue	45	1	(106)
Provision for credit losses	–	–	3
Non-interest expenses	159	21	69
Loss before taxes	(114)	(20)	(178)
Income taxes	(30)	(5)	(50)
Net loss	$(84)	$(15)	$(128)

Net loss for the year was $84 million (US$84 million), compared with $15 million (US$14 million) for 2012.

The net loss for the year was mainly due to a charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc., a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, and net interest expenses. These were partially offset by gains on unhedged positions, a reduction in CVA relating to financial guarantors and gains on sales and terminations.

During the year, sales and terminations resulted in notional reductions in securities of US$429 million, written credit derivatives of US$480 million and purchased credit derivatives of US$420 million. The completion of these transactions resulted in an aggregate gain of $18 million (US$17 million).

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2013		Investment and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$241	$167	$–	$–	$241	$167
CLO	2,533	1	2,455	2,466	2,486	50	4,501	73	141	4
Corporate debt	–	–	–	–	4,271	11	–	–	4,271	13
Other	736	493	42	41	545	41	217	14	12	2
Unmatched	–	–	–	–	–	–	–	–	480	2
	$3,269	$494	$2,497	$2,507	$7,543	$269	$4,718	$87	$5,145	$188
October 31, 2012	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316

(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$10 million (2012: US$9 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$74 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (36%) senior secured leveraged loans. As at October 31, 2013, approximately 27% of the total notional amount of the CLO tranches was rated equivalent to AAA, 69% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A+ or lower. As at October 31, 2013, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 56% was rated between the equivalent of B+ and B-, 5% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.1 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 38-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

CIBC 2013 ANNUAL REPORT	25

Management’s discussion and analysis

Other

Our significant positions in the Investments and loans section within Other, as at October 31, 2013, include:

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$277 million and a fair value of US$244 million, tracking notes classified as AFS with a notional value of US$6 million and a fair value of US$2 million, and loans with a notional value of US$57 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;

•

US$172 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$141 million;

•	US$114 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$99 million; and
•	US$45 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$41 million and carrying value of US$40 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at October 31, 2013, include:

•

US$268 million notional value of written protection with a fair value of US$40 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and

•	US$223 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (S&P and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$45 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2013	CLO	Corporate debt	USRMM– CDO	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$2,664	$–	$–	$36	$–	$2,700	$65	$(11)	$54
Non-investment grade	54	–	–	147	–	201	20	(11)	9
Unrated	1,783	–	–	34	–	1,817	40	(16)	24
	4,501	–	–	217	–	4,718	125	(38)	87
Other counterparties (1)
Investment grade	141	10	241	12	–	404	172	1	173
Unrated	–	4,261	–	–	480	4,741	15	–	15
	$141	$4,271	$241	$12	$480	$5,145	$187	$1	$188
Total	$4,642	$4,271	$241	$229	$480	$9,863	$312	$(37)	$275
October 31, 2012	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585

(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparties is primarily one Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2013 was US$291 million relative to US$15 million of net exposure.

Lehman Brothers bankruptcy proceedings

During the year, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

26	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
International banking	$593	$582	$566
Other	(193)	79	130
Total revenue (2)	400	661	696
Provision for (reversal of) credit losses	146	69	(3)
Non-interest expenses	851	809	993
Income (loss) before taxes	(597)	(217)	(294)
Income taxes (2)	(430)	(318)	(166)
Net income (loss)	$(167)	$101	$(128)
Net income (loss) attributable to:
Non-controlling interests	$(3)	$8	$10
Equity shareholders	(164)	93	(138)
Full-time equivalent employees	16,145	15,687	15,644

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss was $167 million compared with a net income of $101 million in 2012, mainly due to lower revenue, a higher provision for credit losses and higher non-interest expenses.

Revenue

Revenue was down $261 million or 39% from 2012.

International banking revenue was up $11 million or 2% from 2012, primarily due to a gain on sale of the private wealth management (Asia) business in the current year, included as an item of note.

Other revenue was down $272 million from 2012 due to lower unallocated treasury revenue and a higher TEB adjustment.

Provision for (reversal of) credit losses

Provision for credit losses was up $77 million due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased, which included $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note. The increase in the collective allowance relating to the personal lending portfolio was largely offset by a lower collective allowance relating to the commercial lending portfolio.

Non-interest expenses

Non-interest expenses were up $42 million or 5% from 2012, primarily due to a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note.

Income taxes

Income tax benefit was up $112 million, primarily due to a higher TEB adjustment and lower income.

CIBC 2013 ANNUAL REPORT	27

Management’s discussion and analysis

Financial condition

Review of consolidated balance sheet

$ millions, as at October 31	2013	2012
Assets
Cash and deposits with banks	$6,379	$4,727
Securities
Trading	44,068	40,330
AFS	27,627	24,700
FVO	287	304
	71,982	65,334
Securities borrowed or purchased under resale agreements	28,728	28,474
Loans and acceptances
Residential mortgages	150,938	150,056
Personal	34,441	35,323
Credit card	14,772	15,153
Business and government	57,921	54,060
Allowance for credit losses	(1,698)	(1,860)
	256,374	252,732
Derivative instruments	19,947	27,039
Other assets	14,979	15,079
	$398,389	$393,385
Liabilities and equity
Deposits
Personal	$125,034	$118,153
Business and government	133,100	125,055
Bank	5,592	4,723
Secured borrowings	49,802	52,413
	313,528	300,344
Capital Trust securities	1,638	1,678
Obligations related to securities lent or sold short or under repurchase agreements	20,313	21,259
Derivative instruments	19,724	27,091
Acceptances	9,721	10,481
Other liabilities	10,808	10,671
Subordinated indebtedness	4,228	4,823
Equity	18,429	17,038
	$398,389	$393,385

Assets

Total assets as at October 31, 2013 were up $5.0 billion or 1% from 2012.

Cash and deposits with banks were up $1.7 billion or 35%, mainly due to higher treasury deposit placements.

Securities increased by $6.6 billion or 10%, due to an increase in trading and AFS securities. Trading securities increased mainly in corporate equities and debt, partially offset by lower government issued or guaranteed securities. AFS securities increased mainly in corporate debt and mortgage-backed securities, partially offset by lower government issued or guaranteed securities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Securities borrowed or purchased under resale agreements increased by $254 million or 1%, due to client-driven activities.

Loans and acceptances increased by $3.6 billion or 1%. Residential mortgages were up $882 million or 1% due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were down $882 million or 2% and credit card loans were down $381 million or 3% mainly due to net repayments. Business and government loans and acceptances were up $3.9 billion or 7% due to growth in our Canadian and U.S. portfolios. Further details on the composition of loans and acceptances are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Derivative instruments decreased by $7.1 billion or 26%, largely driven by interest rate derivatives valuations.

Liabilities

Total liabilities as at October 31, 2013 were up $3.6 billion or 1% from 2012.

Deposits were up $13.2 billion or 4%, driven by funding and retail volume growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $946 million of 4%, due to client-driven activities.

Derivative instruments decreased by $7.4 billion or 27% largely driven by interest rate derivatives valuations.

Subordinated indebtedness decreased by $595 million or 12%, primarily due to redemption/cancellations during the year. See the “Capital management and planning” section for more details.

28	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Equity

Equity as at October 31, 2013 was up $1.4 billion or 8% from 2012, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by the repurchase and cancellation of common shares under the normal course issuer bid, as explained in the “Capital management and planning” section below.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.

Regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

In order to promote a more resilient banking sector and strengthen global capital standards, the BCBS developed significant enhancements and capital reforms. This revised framework, referred to as Basel III, was effective from the first quarter of 2013. The most significant aspects of the reforms are measures to improve the quality of capital and increase capital requirements for the global financial system.

OSFI mandated all institutions to have established target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer (which can only be met with CET1 capital) by the first quarter of 2013. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings and accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes, and Tier 2 capital consists primarily of subordinated debentures, subject to phase-out rules for capital instruments that are non-qualifying.

On March 26, 2013, OSFI released its guidance on domestic systemically important banks (DSIBs) and the associated capital surcharge. CIBC is considered to be a DSIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. DSIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Following a previous deferral of credit valuation capital charges for bilateral over-the-counter (OTC) derivatives, on August 21, 2013, OSFI advised that the charge will now be phased-in over a five-year period beginning January 1, 2014. OSFI has also provided two options for calculating the CVA RWAs for purposes of the CET1, Tier 1 and Total Capital ratios during 2014 – 2018. The CVA phase-in applies to the all-in capital ratios.

CIBC 2013 ANNUAL REPORT	29

Management’s discussion and analysis

Basel leverage ratio proposal

The Basel III capital reforms included a non-risk based capital metric, the leverage ratio, to supplement risk-based capital requirements. On June 26, 2013, the BCBS issued a consultative document for comment which provided clarification of the leverage ratio requirements published in the Basel III document dated December 2010 (as revised June 2011). The ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of on-balance sheet assets and adjustments for secured financing transaction exposures and derivative exposures as specified under the proposed rules. Other off-balance sheet exposures, such as credit commitments and direct credit substitutes will be added to the Exposure Measure, but items deducted from Tier 1 capital will be excluded.

The BCBS requires banks to calculate and disclose their leverage ratio under a common methodology beginning in 2015. The proposal states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

Pending review of the final leverage requirements that will be developed by the BCBS for implementation in 2018, OSFI expects institutions to continue to meet the current assets-to-capital multiple (ACM) test and to operate at or below their authorized multiple.

Continuous enhancement to risk-based capital requirements

The BCBS continues to propose changes to the existing risk-based capital requirements with the objective of clarifying and increasing the capital requirements for certain business activities. Since the start of the fiscal year, the BCBS has published a series of consultative documents for comment. No implementation dates have been set for the recently published proposals, which include: “Revisions to the Basel Securitization Framework”, “Recognising the cost of credit protection purchased”, “The non-internal model method for capitalizing counterparty credit risk exposures”, “Capital treatment of bank exposures to central counterparties”, “Capital requirements for banks’ equity investments in funds”, and “Fundamental review of the trading book: A revised market risk framework”.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation internal ratings-based
(IRB), and advanced internal ratings-based (AIRB). OSFI expects financial institutions in Canada with assets in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

For derivatives, Basel provides three approaches for calculating counterparty credit risk capital requirements – standardized, current exposure method (CEM) and internal model
method (IMM).

For repo-style transactions, Basel provides for two approaches for calculating capital requirements – simple and comprehensive, with either standard supervisory haircuts, or own-estimate
haircuts.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book –
standardized and IRB approaches.

We have adopted the AIRB approach for the majority of our
credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. Some portfolios deemed
immaterial remain on the standardized approach.

We utilize CEM for quantifying counterparty credit exposure
for OTC derivatives. Under this methodology, exposure is
calculated as the replacement cost (positive MTM) plus the
potential future exposure.

We utilize the comprehensive approach with supervisory
haircuts for repo-style transactions. Some portfolios deemed immaterial remain on the simple approach.

For certain exposures which fall under the securitization
framework, we utilize the IRB approach.

Equity	Equity exposures in the banking book can be assessed under standardized, simple risk weight or IRB approaches.	We use the simple risk weight approach for equity exposures in the banking book, using a risk weighting prescribed by OSFI.
Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risks and
determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal
models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed
VaR, and IRC. We also use the IRB approach for trading book
securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA to calculate the operational risk capital.

30	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Transition from Basel II to Basel III

Effective the first quarter of 2013, regulatory capital requirements are based on the Basel III methodology, while requirements for 2012 were determined on a Basel II basis.

Key changes between Basel III and Basel II are noted below:

All-in basis

On an all-in basis under Basel III, regulatory adjustments are deducted from common equity for the purpose of calculating the CET1 ratio. The regulatory adjustments include a broad range of items, such as goodwill, intangible assets, pension assets, deferred tax assets and equity investments in financial entities subject to investment thresholds and limits.

The major changes to RWAs due to the implementation of Basel III are as follows:

•	A 1.25 multiplier is applied to the correlation parameter for exposures to financial institutions under the AIRB approach, subject to certain criteria;
•

Items that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that were deducted from capital) are now risk-weighted at 1,250%;

•

Significant investments in the equity of financial entities and deferred tax assets arising from temporary differences are only deducted if they exceed certain thresholds; the amounts not deducted are risk weighted at 250%; and

•	Higher capital requirements for exposures that give rise to greater degrees of wrong-way risk.

Transitional basis

On a transitional basis certain deductions from capital will be phased in at 20% per year starting in 2014. The amount not yet deducted from capital is risk-weighted accordingly. Therefore, under Basel III, transitional RWAs differ from RWAs on an all-in basis.

As a result of the change in methodology, the regulatory capital information as at October 31, 2012 and October 31, 2013 is not comparable.

The components of our regulatory capital and ratios under Basel III (all-in basis) are shown in the table below:

$ millions, as at	2013 Oct. 31	2013 Jul. 31
Common Equity Tier 1 (CET1) capital
Common shares and contributed surplus	$7,835	$7,839
Retained earnings	8,402	8,026
AOCI	309	179
Common share capital issued by subsidiaries and held by third parties (amount allowed in CET1)	81	83
Common Equity Tier 1 capital before regulatory adjustments	16,627	16,127
Common Equity Tier 1 capital: regulatory adjustments
Goodwill (net of related tax liability)	1,663	1,653
Other intangible assets (net of related tax liability)	678	666
Deferred tax assets excluding those arising from temporary differences (net of related tax liability)	87	78
Defined benefit pension fund net assets (net of related tax liability)	657	639
Significant investments in financial institutions (amount above 10% threshold)	446	417
Other	303	191
Total regulatory adjustments to Common Equity Tier 1	3,834	3,644
Common Equity Tier 1 capital (CET1)	12,793	12,483
Additional Tier 1 (AT1) capital: instruments
Non-cumulative preferred shares (1)	881	881
Non qualifying capital instruments subject to phase out (2)	2,255	2,255
Additional Tier 1 Instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	9	9
Additional Tier 1 capital before regulatory adjustments	3,145	3,145
Additional Tier 1 capital: regulatory adjustments
Valuation adjustments for less liquid positions	50	50
Total regulatory adjustments to Additional Tier 1 capital	50	50
Additional Tier 1 capital	3,095	3,095
Tier 1 capital	15,888	15,578
Tier 2 capital: instruments and provisions
Subordinated indebtedness (net of amortization) subject to phase out	3,972	3,972
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	11	11
Collective allowance	90	100
Tier 2 capital before regulatory adjustments	4,073	4,083
Total regulatory adjustments to Tier 2 capital	–	–
Tier 2 capital	4,073	4,083
Total capital	19,961	19,661
Total risk weighted assets	$136,747	$133,994
Capital ratios
CET1 ratio	9.4%	9.3%
Tier 1 capital ratio	11.6%	11.6%
Total capital ratio	14.6%	14.7%

(1)	Comprises non-cumulative Class A Preferred Shares series 26, 27, 29 which are treated as non-viability contingent capital in accordance with OSFI’s capital adequacy guidelines.
(2)	Comprises CIBC Tier 1 Notes – Series A due June 30, 2108 and Series B due June 30, 2108 (together, the Tier 1 Notes) and non-cumulative preferred shares series 33, 35, 37.

CIBC 2013 ANNUAL REPORT	31

Management’s discussion and analysis

The components of our regulatory capital and ratios on a transitional basis are shown in the table below:

$ millions, as at	2013 Oct. 31		2013 Jul. 31
CET1 capital	$16,698		$16,218
Tier 1 capital	17,830		17,412
Total capital	21,601		21,251
Risk-weighted assets	151,338		152,176
CET1 ratio	11.0%		10.7%
Tier 1 ratio	11.8%		11.4%
Total capital ratio	14.3%		14.0%
Asset-to-capital multiple	18.0	x	18.1	x

The components of our RWAs and corresponding minimum total capital requirements are shown in the table below:

	Basel III				Basel II
$ millions, as at	2013 Oct. 31		2013 Jul. 31			2012 Oct. 31
	RWA (All-in-basis)	Minimum total capital required (1)	RWA (All-in-basis)	Minimum total capital required (1)	RWA	Minimum total capital required
Credit risk
Standardized approach
Corporate	$3,621	$290	$3,375	$270	$3,750	$300
Sovereign	399	32	433	35	670	54
Banks	227	18	228	18	206	16
Real estate secured personal lending	1,575	126	1,615	129	1,620	130
Other retail	572	46	1,528	122	1,680	134
	6,394	512	7,179	574	7,926	634
AIRB approach
Corporate	45,669	3,654	44,691	3,575	39,237	3,139
Sovereign	1,704	136	1,738	139	1,727	138
Banks	5,169	414	4,561	365	2,840	227
Real estate secured personal lending	7,508	601	7,656	612	4,825	386
Qualifying revolving retail	18,775	1,502	16,908	1,353	15,852	1,268
Other retail	5,643	451	5,337	427	5,011	401
Equity	845	68	842	67	901	72
Trading book	3,085	247	3,142	251	2,064	165
Securitization	2,830	226	2,996	240	2,621	210
Adjustment for scaling factor	5,449	436	5,244	420	4,505	360
	96,677	7,735	93,115	7,449	79,583	6,366
Other credit RWA (2)	12,030	962	11,921	954	5,851	468
Total credit risk	115,101	9,209	112,215	8,977	93,360	7,468
Market risk (Internal Models and IRB Approach)
VaR	696	56	685	55	983	79
Stressed VaR	876	70	1,365	109	1,141	91
Incremental risk charge	1,854	148	1,326	106	886	71
Securitization	34	3	20	2	23	2
Total market risk	3,460	277	3,396	272	3,033	243
Operational risk (AMA)	18,186	1,455	18,383	1,471	18,836	1,507
	$136,747	$10,941	$133,994	$10,720	$115,229	$9,218

(1)	Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer, and any other capital buffers including but not limited to the capital surcharge for global/domestic systemically important banks, that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2)	Effective 2013, certain items that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that are deducted from capital) are now risk-weighted at 1,250%. Other items are only deducted under Basel III if they exceed certain thresholds; the amounts not deducted are risk-weighted at 250%.

Basel III – October 31, 2013 compared with July 31, 2013

On an all-in basis, the CET1 ratio increased 0.1% from July 31, 2013 to October 31, 2013. The favourable impact of an increase in CET1 capital due to internal capital generation (net income and common shares issued, less dividends and shares repurchased for cancellation), net of increased regulatory capital deductions, was offset by an increase in RWAs during the quarter. Additional information for changes in regulatory capital (all-in basis) is provided below.

The all-in RWAs increased by $2.8 billion over the quarter, primarily driven by normal course business growth in Retail and Business Banking and Wholesale Banking, and an increase in RWAs due to the migration from a standardized calculation approach to an AIRB calculation approach for the MasterCard portfolio acquired from Citi Cards Canada Inc. Additional information for changes in RWAs (all-in basis) is provided below.

The ACM decreased 0.1 times from July 31, 2013. The increase in capital during the quarter was sufficient to offset the increase in gross assets for the ACM this quarter.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trusts (Cards II Trust and Broadway Trust) as we provide non-contractual support to those trusts. Applying this treatment resulted in a reduction of our Basel III CET1, Tier 1 and Total capital ratios by approximately 0.20%, 0.22% and 0.24%, respectively (2012 Basel II impacts to Tier 1 and Total capital ratios: 0.42% and 0.55%, respectively).

32	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Changes in regulatory capital (all-in basis) under Basel III are shown in the table below:

$ millions, for the three months ended October 31, 2013
Balance at beginning of period	$19,661
Issue of common shares	14
Purchase of common shares for cancellation	(18)
Net income attributable to equity shareholders	843
Preferred and common shares dividends	(408)
Premium on purchase of common shares for cancellation	(59)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	50
Net change in AFS securities	67
Net change in cash flow hedges	13
Change in shortfall of allowance to expected losses	(84)
Goodwill and other intangible assets	(22)
Other, including change in regulatory adjustments	(96)
Balance at end of period	$19,961

The following tables show the movement in RWAs (all-in-basis) relating to credit, market and operational risks.

Credit risk

$ millions, for the three months ended October 31, 2013	Credit risk	Of which counterparty credit risk	(1)
Balance at beginning of period	$112,215	$4,859
Book size (2)	1,706	526
Book quality (3)	(155)	(73)
Model updates (4)	598	59
Methodology and policy (5)	535	–
Acquisitions and disposals	–	–
Foreign exchange movements	573	89
Other	(371)	61
Balance at end of period	$115,101	$5,521

Market risk

$ millions, for the three months ended October 31, 2013
Balance at beginning of period	$3,396
Movement in risk levels (6)	29
Model updates (4)	–
Methodology and policy (5)	–
Acquisitions and disposals	–
Foreign exchange movements	35
Other	–
Balance at end of period	$3,460

Operational risk

$ millions, for the three months ended October 31, 2013
Balance at beginning of period	$18,383
Movement in risk levels (7)	(197)
Balance at end of period	$18,186

(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry wide basis (i.e. Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Relates to changes in open positions and market data.
(7)	Relates to changes in loss experience and business environment and internal control factors.

CIBC 2013 ANNUAL REPORT	33

Management’s discussion and analysis

The components of our regulatory capital under Basel II(1) are shown in the table below:

$ millions, as at October 31, 2012
Tier 1 capital (2)
Common shares	$7,751
Contributed surplus	85
Retained earnings	7,042
Adjustment for transition to IFRS (3)	274
Foreign currency translation adjustments	(88)
Non-cumulative preferred shares	1,706
Innovative instruments (4)	1,678
Certain non-controlling interests in subsidiaries	172
Goodwill	(1,702)
Other deductions	(43)
50/50 deductions from each of Tier 1 and Tier 2 (5)	(935)
15,940
Tier 2 capital
Perpetual subordinated indebtedness	219
Other subordinated indebtedness (net of amortization)	4,398
Net after-tax unrealized holding gains on AFS equity securities	196
Eligible allowance	106
50/50 deductions from each of Tier 1 and Tier 2 (5)	(935)
3,984
Total regulatory capital	$19,924
Total RWAs	$115,229
Regulatory capital ratios
Tier 1 capital ratio	13.8%
Total capital ratio	17.3%
ACM	17.4	x

(1)	Basel II standards required that banks maintain a minimum Tier 1 and Total capital ratios of 4% and 8% respectively. OSFI had established that Canadian deposit-taking institutions maintain Tier 1 and Total capital ratios of at least 7% and 10% respectively.
(2)	Excludes short trading positions in CIBC capital instruments.
(3)	Incorporates OSFI’s IFRS transitional relief election over five quarters starting November 1, 2011.
(4)	On March 13, 2009 CIBC Capital Trust, wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes-Series A due June 30, 2018 and $300 million of 10.25% CIBC Tier 1 Notes-Series B due June 30, 2018 (together, the Tier 1 Notes). The Tier 1 Notes qualify as our Tier 1 regulatory capital.
(5)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), investment in insurance activities and substantial investments in unconsolidated entities.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP) which includes oversight by the Board of Directors (the Board). Our capital management policies, established by the Board, are reviewed and re-approved each year in support of the ICAAP. The policies relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Where appropriate, there are guidelines associated with each policy which are intended to translate the higher-level policies into manageable measures. The guidelines are not intended to be inflexible, but to provide guidance on expectations under a typical operating environment, and to flag circumstances when actual results vary significantly from the guidelines. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. Our target is to have Basel III capital ratios that exceed the regulatory targets set by OSFI. We perform a sensitivity analysis and stress testing of our regulatory capital metrics with respect to changes in asset levels and profit levels in accordance with enterprise-wide stress testing scenarios discussed further below.

Capital initiatives

The following main capital initiatives were undertaken in 2013:

Subordinated debt

On June 6, 2013, we redeemed all $550 million of our 5.15% Medium Term Notes (subordinated indebtedness) due June 6, 2018. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal value, and accrued but unpaid interest.

During the year, we purchased and cancelled $8 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085, and $10 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

Normal course issuer bid

Pursuant to the normal course issuer bid announced on August 30, 2012, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million during the year ended October 31, 2013. This completed the purchase of all shares pursuant to this normal course issuer bid.

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014. As of October 31, 2013, we purchased and cancelled 923,900 common shares under this bid at an average price of $83.38 for a total amount of $77 million.

Dividends

We paid quarterly dividends of 94 cents per common share for the first two quarters of 2013. From the third quarter of 2013, we increased our quarterly dividend to 96 cents per common share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

34	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Enterprise-wide stress testing

We perform enterprise-wide stress testing on a regular basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested and the independent Risk Management and Finance functions lead the process. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with economists and the businesses to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottoms-up analysis of each of our portfolios. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both the businesses and Risk Management. Stress testing results are presented for review to the Risk Management Committee (RMC) and are also shared with the Board and OSFI. The results of our last internal enterprise-wide stress testing exercise show that we remain well capitalized and above the required regulatory minimum levels, which includes a 7% CET1 ratio until 2015 and 8% CET1 ratio starting in 2016.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Stress testing is also integrated into our recovery and resolution planning process.

Additional information on credit, market and liquidity risks stress testing are provided in the respective “Management of risk” sections.

CIBC 2013 ANNUAL REPORT	35

Management’s discussion and analysis

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital is comprised primarily of credit, market, operational and strategic risk capital.

Total average economic capital by risk type	Total average economic capital by segment

(1)	Includes investment risk.

Outstanding share data

	Conversion of common shares (1)
	Shares outstanding		CIBC’s conversion date
As at November 29, 2013	No. of shares	$ millions
Common shares (2)	398,658,183	$7,748
Class A Preferred Shares
Series 26	10,000,000	250	April 30, 2008
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 33	12,000,000	300	not convertible
Series 35	13,000,000	325	not convertible
Series 37	8,000,000	200	not convertible
Total		$1,706
Stock options outstanding	4,206,997

(1)	Preferred shareholders do not have the right to convert their shares into common shares.
(2)	Net of treasury shares.

As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI, which has been incorporated into the capital adequacy guidelines. We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored multi-seller programs require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

36	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2013, the underlying collateral for various asset types in our multi-seller conduits amounted to $2.1 billion (2012: $1.6 billion). The estimated weighted-average life of these assets was 1.1 years (2012: 9 months). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $9 million (2012: $23 million). Our committed backstop liquidity facilities to these conduits were $3.2 billion (2012: $2.2 billion). We also provided credit facilities of $30 million (2012: $30 million) to these conduits as at October 31, 2013.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million. As at October 31, 2013, we funded $81 million (2012: $80 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the lower rating.

For additional details on our structured entities, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2013			2012 (1)
	Investment and loans (2)	Undrawn liquidity and credit facilities	Written credit derivatives (3)	Investment and loans (2)	Undrawn liquidity and credit facilities	Written credit derivatives (3)
CIBC-sponsored conduits	$90	$2,151	$–	$103	$1,634	$–
CIBC-structured CDO vehicles	135	43	134	232	40	207
Third-party structured vehicles
Structured credit run-off	3,456	236	2,966	4,313	333	4,382
Continuing	540	–	–	1,004	23	–
Pass-through investment structures	3,090	–	–	2,182	–	–
Commercial mortgage securitization trust	5	–	–	1	–	–

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3.0 billion (2012: $3.7 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(3)	The negative fair value recorded on the consolidated balance sheet was $368 million (2012: $1.2 billion). Notional of $2.7 billion (2012: $3.3 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $213 million (2012: $307 million). An additional notional of $161 million (2012: $1.0 billion) was hedged through a limited recourse note. Accumulated fair value losses were $15 million (2012: $26 million) on unhedged written credit derivatives.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

CIBC 2013 ANNUAL REPORT	37

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, in the MD&A as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

38	Risk overview
39	Risk governance structure
39	Risk management structure
40	Risk management process
40	Risk appetite statement
41	Risk policies and limits
42	Risk identification and measurement
43	Stress testing
43	Risk treatment / mitigation

43	Top and emerging risks

45	Risks arising from business activities

46	Credit risk
46	Governance and management
46	Policies
47	Process and control

47	Risk measurement
49	Exposure to credit risk
51	Credit quality of portfolios
53	Credit quality performance
55	Exposure to certain countries and regions
57	Selected exposures in certain selected activities
58	Settlement risk

59	Market risk
59	Governance and management
59	Policies
59	Process and control
59	Risk measurement
60	Trading activities
63	Non-trading activities
64	Pension risk

65	Liquidity risk
65	Governance and management
65	Policies
65	Process and control
65	Risk measurement
66	Liquid and encumbered assets
67	Funding
69	Contractual obligations

70	Other risks
70	Strategic risk
70	Insurance risk
71	Operational risk
72	Technology, information and cyber security risk
72	Reputation and legal risk
72	Regulatory risk
72	Environmental risk

Risk overview

Most of CIBC’s business activities involve, to a varying degree, a variety of risks, and effective management of risks is fundamental to CIBC’s success. Our objective is to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	The Board-approved risk appetite statement;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(1)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(2)	As the second line of defence, CIBC’s risk management, compliance and other control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(3)	As the third line of defence, CIBC’s Internal Audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

38	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.

RMC: This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:

•

Asset Liability Committee (ALCO): This committee, which comprises the SET and senior Business and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures.

•

Global Risk Committee (GRC): This committee, which comprises the SET and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•

Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•

Reputation and Legal Risk Committee (RLR): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.

The Risk Management organization structure is illustrated below:

CIBC 2013 ANNUAL REPORT	39

Management’s discussion and analysis

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The seven key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios;

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality. This unit is also responsible for overall risk management oversight of wealth management activities;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality;
•

Risk Services – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies and CIBC’s operational risk framework;

•	Balance Sheet, Liquidity and Pension Risk Management – This unit is responsible for overseeing capital management, funding and liquidity management, as well as CIBC’s pension risk; and
•	Global Regulatory Affairs and Risk Control – This unit is responsible for overseeing our risk controls and regulatory reporting.

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

Adherence to our risk appetite statement ensures we have sound risk management across all risk categories, combined with competitive productivity, supported by strong capital and funding positions. It also defines how we will conduct business, consistent with the following objectives:

•	Safeguarding our reputation and brand
•	Engaging in client oriented businesses that we understand
•	Maintaining a balance between risk and returns
•	Retaining a conservative attitude towards tail and event risk
•	Achieving/maintaining a AA rating

Our risk appetite statement also contains metrics to define our risk tolerance levels and facilitate assessment of our risk profile against our risk appetite.

Our risk appetite statement is updated annually in conjunction with our strategic planning cycle and is approved by the Board. The Board and Senior Management regularly receive and review reporting on our risk profile against the risk appetite targets and limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated through a due diligence process to ensure the risk exposure is within our risk appetite; these decisions require approval from the SET and/or the Board before implementation. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

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Risk culture

At CIBC, we strive to achieve a consistent and effective risk culture throughout the organization, promoted through both formal and informal channels. Each year all employees are required to complete formal training on reputation risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. In addition to this mandatory training, we communicate all material related to risk culture (i.e., risk appetite statement, risk management priorities, principles, policies and procedures) through our internal website and internal news releases.

Our risk appetite statement is reviewed annually at our Global Leadership Team (all Vice Presidents and above) meetings and reinforced at all levels through town halls and other forums.

Risk input into compensation

At each year end, Risk Management provides an assessment of consolidated CIBC, Retail and Business Banking, Wealth Management and Wholesale Banking with respect to adherence to risk appetite. Risk Management also provides assessments on specific risk incidents which may directly impact individual compensation awards.

The Management Resources and Compensation Committee (MRCC) oversees the performance rating and compensation process. The Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	Establishing the compensation governance process;
•

Reviewing, in a joint session with the RMC, an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

•	Approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;
•	Approving individual compensation for employees with compensation above a certain threshold;
•

Approving and recommending for Board approval individual compensation for the SET and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	Approving and recommending for Board approval new material incentive compensation plans or changes to existing material plans.

Risk policies and limits

Our risk policy and limits framework is intended to ensure risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risk types, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. These frameworks are supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below.

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Management’s discussion and analysis

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses, and updated through various processes, illustrated in the chart below, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our internal capital adequacy assessment processes, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of regulatory capital over economic capital.

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to capitalize a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk mitigation policies

We have policies, procedures, standards and controls that surround the introduction, independent review, usage and parameter selection of pricing and hedge ratio models, risk models (VaR, economic and regulatory capital), retail credit scoring models (e.g., application and behavioural scorecards), credit models for the calculation of loss severity, and models for monitoring of scorecard performance.

A model review and validation is the independent and on-going documentary evidence that risk quantification and pricing models, rating or scoring systems and parameters are sound and CIBC can rely on its output. The following procedures provide evidence of this review:

•	Review of model documentation;
•	Comprehensive, systematic testing of the model implementation with respect to pricing, hedge ratio, and parameter estimation routines (as applicable);
•	Replication of the risk quantification process helps determine whether the model implementation is faithful to the model specifications;
•	Review of the appropriateness and robustness of the model/parameter concepts and assumptions;
•	Accuracy testing to assess the calibration and accuracy of the risk components including for example, the discriminative power of rating systems and the reasonableness of capital parameters;

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•	Sensitivity testing is conducted to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Reviewing the internal usage of the model/parameter applications to ensure consistency of application;
•	Maintaining an inventory of regulatory models and parameters and reporting their status to the Model and Parameter Review Committee (MPRC);
•	Maintaining a Risk Register to ensure all material risks are captured to support the end-to-end validation of ICAAP methods; and
•	A comprehensive report that identifies the conditions for valid application of the model and summarizing these findings at the MPRC.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment/mitigation

Risk treatment/mitigation is the implementation of options for modifying risks/risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or ALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.

Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.

In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.

Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform an in-depth analysis, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis.

This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Canadian consumer debt and the housing market

Canadians have been increasing debt levels over the past half decade at a pace that has exceeded growth in their income. Most of the increase in household debt levels is driven by higher levels of mortgage debt, which is tied to the Canadian housing market. Concerns have been raised by both the International Monetary Fund and the Bank of Canada regarding growth of the debt burden of Canadian households. Due to the recession and the global financial crisis experienced in 2008, interest rates have declined to a very low level. Based on historical observations, the level of interest rates is not sustainable in the long run and rates are expected to rise sometime in the future. When interest rates start to rise, the ability of Canadians to repay their loans may be adversely affected, which may trigger a correction in the housing market, which in turn could result in credit losses to banks. Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately 2 percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt will continue to be an ongoing concern. For additional details on our credit risk mitigation strategies and the latest status of our real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

U.S. fiscal deficit risk

The U.S. government continues to accumulate a high level of debt relative to its economic output. The agreement to avoid the fiscal cliff in early 2013 succeeded in heading off a potential negative economic impact. However, in October 2013, the U.S. federal government was shut down and curtailed most routine operations for 16 days after Congress failed to enact legislation appropriating funds for fiscal year 2014. On October 16, 2013, both houses of Congress voted to end the partial government shutdown and passed a bill which raised the debt limit through February 7, 2014. In 2013, Moody’s revised the U.S. credit rating outlook to Aaa-stable from Aaa-negative based on the latest status of the U.S. economy. However, given the high debt levels and the fragile recovery, there is still a potential for the U.S. economy to re-enter into a recession. A weaker U.S. economy could lead to a Canadian economic slowdown or recession, which affects credit demand in Canada and typically increases credit losses. For additional details on our exposures to the U.S. real estate finance and the U.S. leveraged finance sectors, see the “Selected exposures in certain selected activities” section in Credit risk.

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Management’s discussion and analysis

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Other risks” section.

Geo-political risk

The level of geo-political risk escalates at certain points in time, with the focus changing from one region to another and within a region from country to country. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly affected, the indirect impact of reduced economic growth has serious negative implications for general economic and banking activities.

China economic policy risk

In recent years, the Chinese government has not been able to balance its economic policies to effectively manage growth. Even though fears of a hard landing have receded substantially, the issues of easy credit and deteriorating credit quality have not been addressed, causing stress in the banking sector as well as in the shadow banking system. Economic growth is expected to be modest by historical standards, with a medium-term growth rate trend at 7.5%, notably lower than the double-digit growth of the recent past. We have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect our clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

European sovereign debt crisis

While the European Central Bank’s new outright monetary transactions programme has eased pressure on peripheral bond yields and has led to a normalization of financial conditions, thus ensuring the safety of the euro, risks to the global financial markets from Europe’s sovereign debt crisis have not completely dissipated. Unfavourable economic or political events could bring the debt crisis into sharper focus again, denting financial market confidence and keeping any recovery in Eurozone growth in low gear. We have no peripheral sovereign exposure and very little peripheral non-sovereign direct exposure. For additional details on our European exposure, see the “Exposure to certain countries and regions” section in Credit risk.

Regulatory developments

See the “Accounting and control matters” section for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 31 to the consolidated financial statements for additional information on accounting developments.

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Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs:

(1)	Treasury activities are included in Corporate and Other in the table above.
(2)	Includes counterparty credit risk of $5,154 million.
(3)	Includes counterparty credit risk of $367 million.

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Management’s discussion and analysis

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit include our trading activities, including our over-the-counter derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Governance and management

Credit risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing the risk – this is the first line of defence.

The second line of defence is risk management, which provides enterprise-wide adjudication. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel. In addition to risk management, compliance and other control functions provide independent oversight of the management of credit risk in our credit portfolios.

Internal Audit provides the third line of defence, by providing independent assessment of the design and operating effectiveness of the risk management controls, processes and systems.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.

Policies

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to the bank’s risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk rating band for large exposures (i.e., risk rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as, unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the government of Canada.

We mitigate the credit risk of OTC derivatives with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs).

ISDA Master Agreements facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master Agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either parties’ side. The mechanism for calculating termination costs in the event of a close out are outlined in the Master Agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs are often included in ISDA Master Agreements. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral.

In accordance with various global initiatives, we will, going forward, clear all eligible derivatives through central counterparties (CCPs). In addition, where feasible, we will novate derivatives to a CCP in an effort to reduce overall credit risk exposure. Credit derivatives are also used to reduce industry sector concentrations and single-name exposure.

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Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. These solutions are intended to increase the ability of borrowers to service their obligation by providing often more favourable conditions than those originally provided.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the current year, $90 million of loans have undergone TDR.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Risk measurement

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Corporate and Banks					Sovereigns
Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent	Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	0.03% – 0.42%	10 – 47	AAA to BBB-	Aaa to Baa3	Investment grade	0.01% – 0.42%	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3	Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3
Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca	Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca
Default	100%	90	D	C	Default	100%	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay, according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

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Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). In the fourth quarter of 2013, credit card receivables related to the MasterCard portfolio acquired from Citi Cards Canada Inc. are also subject to the AIRB approach. Previously these credit card receivables were subject to the standardized approach.

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Back-testing

We monitor the three key risk parameters – PD, EAD, and LGD – on a monthly basis. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct regular stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our mortgage and HELOC portfolio stress testing.

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Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $519 million in 2013, primarily due to business growth in our corporate and commercial lending portfolios.

$ millions, as at October 31			2013			2012
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$50,634	$3,336	$53,970	$43,836	$3,448	$47,284
Undrawn commitments	29,742	350	30,092	28,023	233	28,256
Repo-style transactions	23,778	7	23,785	29,823	138	29,961
Other off-balance sheet	9,600	131	9,731	8,332	180	8,512
OTC derivatives	4,037	–	4,037	3,430	–	3,430
	117,791	3,824	121,615	113,444	3,999	117,443
Sovereign
Drawn	20,848	3,051	23,899	20,849	2,687	23,536
Undrawn commitments	5,096	–	5,096	4,617	–	4,617
Repo-style transactions	5,766	–	5,766	5,666	–	5,666
Other off-balance sheet	311	–	311	486	–	486
OTC derivatives	2,254	–	2,254	3,055	5	3,060
	34,275	3,051	37,326	34,673	2,692	37,365
Banks
Drawn	12,534	999	13,533	10,981	730	11,711
Undrawn commitments	882	–	882	568	–	568
Repo-style transactions	28,431	–	28,431	21,449	–	21,449
Other off-balance sheet	41,974	–	41,974	43,504	–	43,504
OTC derivatives	6,964	6	6,970	7,941	9	7,950
	90,785	1,005	91,790	84,443	739	85,182
Total business and government portfolios (gross)	242,851	7,880	250,731	232,560	7,430	239,990
Less: repo collateral	51,613	–	51,613	48,152	–	48,152
Total business and government portfolios (net)	191,238	7,880	199,118	184,408	7,430	191,838
Retail portfolios
Real estate secured personal lending
Drawn	165,295	2,193	167,488	165,482	2,183	167,665
Undrawn commitments	19,884	–	19,884	28,811	–	28,811
	185,179	2,193	187,372	194,293	2,183	196,476
Qualifying revolving retail
Drawn	22,749	–	22,749	21,313	–	21,313
Undrawn commitments	44,415	–	44,415	39,745	–	39,745
Other off-balance sheet	386	–	386	341	–	341
	67,550	–	67,550	61,399	–	61,399
Other retail
Drawn	7,752	705	8,457	7,791	2,159	9,950
Undrawn commitments	1,125	20	1,145	1,222	20	1,242
Other off-balance sheet	31	–	31	29	16	45
	8,908	725	9,633	9,042	2,195	11,237
Total retail portfolios	261,637	2,918	264,555	264,734	4,378	269,112
Securitization exposures (1)	16,799	–	16,799	19,003	–	19,003
Gross credit exposure	521,287	10,798	532,085	516,297	11,808	528,105
Less: repo collateral	51,613	–	51,613	48,152	–	48,152
Net credit exposure	$469,674	$10,798	$480,472	$468,145	$11,808	$479,953

(1)	Under internal ratings based approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC 2013 ANNUAL REPORT	49

Management’s discussion and analysis

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean and certain exposures to individuals for non-business purposes have been deemed immaterial, and are subject to the standardized approach. Credit card receivables related to the MasterCard portfolio acquired from Citi Cards Canada Inc., that were subject to the standardized approach until 2012, are now subject to the AIRB approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

	Risk-weight category							2013	2012
$ millions, as at October 31	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$117	$–	$3,707	$–	$3,824	$3,999
Sovereign	2,532	18	–	231	–	251	19	3,051	2,692
Bank	–	944	–	46	–	15	–	1,005	739
Real estate secured personal lending	–	–	115	–	2,078	–	–	2,193	2,183
Other retail	–	–	–	–	608	117	–	725	2,195
	$2,532	$962	$115	$394	$2,686	$4,090	$19	$10,798	$11,808

Counterparty credit exposures

We have counterparty credit exposure that arises from our OTC derivatives, and our repo-style transactions. The nature of our derivatives exposure is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchanges rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative MTM receivables

$ billions, as at October 31		2013	2012
	Exposure (1)
Investment grade	$4.59	85.0%	$5.46	81.4%
Non-investment grade	0.78	14.5	1.22	18.2
Watchlist	0.03	0.5	0.02	0.2
Default	–	–	0.01	0.1
Unrated	–	–	0.01	0.1
	$5.40	100.0%	$6.72	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $51.6 billion (2012: $48.2 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2013	Canada	U.S.	Europe	Other	Total
Drawn	$56,988	$18,479	$3,706	$4,843	$84,016
Undrawn commitments	28,389	5,732	1,003	596	35,720
Repo-style transactions	3,826	1,879	271	386	6,362
Other off-balance sheet	39,597	8,528	3,642	118	51,885
OTC derivatives	6,338	2,050	4,027	840	13,255
	$135,138	$36,668	$12,649	$6,783	$191,238
October 31, 2012	$135,561	$30,594	$12,325	$5,928	$184,408

50	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $51.6 billion (2012: $48.2 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		2013 Total	2012 Total
Commercial mortgages	$7,856	$75	$–	$–	$–		$7,931	$7,628
Financial institutions	18,641	2,942	5,913	46,174	9,266	(1)	82,936	83,426
Retail and wholesale	3,085	2,530	–	306	31		5,952	5,305
Business services	4,159	1,570	–	277	27		6,033	5,583
Manufacturing - capital goods	1,750	1,466	–	105	45		3,366	2,833
Manufacturing - consumer goods	2,333	1,078	–	155	24		3,590	3,019
Real estate and construction	12,805	3,972	–	807	105		17,689	15,011
Agriculture	3,757	1,058	–	55	33		4,903	4,718
Oil and gas	4,204	7,191	–	1,221	920		13,536	11,658
Mining	1,150	2,347	–	490	55		4,042	3,663
Forest products	483	500	–	144	37		1,164	1,125
Hardware and software	841	413	1	35	6		1,296	999
Telecommunications and cable	718	902	–	456	108		2,184	1,864
Broadcasting, publishing and printing	283	246	–	202	2		733	846
Transportation	1,812	1,489	–	271	142		3,714	2,799
Utilities	2,026	3,818	–	985	325		7,154	5,768
Education, health, and social services	1,359	844	6	59	74		2,342	2,402
Governments	16,754	3,279	442	143	2,055		22,673	25,761
	$84,016	$35,720	$6,362	$51,885	$13,255		$191,238	$184,408

(1)	Includes $91 million (2012: $269 million) of fair value net of CVA with financial guarantors hedging our derivative contracts.

As at October 31, 2013, we had no credit protection purchased against our business and government loans (2012: $34 million). The decrease during the year was due to our decision not to replace hedge contracts as they matured.

Credit quality of portfolios

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

$ millions, as at October 31				2013	2012
	EAD
Grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$54,713	$28,462	$63,705	$146,880	$142,377
Non-investment grade	33,169	530	1,664	35,363	32,855
Watchlist	525	–	9	534	732
Default	531	–	–	531	816
Total risk-rated exposure	$88,938	$28,992	$65,378	$183,308	$176,780
Strong				7,127	7,120
Good				448	350
Satisfactory				293	96
Weak				60	62
Default				2	–
Total slotted exposure				$7,930	$7,628
Total business and government portfolios				$191,238	$184,408

The total exposures increased by $6.8 billion from October 31, 2012, largely attributable to growth in our corporate and commercial lending portfolios. The investment grade category increased by $4.5 billion from October 31, 2012, while the non-investment grade category was up $2.5 billion. The decrease in watchlist and default exposures was largely attributable to improving credit quality, across both our Canadian and international portfolios.

CIBC 2013 ANNUAL REPORT	51

Management’s discussion and analysis

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation.

$ millions, as at October 31				2013	2012
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$163,399	$34,878	$1,106	$199,383	$205,926
Very low	6,486	9,339	1,415	17,240	19,283
Low	13,086	14,551	2,568	30,205	27,890
Medium	1,788	7,356	3,374	12,518	9,337
High	295	1,234	384	1,913	1,906
Default	125	192	61	378	392
	$185,179	$67,550	$8,908	$261,637	$264,734

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach.

$ millions, as at October 31	2013	2012
S&P rating equivalent	EAD (1)
AAA to BBB-	$10,790	$12,220
BB+ to BB-	–	–
Below BB-	20	18
Unrated	5,479	6,337
	$16,289	$18,575

(1)	EAD under IRB approach is net of financial collateral of $510 million (2012: $428 million).
Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Private mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the recently enacted Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim. No material losses are expected in the mortgage portfolio.

The following tables provide details on our Canadian residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2013	Insured (2)		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$46.5	69%	$20.8	31%	$9.3	100%	$46.5	61%	$30.1	39%
British Columbia	19.1	66	10.0	34	3.9	100	19.1	58	13.9	42
Alberta	17.3	75	5.8	25	2.8	100	17.3	67	8.6	33
Quebec	7.8	74	2.8	26	1.5	100	7.8	65	4.3	35
Other	11.9	77	3.5	23	1.8	100	11.9	69	5.3	31
Total Canadian portfolio (3)	$102.6	71%	$42.9	29%	$19.3	100%	$102.6	62%	$62.2	38%
October 31, 2012	$109.5	76%	$34.8	24%	$20.1	100%	$109.5	67%	$54.9	33%

(1)	We did not have any insured HELOCs as at October 31, 2013 and October 31, 2012.
(2)	94% (October 31, 2012: 93%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(3)	Geographical location is based on the address of the property managed.

52	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

The average LTV ratios(1) for our uninsured Canadian residential mortgages and HELOCs portfolios originated during the year are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the years presented in the table below.

For the year ended October 31	2013		2012
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	71%	70%	68%	69%
British Columbia	67	66	65	65
Alberta	72	70	70	70
Quebec	72	71	69	70
Other	73	72	71	70
Total Canadian portfolio (2)	70%	69%	68%	68%

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2013 (1)	59%	60%
October 31, 2012 (1)(2)	61%	59%

(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2013 and October 31, 2012 are based on Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2013 and September 30, 2012, respectively. Teranet is an independent estimate of the rate of change of Canadian home prices. The sale prices are based on the property records of public land registries. The monthly indices cover eleven Canadian metropolitan areas which are combined to form a national composite index.
(2)	Reclassified to conform to the presentation adopted in the current year.

The tables below summarize the remaining amortization profile of our total Canadian residential mortgages by value. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at October 31, 2013	1%	1%	3%	12%	19%	39%	25%	–%
As at October 31, 2012	1%	1%	3%	13%	21%	27%	31%	3%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at October 31, 2013	3%	6%	11%	15%	24%	28%	12%	1%
As at October 31, 2012	3%	7%	12%	16%	20%	26%	14%	2%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2013, our Canadian condominium mortgages were $16.6 billion (2012: $16.9 billion) of which 74% (2012: 77%) were insured. Our drawn developer loans were $920 million (2012: $701 million) or 2% of our business and government portfolio and our related undrawn exposure was $2.1 billion (2012: $2.0 billion). The condominium developer exposure is diversified across 79 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2013, total loans and acceptances after allowance for credit losses were $256.4 billion (2012: $252.7 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 78% (2012: 79%) of the portfolio, and business and government loans (including acceptances) constitute the remaining.

Consumer loans were down by $388 million from the prior year. The decrease in credit cards and personal lending was largely offset by an increase in residential mortgages. Business and government loans (including acceptances) were up $4 billion or 8% from the prior year, mainly attributable to the real estate and construction, and the transportation sectors.

CIBC 2013 ANNUAL REPORT	53

Management’s discussion and analysis

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2013 Total	Business and government loans	Consumer loans	2012 Total
Gross impaired loans (GIL)
Balance at beginning of year	$1,128	$739	$1,867	$1,102	$815	$1,917
Classified as impaired during the year	353	1,481	1,834	490	1,646	2,136
Transferred to not impaired during the year	(17)	(83)	(100)	(21)	(86)	(107)
Net repayments	(272)	(381)	(653)	(251)	(480)	(731)
Amounts written-off	(382)	(1,066)	(1,448)	(191)	(1,157)	(1,348)
Recoveries of loans and advances previously written off	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	33	14	47	(1)	1	–
Balance at end of year	$843	$704	$1,547	$1,128	$739	$1,867
Allowance for impairment (1)
Balance at beginning of year	$492	$229	$721	$388	$214	$602
Amounts written-off	(382)	(1,066)	(1,448)	(191)	(1,157)	(1,348)
Recoveries of amounts written-off in previous years	9	175	184	9	161	170
Charge to income statement	204	900	1,104	317	1,016	1,333
Interest accrued on impaired	(20)	(17)	(37)	(30)	(17)	(47)
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	20	3	23	(1)	12	11
Balance at end of year	$323	$224	$547	$492	$229	$721
Net impaired loans
Balance at beginning of year	$636	$510	$1,146	$714	$601	$1,315
Net change in gross impaired	(285)	(35)	(320)	26	(76)	(50)
Net change in allowance	169	5	174	(104)	(15)	(119)
Balance at end of year	$520	$480	$1,000	$636	$510	$1,146
GIL less allowance for impairment as a percentage of related assets (2)			0.35%			0.41%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.
(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

Impaired loans

During the year, $1.8 billion of loans were newly classified as impaired, down $302 million from 2012. This was driven by a decrease of $165 million in consumer loans and $137 million in business and government loans.

Reductions in GIL due to transfer out of impaired loans and net repayments were $753 million, down $85 million from 2012. This was mainly driven by a decrease of $102 million in consumer loans, partially offset by an increase of $17 million in business and government loans. For the year, write-offs totalled $1.4 billion, up $100 million from the prior year. Business and government loan write-offs increased by $191 million, while consumer loan write-offs decreased by $91 million.

Half of the consumer GIL in 2013 were from Canada and insured mortgages accounted for the majority, where losses are expected to be minimal. Consumer GIL in CIBC FirstCaribbean increased slightly in 2013 mainly due to continued economic pressure in the Caribbean region. GIL in business and government loans were lower compared with the prior year due to write-offs of impaired accounts in the business services, publishing and transportation sectors, as well as U.S. real estate finance accounts originated before 2009. In addition, business and government loans repaid were higher and new classifications were lower in 2013.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for credit losses

The total allowance for credit losses consists of individually assessed and collectively assessed allowance components carried on the consolidated balance sheet.

The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. The level of our individually assessed allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a collective basis, using historical loss data. The collectively assessed allowance also provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been identified or provided for through the individually assessed allowance.

For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.

The total allowance for credit losses was $1,758 million, down $158 million or 8% from 2012.

Individually assessed allowance for credit losses was $320 million, down $155 million or 33% from 2012. The individually assessed allowance for business and government loans decreased by $157 million or 34%, mainly attributable to the real estate and construction, and transportation sectors. The decrease was primarily in the U.S. and this movement is consistent with the decrease in GIL. Business and government GIL decreased $103 million in the U.S. where individually assessed allowances decreased $128 million. The decrease in both GIL and individually assessed allowance was largely driven by the U.S. real estate finance accounts originated before 2009 and the exited U.S. leveraged finance portfolio. The individually assessed allowance for consumer loans was comparable with the prior year.

Additional information on individually assessed allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.

The collectively assessed allowance for impaired loans was $227 million, down $19 million or 8% from 2012. The collectively assessed allowance for consumer impaired loans decreased by $7 million or 3%, mainly attributable to a decrease in personal lending in Canada, partially offset by an increase in residential mortgages outside North America. These changes are consistent with the movements in GIL. The decrease in personal lending GIL and collectively

54	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

assessed allowance in Canada was due to the revision of estimated loss parameters implemented in the third quarter of 2013. The increase in residential mortgages GIL and collectively assessed allowance outside North America was attributable to CIBC FirstCaribbean, which continued to be affected by global economic stresses that have had a detrimental effect on the Caribbean economy. The collectively assessed allowance for business and government impaired loans decreased by $12 million mainly attributable to the revision of estimated loss parameters implemented in the third quarter of 2013.

The collectively assessed allowance for non-impaired loans was $1,211 million, up $16 million or 1% from 2012. The collectively assessed allowance for consumer non-impaired loans increased $12 million or 1%, driven by an increase in the residential mortgage and personal lending portfolios for the estimated losses from the Alberta floods, partially offset by an improvement in the cards portfolio. The collectively assessed allowance for business and government non-impaired loans was comparable with the prior year.

Additional information on the collectively assessed allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.

Management believes the total allowance for credit losses as at October 31, 2013 is appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. These countries include Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 96% (2012: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2013	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$1	$–	$1	$–		$–	$–
Belgium	5	–	13	18	–		–	–
Finland	2	1	1	4	–		–	–
France	17	–	2	19	147		6	153
Germany	44	95	6	145	59		–	59
Greece	–	–	–	–	–		–	–
Ireland	–	–	3	3	–		1	1
Italy	–	–	9	9	–		–	–
Luxembourg	15	–	159	174	9		–	9
Malta	–	–	–	–	–		–	–
Netherlands	6	273	97	376	–		11	11
Portugal	–	–	–	–	–		–	–
Spain	–	–	–	–	–		–	–
Total Eurozone	$89	$370	$290	$749	$215		$18	$233
Denmark	$–	$–	$32	$32	$–		$9	$9
Guernsey	–	–	–	–	–		–	–
Norway	–	133	128	261	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	166	94	319	579	39		–	39
Switzerland	244	–	256	500	198		–	198
Turkey	–	–	58	58	–		13	13
United Kingdom	1,111	218	465	1,794	1,458	(1)	180	1,638
Total non-Eurozone	$1,521	$445	$1,258	$3,224	$1,695		$202	$1,897
Total Europe	$1,610	$815	$1,548	$3,973	$1,910		$220	$2,130
October 31, 2012	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587

(1)	Includes $171 million of exposure (notional value of $196 million and fair value of $25 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

CIBC 2013 ANNUAL REPORT	55

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at October 31, 2013	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$26	$26	$24	$2	$3
Belgium	–	1	40	41	39	2	20
Finland	–	–	4	4	–	4	8
France	–	116	449	565	564	1	173
Germany	–	–	1,250	1,250	1,016	234	438
Greece	–	–	–	–	–	–	–
Ireland	–	–	31	31	30	1	5
Italy	–	–	14	14	8	6	15
Luxembourg	–	–	1	1	(1)	2	185
Malta	–	–	–	–	–	–	–
Netherlands	–	–	69	69	66	3	390
Portugal	–	–	–	–	–	–	–
Spain	–	–	21	21	21	–	–
Total Eurozone	$–	$117	$1,905	$2,022	$1,767	$255	$1,237
Denmark	$–	$–	$20	$20	$19	$1	$42
Guernsey	–	–	–	–	–	–	–
Norway	–	178	–	178	178	–	261
Russia	–	–	–	–	–	–	–
Sweden	1	–	–	1	–	1	619
Switzerland	–	17	483	500	482	18	716
Turkey	–	–	–	–	–	–	71
United Kingdom	176	5	2,928	3,109	2,900	209	3,641
Total non-Eurozone	$177	$200	$3,431	$3,808	$3,579	$229	$5,350
Total Europe	$177	$317	$5,336	$5,830	$5,346	$484	$6,587
October 31, 2012	$73	$–	$6,078	$6,151	$5,790	$361	$5,239

(1)	The amounts shown are net of CVA.
(2)	Collateral on derivative MTM receivables was $1.4 billion (2012: $2.3 billion), and was all in the form of cash. Collateral on repo-style transactions was $4.0 billion (2012: $3.5 billion), and comprises cash and investment-grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Turkey, Guernsey, or Russia.

$ millions, as at October 31, 2013	Total indirect exposure
Austria	$1
Belgium	41
Finland	20
France	428
Germany	307
Greece	10
Ireland	20
Italy	67
Luxembourg	83
Netherlands	242
Spain	146
Total Eurozone	1,365
Denmark	$24
Norway	14
Sweden	67
Switzerland	10
United Kingdom	408
Total non-Eurozone	$523
Total exposure	$1,888
October 31, 2012	$2,452

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $211 million (2012: $846 million).

56	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The two interim programs offer fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

We previously had an equity-accounted investment jointly with a private equity firm which originated a pool of fixed-rate first mortgages secured by commercial real estate in the U.S. We previously provided a senior-ranking credit facility to the entity with a three-year initial term, under which each advance under the facility to fund a loan was subject to our credit approval. We also previously provided a contingent swap line relating to the entity’s interest rate hedging activity. In the third quarter of 2012, the origination of new mortgages under the arrangement was discontinued, the credit facility and contingent swap line were cancelled, and our interest in the entity was substantially liquidated to a carrying value of $3 million. We remain the administrator of the entity and have provided non-credit related indemnities concerning loans previously originated into the entity.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2013	Drawn	Undrawn
Construction program	$198	$87
Interim program	5,679	380
Permanent program	61	–
Exposure, net of allowance	$5,938	$467
Of the above:
Net Impaired	$138	$–
On credit watch list	132	5
Exposure, net of allowance, as at October 31, 2012	$4,177	$445

As at October 31, 2013, the allowance for credit losses for this portfolio was $55 million (2012: $118 million). During the year, provision for credit losses was $12 million (2012: $75 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2013, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (2012: notional of $9 million and fair value of less than $1 million).

Leveraged finance

The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2013	Drawn	Undrawn
Manufacturing	$343	$22
Publishing and printing	4	–
Utilities	10	–
Transportation	2	6
Exposure, net of allowance (1)	$359	$28
Of the above:
Net Impaired	$4	$–
On credit watch list	165	9
Exposure, net of allowance, as at October 31, 2012 (1)	$404	$60

(1)	Excludes $21 million (October 31, 2012: $16 million) of exposure relating to equity received pursuant to a reorganization.

As at October 31, 2013, the allowance for credit losses for this portfolio was $35 million (2012: $41 million). During the year, provision for credit losses was $35 million (2012: net reversal of credit losses of $1 million).

CIBC 2013 ANNUAL REPORT	57

Management’s discussion and analysis

U.S. leveraged finance

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2013	Drawn	Undrawn
Transportation	$36	$4
Media and advertising	8	–
Exposure, net of allowance	$44	$4
Of the above:
Net impaired	$36	$–
On credit watch list	8	–
Exposure, net of allowance, as at October 31, 2012	$91	$19

As at October 31, 2013, the allowance for credit losses for this portfolio was $2 million (2012: $67 million). During the year, the net reversal of credit losses was $7 million (2012: provision for credit losses of $55 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

58	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Market risk

Market risk is the risk of losses in on- and off-balance sheet positions arising from movements in foreign exchange rates, commodity prices, interest rates, credit spreads, equity prices and value of investments.

The trading book consists of positions in financial instruments and commodities held either with trading intent or in order to hedge other elements of the trading book. Positions held with trading intent are those held for short term resale and/or with the intention of benefiting from actual or expected short-term price movements or to lock in arbitrage profits.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing their risk – this is the first line of defence.

The second line of defence is risk management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage. In addition to risk management, compliance and other control functions also provide independent oversight for market and pension risks.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management control processes and systems.

Senior management reports material risk matters to GRC and RMC at least quarterly, including material transactions, compliance with limits, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading books, and to the establishment of limits within which we monitor, manage, and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the SET, and with the RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a multi-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	RMC limits control market risk for CIBC overall;
•	Tier 1 limits control market risk for CIBC overall and are lower than the RMC limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level;
•	Tier 3 limits control market risk at the business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress; and
•	Intra-day limits (strategic and operational) are intended to accommodate client orders and related hedging only.

Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed. The strategic intra-day limits are, if aggregate operational intra-day positions were left un-hedged at end-of-day, the lower of: (i) aggregate RMC approved limits and (ii) 2 x Tier 1 VaR limits. Operational intra-day limits are notional or sensitivity-based daily limits set by asset class, commensurate with the relative liquidity of the market, agreed to with the businesses and calibrated by the Capital Markets Risk Management group to not exceed the strategic intra-day limit.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives;
•

Credit spread risk measures the impact of changes in credit spread of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products and credit derivatives such as credit default swaps;

•	Equity risk measures the impact of changes in equity prices, volatilities and dividend yields;
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities;
•	Debt specific risk measures the impact of changes in the volatility of the yield on a debt instrument as compared with the volatility of the yield of a representative bond index; and
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlations. The diversification factor is the total portfolio VaR less the sum of the VaR on individual risk types.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure;

•	Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes if the worst period since October 2007 is applied to the current portfolio;
•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios;
•	Back-testing validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes; and
•	Stress testing and scenario analyses provide insight into portfolio behaviour under extreme circumstances (beyond VaR confidence level).

CIBC 2013 ANNUAL REPORT	59

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2013					2012
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading risk		Non- trading risk	Not subject to market risk	Consolidated balance sheet	Trading risk		Non- trading risk	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,211	$–		$1,165	$1,046	$2,613	$–		$1,069	$1,544	Foreign exchange
Interest-bearing deposits with banks	4,168	111		4,057	–	2,114	37		2,077	–	Interest rate
Securities	71,982	43,158	(1)	28,824	–	65,334	39,177	(1)	26,157	–	Equity, interest rate
Cash collateral on securities borrowed	3,417	–		3,417	–	3,311	–		3,311	–	Interest rate
Securities purchased under resale agreements	25,311	–		25,311	–	25,163	–		25,163	–	Interest rate
Loans
Residential mortgages	150,938	–		150,938	–	150,056	–		150,056	–	Interest rate
Personal	34,441	–		34,441	–	35,323	–		35,323	–	Interest rate
Credit card	14,772	–		14,772	–	15,153	–		15,153	–	Interest rate
Business and government	48,201	2,148	(2)	46,053	–	43,624	866	(2)	42,758	–	Interest rate
Allowance for credit losses	(1,698)	–		(1,698)	–	(1,860)	–		(1,860)	–	Interest rate
Derivative instruments	19,947	17,626	(3)	2,321	–	27,039	23,646	(3)	3,393	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,720	–		9,720	–	10,436	–		10,436	–	Interest rate
Other assets	14,979	1,226		7,067	6,686	15,079	1,239		7,984	5,856	Interest rate, equity, foreign exchange
	$398,389	$64,269		$326,388	$7,732	$393,385	$64,965		$321,020	$7,400
Deposits	$313,528	$388	(4)	$279,391	$33,749	$300,344	$299	(4)	$272,075	$27,970	Interest rate
Obligations related to securities sold short	13,327	13,144		183	–	13,035	12,870		165	–	Interest rate
Cash collateral on securities lent	2,099	–		2,099	–	1,593	–		1,593	–	Interest rate
Capital Trust securities	1,638	44		1,594	–	1,678	37		1,641	–	Interest rate
Obligations related to securities sold under repurchase agreements	4,887	–		4,887	–	6,631	–		6,631	–	Interest rate Interest rate
Derivative instruments	19,724	18,220	(3)	1,504	–	27,091	23,941	(3)	3,150	–	Interest rate, foreign exchange
Acceptances	9,721	–		9,721	–	10,481	–		10,481	–	Interest rate
Other liabilities	10,808	872		4,084	5,852	10,671	703		4,616	5,352	Interest rate
Subordinated indebtedness	4,228	–		4,228	–	4,823	–		4,823	–	Interest rate
	$379,960	$32,668		$307,691	$39,601	$376,347	$37,850		$305,175	$33,322

(1)	Excludes structured credit run-off business of $837 million (2012: $628 million). These are considered non-trading for market risk purposes.
(2)	Excludes $63 million (2012: $35 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of the historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully;

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence;
•	VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not reflect intra-day exposures; and
•	To mitigate shortcomings of the VaR methodology we use additional risk measures as described previously.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, British pound, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and crude oil products.

60	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2013				2012
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$1.2	$2.8	$5.2	$1.0	$2.1	$1.9	$5.3	$0.9
Credit spread risk	1.2	1.4	2.6	0.9	1.4	1.3	2.4	0.6
Equity risk	1.9	2.1	2.7	1.7	2.0	3.0	5.4	1.4
Foreign exchange risk	0.5	0.7	1.7	0.2	0.7	0.7	1.7	0.2
Commodity risk	0.6	1.1	2.1	0.6	1.0	1.2	3.0	0.5
Debt specific risk	2.5	2.3	3.6	1.4	2.1	2.6	4.2	1.8
Diversification effect (1)	(4.3)	(5.8)	n/m	n/m	(5.2)	(5.8)	n/m	n/m
Total VaR (one-day measure)	$3.6	$4.6	$6.1	$3.5	$4.1	$4.9	$7.0	$3.3

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2013 was down 6% from the prior year. The decrease was driven by reduced volatility in equity and credit markets and overall tightening of credit spreads.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since October 2007. Our current stressed VaR period is from October 17, 2008 to October 16, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2013				2012
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$3.9	$7.7	$21.1	$2.4	$8.3	$6.3	$13.4	$1.5
Credit spread risk	4.9	4.9	6.8	3.0	3.8	3.0	7.2	0.7
Equity risk	1.9	2.8	12.7	0.9	1.2	2.5	6.9	0.9
Foreign exchange risk	0.7	1.1	5.6	0.2	0.6	1.8	9.4	0.2
Commodity risk	0.8	1.2	6.2	0.3	1.3	1.1	4.6	0.3
Debt specific risk	1.7	1.3	2.1	0.7	0.9	0.9	1.7	0.4
Diversification effect (1)	(10.5)	(10.3)	n/m	n/m	(6.5)	(9.1)	n/m	n/m
Total stressed VaR (one-day measure)	$3.4	$8.7	$21.3	$2.9	$9.6	$6.5	$13.0	$2.0
(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed VaR for the year ended October 31, 2013 was up 34% from the prior year. During the year, we instituted hedges to manage the volatility associated with CVA as well as the risks related to OIS discounting methodology.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2013				2012
	Year-end	Average	High	Low	Year-end	Average	High	Low
Default risk	$102.9	$60.2	$118.9	$33.7	$28.8	$33.4	$54.7	$17.2
Migration risk	45.4	39.2	56.9	19.1	42.1	37.9	59.7	18.4
IRC (one-year measure)	$148.3	$99.4	$158.0	$71.6	$70.9	$71.3	$97.1	$50.8

Average IRC for the year ended October 31, 2013 was up 39% from the prior year due to the changes in the composition of fixed income instruments in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, actual outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

CIBC 2013 ANNUAL REPORT	61

Management’s discussion and analysis

During the year, there were no negative back-testing breaches in the total VaR measure.

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of the tables below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

During the year, trading revenue (TEB) was positive for 98% of the days. The largest loss occurred on July 31, 2013 totalling $0.9 million. The loss was driven by a reduction in interest rates. The largest gain of $17.1 million occurred on July 5, 2013. It was attributable to the normal course of business within our Capital Markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $3.6 million during the year and the average daily TEB was $1.4 million.

Frequency distribution of daily 2013 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2013.

Trading revenue (TEB)(1) versus VaR

The trading revenue (TEB) and VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

(1)	Certain fair value adjustments such as OIS are recorded only at month end but allocated throughout the month for the table above.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing and scenario analysis measures the effect on portfolio values of a wide range of extreme moves in market risk factors. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of three months. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios are the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America and Asia.

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Management’s discussion and analysis

Below are our core stress test scenarios which we run daily to add insight into potential exposure levels under stress. Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant.

Under worst-case stress test scenarios limit monitoring, limits are placed on the maximum acceptable loss for the aggregate portfolio, at the detailed portfolio level, and at specific asset class types.

Stress scenario list

1. Subprime crisis and Lehman collapse – 2008	5. Dot-com boom – 1999	9. U.S. sovereign debt default and downgrade
2. U.S. Fed tightening – 1994	6. September 11 terrorist attacks – 2001	10. Chinese hard landing
3. Stock market crash – 1987	7. Tech bubble burst – 2002	11. Domestic political instability
4. Russian debt crisis – 1998	8. Post-subprime recovery – 2009	12. Real estate market crash

Average stress testing results for 2013 of each of the 12 scenarios noted above from our trading positions are provided in the chart below:

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2013	Positive	Negative	Net
Maturity less than 1 year	$234	$123	$111
Maturity 1 – 3 years	176	210	(34)
Maturity 4 – 5 years	60	24	36
Maturity in excess of 5 years	18	3	15
	$488	$360	$128

Non-trading activities

Interest rate risk

Non-trading interest rate risk, also referred to as structural interest rate risk, consists primarily of risk inherent in asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage these risks.

ALM activities are managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

The management of market risk in the non-trading portfolios monitors the sensitivity of projected net interest income under varying scenarios. The intention is to manage the effect of prospective interest rate movements while at the same time balancing the cost of any hedging activities on the current net revenue. Net interest income sensitivity represents the effect of projected yield curve scenarios on net interest income. This does not incorporate actions that would be taken by the management to mitigate the effect of changes in interest rates. The net interest income sensitivity calculations assume that interest rates of all maturities move by the same amount in each scenario.

Our total non-trading interest rate risk exposure, as at October 31, 2013, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have placed a floor in the downward shock to accommodate for the current low interest rate environment (i.e. the analysis uses a floor to prevent interest rates from going into a negative position in the lower rate scenarios).

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Management’s discussion and analysis

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31			2013			2012
	C$	US$	Other	C$	US$	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$167	$1	$4	$101	$(21)	$1
Increase (decrease) in present value of shareholders’ equity	28	(155)	(38)	(99)	(170)	(43)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(235)	$–	$(3)	$(180)	$7	$–
Increase (decrease) in present value of shareholders’ equity (1)	(191)	126	40	3	115	44
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$314	$2	$8	$206	$(43)	$2
Increase (decrease) in present value of shareholders’ equity	10	(310)	(77)	(252)	(339)	(85)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(460)	$(5)	$(6)	$(358)	$(1)	$(1)
Increase (decrease) in present value of shareholders’ equity (1)	(513)	184	62	(181)	127	69

(1)	Certain comparative information as at October 31, 2012 has been restated.

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.

Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2013 by approximately $34 million (October 31, 2012: $31 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $3 million (October 31, 2012: loss of $6 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2013	AFS securities	$375	$656
	Equity-accounted investments in associates (1)	1,427	1,704
		$1,802	$2,360
2012	AFS securities	$383	$654
	Equity-accounted investments in associates (1)	1,368	1,392
		$1,751	$2,046

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2013, our consolidated defined benefit pension plans were in a net funded status surplus position of $321 million, an improvement of $619 million from a net funded status deficit position of $298 million as at October 31, 2012. The change in the net funded status position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

The MRCC has been delegated fiduciary responsibility from the Board for pension plans. Pension market risk arises primarily from movements in interest rates, credit spreads, equity prices and investments.

Our Canadian pension plans represent more than 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the principal plan). The estimated impact on our Canadian defined benefit obligations of a 100 bps change in the discount rate is presented in Note 19 to the consolidated financial statements.

The MRCC is responsible for setting an appropriate investment strategy for our principal plan through a Statement of Investment Objectives, Policies and Procedures. The target asset allocation for our principal plan is 55% in equities, 40% in fixed income securities and 5% in other assets.

64	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Governance and management

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk is managed using the three lines of defence model, with the ongoing management of liquidity risk the responsibility of the Treasurer, supported by guidance from ALCO. The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

Control functions provide oversight as the second line of defence. RMC provides governance through review and approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the primary liquidity risk metric, the Liquidity Horizon, and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP);
•	Reviewing and approving CIBC’s liquidity profile; and
•	Reviewing and approving the liquidity stress scenario.

ALCO’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the strategic, stated risk appetite and regulatory requirements;
•	Monitoring reporting and metrics relating to liquidity risk exposure, such as, Liquidity Horizon, funding profile and liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress scenario used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

Policies

Adherence to our liquidity policy and framework ensures a sufficient amount of unencumbered liquid assets are available to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain and periodically update a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

We manage liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

Our policy is to maintain a sound and prudent approach to managing our potential exposure to liquidity risk. Our liquidity risk tolerance is defined by our Risk Appetite Statement, approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. The primary liquidity risk metric used to measure and monitor our liquidity position is the Liquidity Horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario, without any reliance on the CFP. Our liquidity measurement system provides daily liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. Our liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

Stress testing

A key component of our liquidity risk framework is the liquidity risk stress testing regime. Liquidity risk stress testing is conducted daily and involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in a significant reduction in access to both short and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

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Management’s discussion and analysis

Liquid and encumbered assets

Our policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets comprise assets pledged as collateral and other assets that we consider restricted for legal or other reasons. Unencumbered assets comprise assets that are readily available in the normal course of business to secure funding or meet collateral needs and other assets that are not subject to any restrictions on their use to secure funding or as collateral.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at October 31							2013	2012 (1)
	Gross liquid assets				Encumbered liquid assets (2)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$6,309	(3)	$–		$782	$–	$5,527	$3,954
Securities	70,361	(4)	53,644	(5)	14,103	32,536	77,366	70,486
NHA mortgage-backed securities	56,814	(6)	–		34,143	–	22,671	18,914
Mortgages	11,365	(7)	–		11,365	–	–	–
Credit cards	4,599	(8)	–		4,599	–	–	–
Other assets	3,061	(9)	–		2,727	–	334	406
	$152,509		$53,644		$67,719	$32,536	$105,898	$93,760

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(3)	Comprises cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Comprises trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,621 million (2012: $1,461 million).
(5)	Comprises $3,417 million (2012: $3,311 million) of cash collateral on securities borrowed, $25,311 million (2012: $25,163 million) of securities purchased under resale agreements, $24,157 million (2012: $15,396 million) of securities borrowed against securities lent, and $759 million (2012: $849 million) of securities received for derivatives collateral.
(6)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties including those in the Covered Bond Programme. These are reported in Loans on our consolidated balance sheet.
(7)	Comprises mortgages, excluding NHA mortgage-backed securities, included in the Covered Bond Programme.
(8)	Comprises assets held in consolidated trusts supporting funding liabilities.
(9)	Comprises $2,727 million (2012: $4,120 million) of cash pledged for derivatives collateral and $334 million (2012: $406 million) of gold and silver certificates.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity under the stress scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under the stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $12.1 billion or 13% from October 31, 2012, primarily due to increases in CIBC-owned trading and AFS securities, NHA mortgage-backed securities securitized but not sold and interest-bearing deposits with banks.

In addition to the above, we have access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. We do not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at October 31	2013	2012 (1)
CIBC parent bank	$78,761	$65,872
Broker/dealer (2)	15,049	16,020
Other significant subsidiaries	12,088	11,868
	$105,898	$93,760

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Relates to CIBC World Markets Inc. and CIBC World Markets Corp.

66	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at October 31		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2013	Cash and deposits with banks	$6,379	$–	$6,379	$11	$771	$5,597	(1)	$–
	Securities	71,982	–	71,982	14,103	–	56,258		1,621
	Securities borrowed or purchased under resale agreements	–	28,728	28,728	17,166	–	11,562		–
	Loans	246,654	–	246,654	50,107	422	22,671		173,454
	Other
	Derivative instruments	19,947	–	19,947	–	–	–		19,947
	Customers’ liability under acceptances	9,720	–	9,720	–	–	–		9,720
	Land, building and equipment	1,719	–	1,719	–	–	–		1,719
	Goodwill	1,733	–	1,733	–	–	–		1,733
	Software and other intangible assets	756	–	756	–	–	–		756
	Investments in equity-accounted associates and joint ventures	1,713	–	1,713	–	–	–		1,713
	Other assets	9,058	–	9,058	2,727	–	334		5,997
		$369,661	$28,728	$398,389	$84,114	$1,193	$96,422		$216,660
2012	Cash and deposits with banks	$4,727	$–	$4,727	$14	$436	$4,277	(1)	$–
	Securities	65,334	–	65,334	8,113	–	55,760		1,461
	Securities borrowed or purchased under resale agreements	–	28,474	28,474	14,360	–	14,114		–
	Loans	242,296	–	242,296	52,687	755	18,914		169,940
	Other
	Derivative instruments	27,039	–	27,039	–	–	–		27,039
	Customers’ liability under acceptances	10,436	–	10,436	–	–	–		10,436
	Land, building and equipment	1,683	–	1,683	–	–	–		1,683
	Goodwill	1,701	–	1,701	–	–	–		1,701
	Software and other intangible assets	656	–	656	–	–	–		656
	Investments in equity-accounted associates and joint ventures	1,635	–	1,635	–	–	–		1,635
	Other assets	9,404	–	9,404	4,120	–	406		4,878
		$364,911	$28,474	$393,385	$79,294	$1,191	$93,471		$219,429

(1)	Includes $70 million (2012: $323 million) of interest-bearing deposits with contractual maturities greater than 30 days.

Restrictions on the flow of funds

We have certain subsidiaries that have separate regulatory capital and liquidity requirements, as established by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulations.

Funding

We manage liquidity to meet both short and long-term cash requirements. Reliance on wholesale funding is maintained at prudent levels and within approved limits, consistent with our desired liquidity profile.

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $125.0 billion as at October 31, 2013 (2012: $118.2 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

Our wholesale funding strategy is to develop and maintain a sustainable funding base through which we can access funding across many different depositors and investors, geographies, maturities, and funding instruments. The diversity of our funding profile across all of these variables is an important part of our funding strategy. We maintain access to term wholesale funding through many channels such as wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, through our Covered Bond Programme, through credit card securitization in Canada and the U.S., and through a number of mortgage securitization programs, as outlined in the tables below.

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Management’s discussion and analysis

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at October 31, 2013	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$2,753	$1,117	$148	$–	$4,018	$–	$–	$4,018
Certificates of deposit and commercial paper	2,770	1,506	3,645	4,141	12,062	4,411	7,953	24,426
Bearer deposit notes and bankers acceptances	3,771	1,098	515	966	6,350	–	–	6,350
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	520	2,008	456	2,919	5,903	7,352	18,256	31,511
Senior unsecured structured notes	125	14	307	137	583	–	–	583
Covered bonds/Asset-backed securities
Mortgage securitization	1,766	2,488	3,893	3,383	11,530	2,605	17,500	31,635
Covered bonds	–	850	–	2,266	3,116	5,467	4,985	13,568
Cards securitization	–	–	352	1,043	1,395	584	2,620	4,599
Subordinated liabilities	–	–	–	271	271	–	3,957	4,228
Other	–	–	–	–	–	–	–	–
	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918
Of which:
Secured	$1,766	$3,338	$4,245	$6,692	$16,041	$8,656	$25,105	$49,802
Unsecured	9,939	5,743	5,071	8,434	29,187	11,763	30,166	71,116
	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918
October 31, 2012 (1)	$7,324	$8,238	$10,411	$17,284	$43,257	$21,628	$51,880	$116,765

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at October 31	2013		2012 (1)
CAD	$69.2	57%	$68.2	59%
USD	44.2	37	41.2	35
EUR	1.3	1	0.1	–
Other	6.2	5	7.3	6
	$120.9	100%	$116.8	100%

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Funding plan

Our funding plan horizon is three years and is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCO.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On January 28, 2013, Moody’s downgraded the long-term credit ratings of six Canadian financial institutions. CIBC was downgraded by one notch. Moody’s actions reflected concerns about (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. CIBC’s long-term rating was adjusted from Aa2 to Aa3 and has had no material impact on funding costs or our ability to access funding. Also, during the year, S&P downgraded the rating of subordinated debt and preferred shares of several banks. CIBC was downgraded by one notch.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Our credit ratings are summarized in the table below:

	Short-term debt		Long-term debt		Subordinated debt		Preferred Shares
As at October 31	2013	2012	2013	2012	2013	2012	2013		2012
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	Pfd-1(L)	(1)	Pfd-1(L)	(1)
Fitch	F1+	F1+	AA-	AA-	A+	A+	BBB		BBB
Moody’s	P-1	P-1	Aa3	Aa2	A3	Aa3	Baa2		Baa1
S&P	A-1	A-1	A+	A+	BBB+	A-	P-2/P-2	(L) (2)	P-2(H)/P-2	(2)

(1)	Series 26, 27, and 29 under review with negative implications.
(2)	Preferred shares qualifying as non-viability contingent capital under Basel III.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at October 31	2013	2012
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	1.5
Three-notch downgrade	0.9	2.6

68	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

BCBS liquidity standards

CIBC’s liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using the NCCF test, and report compliance with NCCF requirements to our regulator. CIBC currently monitors the LCR, which is reported to OSFI and internally on a monthly basis. Net stable funding ratio (NSFR) reporting, based on existing rules published in 2010, is provided quarterly to OSFI.

CIBC is currently undertaking a project to upgrade its liquidity risk management system to facilitate compliance with Basel III liquidity guidelines, including LCR and NSFR, which will become binding in January 2015 and January 2018, respectively. CIBC continues to monitor the regulatory environment both in Canada and internationally, and will update its liquidity risk framework to incorporate new developments.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,211	$–	$–	$–	$–	$–	$–	$–	$–	$2,211
Interest bearing deposits with banks	4,098	70	–	–	–	–	–	–	–	4,168
Securities	1,974	2,308	1,700	1,321	694	4,564	16,061	11,828	31,532	71,982
Cash collateral on securities borrowed	3,417	–	–	–	–	–	–	–	–	3,417
Securities purchased under resale agreements	15,561	7,761	1,110	495	384	–	–	–	–	25,311
Loans
Residential mortgages	111	1,887	3,647	7,186	5,548	28,313	95,817	8,429	–	150,938
Personal	1,429	473	994	1,007	1,024	76	183	683	28,572	34,441
Credit card	295	591	886	886	886	3,546	7,682	–	–	14,772
Business and government	4,957	1,093	1,558	2,918	2,381	5,905	14,878	14,511	–	48,201
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,698)	(1,698)
Derivative instruments	631	870	677	648	583	2,120	5,516	8,902	–	19,947
Customers’ liability under acceptances	8,353	1,367	–	–	–	–	–	–	–	9,720
Other assets	–	–	–	–	–	–	–	–	14,979	14,979
	$43,037	$16,420	$10,572	$14,461	$11,500	$44,524	$140,137	$44,353	$73,385	$398,389
October 31, 2012 (1)	$43,932	$12,825	$9,222	$11,599	$12,037	$44,771	$136,126	$52,405	$70,468	$393,385
Liabilities
Deposits (2)	$21,876	$12,678	$18,626	$12,761	$17,924	$29,237	$49,819	$14,468	$136,139	$313,528
Obligations related to securities sold short	13,327	–	–	–	–	–	–	–	–	13,327
Cash collateral on securities lent	2,099	–	–	–	–	–	–	–	–	2,099
Capital Trust securities	–	–	–	–	–	–	–	1,638	–	1,638
Obligations related to securities sold under repurchase agreements	4,601	286	–	–	–	–	–	–	–	4,887
Derivative instruments	541	1,024	721	653	641	2,363	5,439	8,342	–	19,724
Acceptances	8,050	1,671	–	–	–	–	–	–	–	9,721
Other liabilities	–	–	–	–	–	–	–	–	10,808	10,808
Subordinated indebtedness	–	–	–	–	271	–	32	3,925	–	4,228
	$50,494	$15,659	$19,347	$13,414	$18,836	$31,600	$55,290	$28,373	$146,947	$379,960
October 31, 2012 (1)	$45,835	$16,333	$21,453	$18,418	$18,687	$32,512	$55,897	$32,396	$134,816	$376,347
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Comprises $125.0 billion (2012: $118.2 billion) of personal deposits of which $120.4 billion (2012: $113.6 billion) are in Canada and $4.6 billion (2012: $4.6 billion) in other countries; $182.9 billion (2012: $177.4 billion) of business and government deposits of which $149.0 billion (2012: $143.4 billion) are in Canada and $33.9 billion (2012: $34.0 billion) in other countries; and $5.6 billion (2012: $4.7 billion) of bank deposits of which $2.0 billion (2012: $1.5 billion) are in Canada and $3.6 billion (2012: $3.2 billion) in other countries.

CIBC 2013 ANNUAL REPORT	69

Management’s discussion and analysis

Our net asset position remained unchanged relative to October 31, 2012. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$24,157	$–	$–	$–	$–	$–	$–	$–	$–	$24,157
Unutilized credit commitments	560	4,435	1,084	1,190	1,130	4,955	24,966	1,725	116,487	156,532
Backstop liquidity facilities	239	3,207	301	–	7	–	–	–	–	3,754
Standby and performance letters of credit	515	1,896	1,599	1,843	1,391	480	976	326	–	9,026
Documentary and commercial letters of credit	78	77	15	2	–	–	–	–	–	172
Underwriting commitments	211	–	275	–	–	–	–	–	–	486
Other	387	–	–	–	–	–	–	–	–	387
	$26,147	$9,615	$3,274	$3,035	$2,528	$5,435	$25,942	$2,051	$116,487	$194,514
October 31, 2012 (3)	$16,696	$7,464	$3,794	$2,703	$2,210	$10,988	$17,640	$1,480	$113,061	$176,036
(1)	Includes $94.7 billion (2012: $91.3 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.1 billion (2012: $1.6 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$32	$64	$96	$96	$95	$359	$902	$1,269	$2,913
Purchase obligations (1)	17	120	190	206	123	450	814	330	2,250
Pension contributions (2)	19	37	55	55	56	–	–	–	222
	$68	$221	$341	$357	$274	$809	$1,716	$1,599	$5,385
October 31, 2012 (3)	$69	$231	$332	$339	$293	$860	$1,709	$1,646	$5,479

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2014 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Other risks

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

70	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GCC provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use the three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, and change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Assessment of material, or potential material losses

The occurrence of a material, or potential material loss results in an investigation to determine the root causes of the loss and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions.

Examples of operational losses for which an investigation may occur include, but are not limited to: large dollar losses (either absolute value or relative to losses generally experienced by the business line); losses that are inconsistent with the business line’s historical experience; or losses in excess of the business line’s expected loss. A potential loss is an operational risk event that does not ultimately lead to a loss due to various circumstances (e.g. effective mitigating controls, fortuitous circumstances, etc.).

The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subjected to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

Risk measurement

We use the AMA, a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based as well as a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Back-testing

The results of the capital calculations are internally back-tested each quarter. The back-testing exercise assesses the model’s performance against internal and external loss data. The internal loss data is compared to the model output at a loss type and line of business level to identify areas in which the actual loss experience differs from the predicted results. External loss data is grouped into major themes and compared against the scenarios used in the model to ensure that the model addresses all relevant fat tailed events (i.e., stress scenarios). Gaps identified through back-testing are reflected in revisions to the relevant parameters of the model. The overall methodology is also independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. Any gaps identified through the validation exercise are incorporated into revisions to the model as appropriate.

CIBC 2013 ANNUAL REPORT	71

Management’s discussion and analysis

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of cyber threats and the associated financial, reputational and business interruption risks have also increased.

These risks continue to be actively managed by us through enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure.

Despite our commitment to information and cyber security, CIBC and its related third-parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and related bridge loans are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

72	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models that utilize predominantly observable market inputs (Level 2) or one or more significant non-observable market inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31			2013			2012
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$837	$837	1.8%	$628	$640	1.6%
AFS securities	13	913	3.3	22	1,370	5.5
FVO securities	147	147	51.2	170	170	55.9
Derivative instruments	295	341	1.7	591	683	2.5
	$1,292	$2,238	2.4%	$1,411	$2,863	3.1%
Liabilities
Deposits and other liabilities (2)	$510	$737	29.4%	$428	$597	28.7%
Derivative instruments	413	474	2.4	1,315	1,402	5.2
	$923	$1,211	3.4%	$1,743	$1,999	4.7%

(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

During 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of London Interbank Offered Rate (LIBOR). Market practices continue to evolve concerning the use and construction of OIS curves that best reflect the nature of the underlying collateral.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2013	2012
Securities
Market risk	$5	$3
Derivatives
Market risk	57	53
Credit risk	42	137
Administration costs	5	5
Total valuation adjustments	$109	$198

CIBC 2013 ANNUAL REPORT	73

Management’s discussion and analysis

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to quarterly reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our roll-rate models that determine the collective allowance.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, evidence of credit quality improvements or deterioration, and events such as the 2013 Alberta floods. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

As at October 31, 2013, our model indicated a range of outcomes for the collective allowance(1) between $578 million and $1,757 million. The collective allowance(1) of $1,182 million (2012: $1,169 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $118 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

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Management’s discussion and analysis

Securitizations and SPEs

Securitization of our own assets

SIC Interpretation 12 (SIC-12), “Consolidation - Special Purpose Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In assessing and determining whether we control a SPE, judgment is exercised to determine whether the activities of the SPE are being conducted on our behalf to obtain benefits from the SPE’s operation; whether we have the decision–making powers to control or to obtain control of the SPE or its assets; whether we have rights to obtain the majority of the benefits of the SPE’s activities; and whether we retain the majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. We sponsor several SPEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we currently consolidate.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle, that we do not consolidate, as well as to other third parties. IAS 39, “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired; or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset, or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

For additional information on our securitizations, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Securitization of third-party assets

We also sponsor several SPEs that purchase pools of third-party assets. We monitor the extent to which we support these SPEs through direct investment in the debt issued by the SPEs and through the provision of liquidity protection to the other debt holders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a SPE, IAS 27, “Consolidated and Separate Financial Statements” requires that we reconsider this assessment in the following circumstances: (i) when there is a change in the contractual arrangements between the parties to the SPE; or (ii) when any of the parties take steps to strengthen its position and, in doing so, acquires a greater level of control. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2013, we had goodwill of $1,733 million (2012: $1,701 million) and other intangible assets with an indefinite life of $136 million (2012: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. During 2012, we changed our annual goodwill impairment testing date from April 30 to August 1 in order to better align this date with our annual planning cycle. Accordingly, for 2013 we performed our goodwill impairment test as at August 1 for each CGU to which goodwill has been allocated.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. For 2013 we performed our indefinite lived intangible asset impairment test as at August 1.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore, a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

We performed our annual impairment testing of goodwill and indefinite lived intangible assets in the fourth quarter of 2013 and did not record any impairment. We determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount as at August 1, 2013. As a result, no impairment charge was recognized. Last year, we determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU exceeded its carrying amount by approximately 5%.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that was estimated using a five year cash flow projection approved by CIBC FirstCaribbean’s management and an estimate of the capital required to be maintained in the region to support ongoing operations. The five year cash flow projection is consistent with CIBC FirstCaribbean’s three year internal plan that was reviewed by its Board of Directors. The forecast reflects the currently challenging economic conditions and an expected recovery in those conditions within the Caribbean region. A terminal growth rate of 2.5% (2.5% as at August 1, 2012) was applied to the years after the five year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (14.25% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2012). The determination of a discount rate and a terminal growth rate both require the exercise of judgment. The discount rate was

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Management’s discussion and analysis

determined based on the following primary factors: i) the risk-free rate, ii) an equity risk premium, iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We have estimated that a 10% decrease in each of the terminal year and subsequent years forecasted cash flows would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $150 million. We have also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $90 million. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

As at October 31, 2013, we had a deferred income tax asset of $383 million (2012: $457 million) and a deferred income tax liability of $34 million (2012: $37 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 20 to the consolidated financial statements.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the consolidated financial statements include all of CIBC’s accruals for legal matters as at October 31, 2013, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses in excess of the amounts accrued for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at October 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The matters underlying the estimated range as at October 31, 2013 consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability (LTD) income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

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Management’s discussion and analysis

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

For pension and other post-employment benefit plans, actuarial gains and losses are deferred in the balance sheet and amortized over future periods to the extent they exceed the threshold established by the corridor method and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2013, the net amount of unamortized actuarial losses was $531 million (2012: $827 million) with respect to pension plans and $62 million (2012: $91 million) with respect to other post-employment benefit plans. Actuarial gains and losses for other long-term benefit plans are recognized in income in the period in which they arise.

Our pension plans are funded to or above the minimum amounts required by relevant legislation or plan terms. During 2013, we contributed $452 million (2012: $476 million) to the defined benefit pension plans, which included $290 million (2012: $298 million) above the minimum required.

Our other post-employment benefit plans are unfunded. We fund benefit payments for these post-employment plans as incurred. During 2013, these benefit payments totalled $26 million (2012: $26 million). Our LTD plan is a partially funded plan. During 2013, we contributed $10 million (2012: $15 million) to the plan.

For our Canadian pension and post-employment benefit plans, which represent more than 90% of our consolidated pension and other post-employment benefit plans, management has approved actuarial assumptions to be used for the 2014 expense calculation. The approved weighted-average discount rate of 4.7% for our pension and other post-employment benefit plans is an increase of 20 basis points over the weighted-average discount rate used for the 2013 expense calculation. Beginning in fiscal 2014, interest income on plan assets will be recognized in net income using the same rate as that used to discount the defined benefit obligation. In 2012 and 2013, the expected return on plan assets was recognized in net income using expected long-term rates of return.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Accounting developments

Future accounting policy changes

For details on the future accounting policy changes, see Note 31 to the consolidated financial statements.

U.S. regulatory developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking that U.S. regulators have not finalized, the full impact on CIBC is difficult to anticipate until all the regulations are finalized and released. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere.

In December 2012, CIBC registered as a swap dealer with the U.S. Commodity Futures Trading Commission (CFTC) and adopted processes and procedures necessary to comply with newly-promulgated U.S. regulations in trading swaps with U.S. persons. The CFTC has issued final rules on most areas relating to swaps, including cross-border guidance that impacts CIBC’s swap trading with non-U.S. counterparties. The CFTC has not yet issued final rules on clearing, capital and margin, and the CFTC has not issued a determination of the extent to which it will rely on substituted compliance with Canadian swap trading regulations. CIBC will continue to monitor and prepare for developments by the CFTC in this area. Additionally, the U.S. Securities and Exchange Commission is expected to implement parallel reforms applying to the securities-based swaps markets. While these far-reaching reforms have increased our cost of regulatory compliance and may restrict our ability to continue to engage in certain types of trading activity, we do not expect them to have a significant impact on our results.

Also in December 2012, the Federal Reserve Board proposed new rules under Section 165 and 166 of the Dodd-Frank Act. The proposed rules would mandate new organizational structures, additional capital, liquidity and leverage requirements and other regulatory standards relating to risk management, credit exposure limits, resolution planning and other aspects of foreign banks’ U.S. operations in branches and agencies as well as banking and non-banking subsidiaries. CIBC is evaluating the potential impact to our operations if the proposed rules were enacted.

The Dodd-Frank Act also mandates the so-called Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. While U.S. regulators proposed extensive implementing regulations in late 2011, they have not promulgated final regulations concerning the Volcker Rule. The rule, if enacted as proposed, contemplated an extraterritorial reach that might impact CIBC’s trading businesses outside of the U.S., as well as CIBC’s ability to invest in or sponsor certain unregistered private equity or hedge funds. The U.S. regulators received multiple public comments in response to the proposed rule, creating uncertainty as to the future form of the restrictions. The regulators have stated that, for a period of two years after July 21, 2012, banking entities are to engage in good faith planning efforts to conform their activities to the Volcker Rule, pending completion of the final regulations or an extension of the conformance period. CIBC continues to monitor developments of the final regulations. It is impossible to assess the full impact of the Volcker Rule on CIBC’s operations until U.S. regulators provide further guidance or release the final rules.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act. For further details, see Note 25 to the consolidated financial statements.

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Management’s discussion and analysis

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2013 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the COSO framework as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2013, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2013, and have also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 90 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

78	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2013	2012	2011	2013	2012 (1)	2011	2013	2012 (1)	2011
	Domestic assets (2)
	Cash and deposits with banks	$2,903	$2,620	$2,580	$25	$27	$29	0.86%	1.03%	1.12%
Securities	Trading	42,364	36,492	33,702	1,195	1,033	906	2.82	2.83	2.69
	AFS	12,934	13,249	12,124	199	252	264	1.54	1.90	2.18
	FVO	47	47	47	3	3	3	6.38	6.38	6.38
	Securities borrowed or purchased under resale agreements	21,752	18,443	21,588	301	274	249	1.38	1.49	1.15
Loans	Residential mortgages	146,977	148,660	145,735	4,338	4,592	4,844	2.95	3.09	3.32
	Personal and credit card	47,912	48,463	48,087	3,467	3,477	3,523	7.24	7.17	7.33
	Business and government	27,348	25,260	22,633	1,158	1,111	947	4.23	4.40	4.18
	Total loans	222,237	222,383	216,455	8,963	9,180	9,314	4.03	4.13	4.30
	Other interest-bearing assets	413	359	530	1	13	44	0.24	3.62	8.30
	Derivative instruments	8,720	11,745	10,080	–	–	–	–	–	–
	Customers’ liability under acceptances	10,431	9,754	8,503	–	–	–	–	–	–
	Other non-interest-bearing assets	11,780	12,320	10,140	–	–	–	–	–	–
	Total domestic assets	333,581	327,412	315,749	10,687	10,782	10,809	3.20	3.29	3.42
	Foreign assets (2)
	Cash and deposits with banks	7,523	5,325	16,242	13	15	34	0.17	0.28	0.21
Securities	Trading	1,266	1,282	1,263	42	70	75	3.32	5.46	5.94
	AFS	12,734	12,917	11,671	190	157	157	1.49	1.22	1.35
	FVO	256	323	482	2	7	16	0.78	2.17	3.32
	Securities borrowed or purchased under resale agreements	9,472	10,131	15,273	46	49	116	0.49	0.48	0.76
Loans	Residential mortgages	2,191	2,200	2,138	123	126	129	5.61	5.73	6.03
	Personal and credit card	780	923	991	63	64	72	8.08	6.93	7.27
	Business and government	17,653	16,613	14,788	633	630	595	3.59	3.79	4.02
	Total loans	20,624	19,736	17,917	819	820	796	3.97	4.15	4.44
	Other interest-bearing assets	78	38	43	12	7	30	15.38	18.42	69.77
	Derivative instruments	15,080	16,971	13,235	–	–	–	–	–	–
	Other non-interest-bearing assets	3,332	3,247	2,652	–	–	–	–	–	–
	Total foreign assets	70,365	69,970	78,778	1,124	1,125	1,224	1.60	1.61	1.55
	Total assets	$403,946	$397,382	$394,527	$11,811	$11,907	$12,033	2.92%	3.00%	3.05%
	Domestic liabilities (2)
Deposits	Personal	$113,770	$110,442	$107,384	$1,138	$1,217	$1,276	1.00%	1.10%	1.19%
	Business and government	94,449	88,028	88,844	1,197	1,096	975	1.27	1.25	1.10
	Bank	639	918	1,116	3	5	6	0.47	0.54	0.54
	Secured borrowings	50,815	51,975	46,825	987	1,118	1,270	1.94	2.15	2.71
	Total deposits	259,673	251,363	244,169	3,325	3,436	3,527	1.28	1.37	1.44
	Derivative instruments	8,492	11,820	10,094	–	–	–	–	–	–
	Acceptances	10,435	9,754	8,503	–	–	–	–	–	–
	Obligations related to securities sold short	13,002	10,727	11,702	327	327	386	2.51	3.05	3.30
	Obligations related to securities lent or sold under repurchase agreements	5,164	6,318	11,964	80	111	182	1.55	1.76	1.52
	Capital Trust securities	1,658	1,649	1,593	136	144	142	8.20	8.73	8.91
	Other liabilities	9,524	10,474	11,535	14	56	71	0.15	0.53	0.62
	Subordinated indebtedness	4,308	4,590	5,011	191	201	207	4.43	4.38	4.13
	Total domestic liabilities	312,256	306,695	304,571	4,073	4,275	4,515	1.30	1.39	1.48
	Foreign liabilities (2)
Deposits	Personal	6,356	6,526	6,030	63	62	73	0.99	0.95	1.21
	Business and government	40,260	36,248	35,564	120	101	207	0.30	0.28	0.58
	Bank	5,512	4,608	5,529	29	29	33	0.53	0.63	0.60
	Secured borrowings	425	460	814	4	2	3	0.94	0.43	0.37
	Total deposits	52,553	47,842	47,937	216	194	316	0.41	0.41	0.66
	Derivative instruments	14,684	17,080	13,252	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	244	138	77	7	6	2	2.87	4.35	2.60
	Obligations related to securities lent or sold under repurchase agreements	5,078	7,077	11,880	22	45	82	0.43	0.64	0.69
	Capital Trust securities	–	–	–	–	–	–	–	–	–
	Other liabilities	1,205	1,250	883	36	54	48	2.99	4.32	5.44
	Subordinated indebtedness	243	430	566	2	7	8	0.82	1.63	1.41
	Total foreign liabilities	74,007	73,817	74,595	283	306	456	0.38	0.41	0.61
	Total liabilities	386,263	380,512	379,166	4,356	4,581	4,971	1.13	1.20	1.31
	Shareholders’ equity	17,513	16,705	15,199	–	–	–	–	–	–
	Non-controlling interests	170	165	162	–	–	–	–	–	–
	Total liabilities and equity	$403,946	$397,382	$394,527	$4,356	$4,581	$4,971	1.08%	1.15%	1.26%
	Net interest income and margin				$7,455	$7,326	$7,062	1.85%	1.84%	1.79%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$32,779	$27,865	$26,505
	Foreign	$3,395	$3,174	$2,875

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2013 ANNUAL REPORT	79

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2013/2012			2012/2011 (1)
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets (2)
Cash and deposits with banks		$3	$(5)	$(2)	$–	$(2)	$(2)
Securities	Trading	166	(4)	162	75	52	127
	AFS	(6)	(47)	(53)	24	(36)	(12)
	FVO	–	–	–	–	–	–
Securities borrowed or purchased under resale agreements		49	(22)	27	(36)	61	25
Loans	Residential mortgages	(52)	(202)	(254)	97	(349)	(252)
	Personal and credit card	(40)	30	(10)	28	(74)	(46)
	Business and government	92	(45)	47	110	54	164
Total loans		–	(217)	(217)	235	(369)	(134)
Other interest-bearing assets		2	(14)	(12)	(14)	(17)	(31)
Change in domestic interest income		214	(309)	(95)	284	(311)	(27)
Foreign assets (2)
Cash and deposits with banks		6	(8)	(2)	(23)	4	(19)
Securities	Trading	(1)	(27)	(28)	1	(6)	(5)
	AFS	(2)	35	33	17	(17)	–
	FVO	(1)	(4)	(5)	(5)	(4)	(9)
Securities borrowed or purchased under resale agreements		(3)	–	(3)	(39)	(28)	(67)
Loans	Residential mortgages	(1)	(2)	(3)	4	(7)	(3)
	Personal and credit card	(10)	9	(1)	(5)	(3)	(8)
	Business and government	39	(36)	3	73	(38)	35
Total loans		28	(29)	(1)	72	(48)	24
Other interest-bearing assets		7	(2)	5	(3)	(20)	(23)
Change in foreign interest income		34	(35)	(1)	20	(119)	(99)
Total change in interest income		$248	$(344)	$(96)	$304	$(430)	$(126)
Domestic liabilities (2)
Deposits	Personal	37	(116)	(79)	36	(95)	(59)
	Business and government	80	21	101	(9)	130	121
	Bank	(2)	–	(2)	(1)	–	(1)
	Secured borrowings	(25)	(106)	(131)	140	(292)	(152)
Total deposits		90	(201)	(111)	166	(257)	(91)
Obligations related to securities sold short		69	(69)	–	(32)	(27)	(59)
Obligations related to securities lent or sold under repurchase agreements		(20)	(11)	(31)	(86)	15	(71)
Capital Trust securities		1	(9)	(8)	5	(3)	2
Other liabilities		(5)	(37)	(42)	(7)	(8)	(15)
Subordinated indebtedness		(12)	2	(10)	(17)	11	(6)
Change in domestic interest expense		123	(325)	(202)	29	(269)	(240)
Foreign liabilities (2)
Deposits	Personal	(2)	3	1	6	(17)	(11)
	Business and government	11	8	19	4	(110)	(106)
	Bank	6	(6)	–	(5)	1	(4)
	Secured borrowings	–	2	2	(1)	–	(1)
Total deposits		15	7	22	4	(126)	(122)
Obligations related to securities sold short		5	(4)	1	2	2	4
Obligations related to securities lent or sold under repurchase agreements		(13)	(10)	(23)	(33)	(4)	(37)
Other liabilities		(2)	(16)	(18)	20	(14)	6
Subordinated indebtedness		(3)	(2)	(5)	(2)	1	(1)
Change in foreign interest expense		2	(25)	(23)	(9)	(141)	(150)
Total change in interest expense		$125	$(350)	$(225)	$20	$(410)	$(390)
Change in total net interest income		$123	$6	$129	$284	$(20)	$264

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

80	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Canada (1)									U.S. (1)
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Residential mortgages	$148,664	$147,841	$148,268	$91,338	$83,837	$1	$1	$1	$1	$1
Student	210	287	384	523	677	–	–	–	–	–
Personal	33,257	33,891	33,202	32,365	31,729	93	109	132	241	162
Credit card	14,097	14,418	14,970	11,508	11,121	32	33	24	30	28
Total net consumer loans	196,228	196,437	196,824	135,734	127,364	126	143	157	272	191
Non-residential mortgages	6,979	7,095	7,055	6,339	5,789	236	–	2	2	3
Financial institutions	2,350	2,384	2,124	1,852	2,422	403	435	427	352	644
Retail and wholesale	3,086	2,827	2,652	2,487	1,926	158	113	43	52	115
Business services	4,191	3,694	3,508	2,773	2,701	284	226	221	403	455
Manufacturing-capital goods	1,081	1,072	1,079	970	709	189	188	129	12	26
Manufacturing-consumer goods	1,914	1,736	1,289	1,016	787	36	62	50	18	17
Real estate and construction	5,794	4,956	4,118	3,123	2,903	5,611	4,156	3,215	1,563	2,054
Agriculture	3,933	3,689	3,585	3,240	2,897	1	1	–	(1)	(1)
Oil and gas	2,969	2,856	2,884	2,418	3,091	988	781	413	145	12
Mining	383	319	285	123	501	223	65	78	32	–
Forest products	434	426	416	376	299	35	44	52	–	61
Hardware and software	468	464	244	223	172	98	–	73	33	43
Telecommunications and cable	413	238	213	264	148	26	14	12	13	34
Publishing, printing, and broadcasting	290	356	405	386	505	–	–	–	–	–
Transportation	870	736	701	750	800	247	332	353	359	294
Utilities	1,170	1,082	674	795	667	816	492	246	99	57
Education, health and social services	1,956	1,933	1,754	1,301	1,240	–	25	46	46	47
Governments	613	727	785	759	685	–	–	–	–	–
Others	–	–	–	358	96	210	730	845	1,031	1,128
General allowance allocated to business and government loans	–	–	–	(217)	(254)	–	–	–	(67)	(76)
Collective allowance allocated to business and government loans	(192)	(211)	(205)	–	–	(28)	(38)	(54)	–	–
Total net business and government loans, including acceptances	38,702	36,379	33,566	29,336	28,084	9,533	7,626	6,151	4,092	4,913
Total net loans and acceptances	$234,930	$232,816	$230,390	$165,070	$155,448	$9,659	$7,769	$6,308	$4,364	$5,104
(1)	Classification by country is based on domicile of debtor or customer.

Analysis of net loans and acceptances (continued)

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Other (1)									Total
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Residential mortgages	$2,113	$2,143	$2,191	$2,190	$2,272	$150,778	$149,985	$150,460	$93,529	$86,110
Student	1	1	1	1	1	211	288	385	524	678
Personal	429	568	637	688	759	33,779	34,568	33,971	33,294	32,650
Credit card	126	119	118	111	110	14,255	14,570	15,112	11,649	11,259
Total net consumer loans	2,669	2,831	2,947	2,990	3,142	199,023	199,411	199,928	138,996	130,697
Non-residential mortgages	239	273	291	392	495	7,454	7,368	7,348	6,733	6,287
Financial institutions	1,065	1,099	1,003	1,032	971	3,818	3,918	3,554	3,236	4,037
Retail and wholesale	333	326	351	391	462	3,577	3,266	3,046	2,930	2,503
Business services	772	932	1,032	1,053	1,361	5,247	4,852	4,761	4,229	4,517
Manufacturing-capital goods	202	243	217	269	329	1,472	1,503	1,425	1,251	1,064
Manufacturing-consumer goods	249	225	268	253	296	2,199	2,023	1,607	1,287	1,100
Real estate and construction	777	791	572	681	755	12,182	9,903	7,905	5,367	5,712
Agriculture	40	65	94	104	114	3,974	3,755	3,679	3,343	3,010
Oil and gas	71	16	–	–	–	4,028	3,653	3,297	2,563	3,103
Mining	537	280	109	129	348	1,143	664	472	284	849
Forest products	30	29	32	31	21	499	499	500	407	381
Hardware and software	22	22	22	242	271	588	486	339	498	486
Telecommunications and cable	234	148	60	33	44	673	400	285	310	226
Publishing, printing, and broadcasting	4	37	41	36	39	294	393	446	422	544
Transportation	893	430	387	249	273	2,010	1,498	1,441	1,358	1,367
Utilities	318	467	272	310	351	2,304	2,041	1,192	1,204	1,075
Education, health and social services	24	23	23	27	19	1,980	1,981	1,823	1,374	1,306
Governments	943	922	901	633	567	1,556	1,649	1,686	1,392	1,252
Others	2,403	3,011	3,109	6,312	5,255	2,613	3,741	3,954	7,701	6,479
General allowance allocated to business and government loans	–	–	–	(25)	(56)	–	–	–	(309)	(386)
Collective allowance allocated to business and government loans	(40)	(23)	(20)	–	–	(260)	(272)	(279)	–	–
Total net business and government loans, including acceptances	9,116	9,316	8,764	12,152	11,915	57,351	53,321	48,481	45,580	44,912
Total net loans and acceptances	$11,785	$12,147	$11,711	$15,142	$15,057	$256,374	$252,732	$248,409	$184,576	$175,609
(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2013 ANNUAL REPORT	81

Management’s discussion and analysis

Summary of allowance for credit losses

	IFRS			Canadian GAAP
$ millions, as at or for the year ended October 31	2013	2012	2011	2010	2009
Balance at beginning of year	$1,916	$1,851	$1,950	$2,043	$1,523
Provision for credit losses	1,121	1,291	1,144	1,046	1,649
Write-offs
Domestic (1)
Residential mortgages	15	18	16	9	7
Student	3	6	5	9	11
Personal and credit card	1,030	1,118	1,141	1,054	1,034
Other business and government	137	93	103	150	115
Foreign (1)
Residential mortgages	9	2	1	3	2
Personal and credit card	9	13	14	17	13
Other business and government	245	98	55	176	41
Total write-offs	1,448	1,348	1,335	1,418	1,223
Recoveries
Domestic (1)
Student	–	–	–	–	1
Personal and credit card	172	158	132	109	89
Other business and government	6	8	10	8	8
Foreign (1)
Personal and credit card	3	3	1	2	3
Other business and government	3	1	2	4	20
Total recoveries	184	170	145	123	121
Net write-offs	1,264	1,178	1,190	1,295	1,102
Interest income on impaired loans	(37)	(47)	(48)	–	–
Other	22	(1)	(5)	(10)	(27)
Balance at end of year	$1,758	$1,916	$1,851	$1,784	$2,043
Comprises:
Loans	$1,698	$1,860	$1,803	$1,720	$1,960
Letters of credit	–	–	–	–	1
Undrawn credit facilities	60	56	48	64	82
Ratio of net write-offs during year to average loans outstanding during year	0.52%	0.49%	0.51%	0.74%	0.66%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans (IFRS)

	Allowance for credit losses (1)			Allowance as a % of gross impaired loans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Domestic (2)
Residential mortgages	$24	$18	$15	11.4%	8.0%	5.0%
Personal loans	105	159	156	77.8	84.6	73.6
Business and government	61	97	88	63.5	47.3	56.1
Total domestic	$190	$274	$259	43.1%	44.3%	38.6%
Foreign (2)
Residential mortgages	$65	$27	$18	23.8%	11.0%	8.1%
Personal loans	30	25	25	34.9	31.6	31.6
Business and government	262	395	300	35.1	42.8	31.7
Total foreign	$357	$447	$343	32.3%	35.8%	27.5%
Total allowance	$547	$721	$602	35.4%	38.6%	31.4%
(1)	Comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

Specific allowance for credit losses as a percentage of gross impaired loans (Canadian GAAP)

	Specific allowance for credit losses		Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2009	2010	2009
Domestic (1)
Residential mortgages	$19	$14	7.3%	6.1%
Personal loans	193	226	88.9	94.2
Business and government	120	134	55.3	51.9
Total domestic	$332	$374	47.9%	51.4%
Foreign (1)
Residential mortgages	$11	$21	5.7%	12.2%
Personal loans	31	32	35.6	37.6
Business and government	257	308	29.8	33.3
Total foreign	$299	$361	26.2%	30.5%
Total specific allowance	$631	$735	34.4%	38.5%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

82	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Allowance on non-impaired loans as a percentage of net loans and acceptances (IFRS)

	Allowance for credit losses (1)			Allowance as a % of net loans and acceptances
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Domestic (2)
Residential mortgages	$63	$19	$14	–%	–%	–%
Personal loans	313	278	300	0.9	0.8	0.9
Credit cards	512	582	631	3.6	4.0	4.2
Business and government	179	186	174	0.5	0.5	0.5
Total domestic	$1,067	$1,065	$1,119	0.5%	0.5%	0.5%
Foreign (2)
Residential mortgages	$8	$7	$2	0.4%	0.3%	0.1%
Personal loans	3	5	5	0.6	0.7	0.6
Credit cards	5	1	1	3.2	0.7	0.7
Business and government	68	61	74	0.4	0.4	0.5
Total foreign	$84	$74	$82	0.4%	0.4%	0.5%
Total allowance	$1,151	$1,139	$1,201	0.4%	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans; and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

General allowance as percentage of net loans and acceptances (Canadian GAAP)

	General allowance for credit losses		General allowance as a % of net loans and acceptances
$ millions, as at October 31	2010	2009	2010	2009
Domestic (1)
Residential mortgages	$5	$4	–%	–%
Personal loans	287	279	0.9	0.9
Credit cards	477	548	4.1	4.9
Business and government	217	254	0.7	0.9
Total domestic	$986	$1,085	0.6%	0.7%
Foreign (1)
Residential mortgages	$4	$3	0.2%	0.1%
Personal loans	6	4	0.6	0.4
Credit cards	1	1	0.7	0.7
Business and government	92	132	0.6	0.8
Total foreign	$103	$140	0.5%	0.7%
Total general allowance	$1,089	$1,225	0.6%	0.7%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location (1)

	IFRS			Canadian GAAP
$ millions, as at October 31	2013	2012	2011	2010	2009
Canada
Atlantic provinces	$13,124	$13,228	$13,115	$9,446	$8,903
Quebec	21,257	20,591	19,602	13,779	12,435
Ontario	109,384	108,861	110,157	77,791	72,527
Prairie provinces	11,829	11,440	9,093	7,934	7,348
Alberta, Northwest Territories and Nunavut	37,953	38,300	38,433	27,667	27,336
British Columbia and Yukon	42,421	41,435	41,074	29,439	27,984
General allowance allocated to Canada	–	–	–	(986)	(1,085)
Collective allowance allocated to Canada (2)	(1,038)	(1,039)	(1,084)	–	–
Total Canada	$234,930	$232,816	$230,390	$165,070	$155,448
U.S.	$9,659	$7,769	$6,308	$4,364	$5,104
Other countries	$11,785	$12,147	$11,711	$15,142	$15,057
Total net loans and acceptances	$256,374	$252,732	$248,409	$184,576	$175,609

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

CIBC 2013 ANNUAL REPORT	83

Management’s discussion and analysis

Net impaired loans

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Canada (1)					U.S. (1)
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Gross impaired loans
Residential mortgages	$210	$226	$302	$259	$230	$–	$–	$–	$–	$–
Student	9	12	17	23	29	–	–	–	–	–
Personal	126	176	195	194	211	4	–	–	–	–
Total gross impaired consumer loans	345	414	514	476	470	4	–	–	–	–
Non-residential mortgages	1	–	4	8	8	–	–	–	–	–
Financial institutions	–	1	1	1	1	–	–	–	–	135
Retail, wholesale and business services	54	38	47	57	97	34	58	51	51	45
Manufacturing – consumer and capital goods	6	11	16	46	49	–	3	5	16	31
Real estate and construction	9	23	24	54	16	159	183	211	183	244
Agriculture	4	7	15	6	9	–	–	–	–	–
Resource-based industries	13	55	4	26	26	–	–	–	–	–
Telecommunications, media and technology	6	62	39	10	44	–	–	–	–	–
Transportation	1	6	5	7	5	38	90	3	13	19
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	2	2	3	–	–	–	–	–
Total gross impaired – business and government loans	96	205	157	217	258	231	334	270	263	474
Total gross impaired loans	441	619	671	693	728	235	334	270	263	474
Other past due loans (2)	378	401	553	376	472	–	11	–	–	–
Total gross impaired and other past due loans	$819	$1,020	$1,224	$1,069	$1,200	$235	$345	$270	$263	$474
Allowance for credit losses (3)
Residential mortgages	$24	$18	$15	$19	$14	$–	$–	$–	$–	$–
Student	–	–	5	7	12	–	–	–	–	–
Personal	105	159	151	186	214	1	–	–	–	–
Total allowance – consumer loans	129	177	171	212	240	1	–	–	–	–
Non-residential mortgages	–	–	3	2	2	–	–	–	–	–
Financial institutions	–	–	1	1	1	–	–	–	–	17
Retail, wholesale and business services	31	26	32	36	59	20	38	19	22	10
Manufacturing – consumer and capital goods	6	8	8	23	27	–	3	4	7	17
Real estate and construction	6	10	11	18	8	36	90	72	63	89
Agriculture	1	4	5	4	6	–	–	–	1	1
Resource-based industries	9	25	3	19	12	–	–	–	–	–
Telecommunications, media and technology	5	16	18	9	13	–	–	–	–	–
Transportation	1	6	5	7	5	2	55	3	9	13
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	2	1	1	–	–	–	–	–
Total allowance – business and government loans	61	97	88	120	134	58	186	98	102	147
Total allowance	$190	$274	$259	$332	$374	$59	$186	$98	$102	$147
Net impaired loans
Residential mortgages	$186	$208	$287	$240	$216	$–	$–	$–	$–	$–
Student	9	12	12	16	17	–	–	–	–	–
Personal	21	17	44	8	(3)	3	–	–	–	–
Total net impaired consumer loans	216	237	343	264	230	3	–	–	–	–
Non-residential mortgages	1	–	1	6	6	–	–	–	–	–
Financial institutions	–	1	–	–	–	–	–	–	–	118
Retail, wholesale and business services	23	12	15	21	38	14	20	32	29	35
Manufacturing – consumer and capital goods	–	3	8	23	22	–	–	1	9	14
Real estate and construction	3	13	13	36	8	123	93	139	120	155
Agriculture	3	3	10	2	3	–	–	–	(1)	(1)
Resource-based industries	4	30	1	7	14	–	–	–	–	–
Telecommunications, media and technology	1	46	21	1	31	–	–	–	–	–
Transportation	–	–	–	–	–	36	35	–	4	6
Utilities	–	–	–	–	–	–	–	–	–	–
Other	–	–	–	1	2	–	–	–	–	–
Total net impaired – business and government loans	35	108	69	97	124	173	148	172	161	327
Total net impaired loans	$251	$345	$412	$361	$354	$176	$148	$172	$161	$327

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

84	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans (continued)

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Other (1)					Total
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Gross impaired loans
Residential mortgages	$273	$246	$222	$193	$172	$483	$472	$524	$452	$402
Student	–	–	–	–	–	9	12	17	23	29
Personal	82	79	79	87	85	212	255	274	281	296
Total gross impaired consumer loans	355	325	301	280	257	704	739	815	756	727
Non-residential mortgages	85	101	71	67	57	86	101	75	75	65
Financial institutions	–	1	3	4	3	–	2	4	5	139
Retail, wholesale and business services	174	191	213	172	132	262	287	311	280	274
Manufacturing – consumer and capital goods	52	54	56	51	16	58	68	77	113	96
Real estate and construction	179	210	269	228	115	347	416	504	465	375
Agriculture	11	12	23	20	14	15	19	38	26	23
Resource-based industries	1	1	3	–	–	14	56	7	26	26
Telecommunications, media and technology	5	9	9	32	90	11	71	48	42	134
Transportation	7	8	28	25	24	46	104	36	45	48
Utilities	1	1	–	1	1	1	1	–	1	1
Other	1	1	–	–	–	3	3	2	2	3
Total gross impaired – business and government loans	516	589	675	600	452	843	1,128	1,102	1,080	1,184
Total gross impaired loans	871	914	976	880	709	1,547	1,867	1,917	1,836	1,911
Other past due loans (2)	7	7	11	5	6	385	419	564	381	478
Total gross impaired and other past due loans	$878	$921	$987	$885	$715	$1,932	$2,286	$2,481	$2,217	$2,389
Allowance for credit losses (3)
Residential mortgages	$65	$27	$18	$11	$21	$89	$45	$33	$30	$35
Student	–	–	–	–	–	–	–	5	7	12
Personal	29	25	25	31	32	135	184	176	217	246
Total allowance – consumer loans	94	52	43	42	53	224	229	214	254	293
Non-residential mortgages	32	24	26	14	9	32	24	29	16	11
Financial institutions	–	1	1	1	1	–	1	2	2	19
Retail, wholesale and business services	60	63	69	50	46	111	127	120	108	115
Manufacturing – consumer and capital goods	41	37	37	17	5	47	48	49	47	49
Real estate and construction	62	70	40	46	27	104	170	123	127	124
Agriculture	5	3	12	9	6	6	7	17	14	13
Resource-based industries	–	–	1	–	–	9	25	4	19	12
Telecommunications, media and technology	1	9	9	11	59	6	25	27	20	72
Transportation	2	1	7	7	7	5	62	15	23	25
Utilities	1	1	–	–	1	1	1	–	–	1
Other	–	–	–	–	–	2	2	2	1	1
Total allowance – business and government loans	204	209	202	155	161	323	492	388	377	442
Total allowance	$298	$261	$245	$197	$214	$547	$721	$602	$631	$735
Net impaired loans
Residential mortgages	$208	$219	$204	$182	$151	$394	$427	$491	$422	$367
Student	–	–	–	–	–	9	12	12	16	17
Personal	53	54	54	56	53	77	71	98	64	50
Total net impaired consumer loans	261	273	258	238	204	480	510	601	502	434
Non-residential mortgages	53	77	45	53	48	54	77	46	59	54
Financial institutions	–	–	2	3	2	–	1	2	3	120
Retail, wholesale and business services	114	128	144	122	86	151	160	191	172	159
Manufacturing – consumer and capital goods	11	17	19	34	11	11	20	28	66	47
Real estate and construction	117	140	229	182	88	243	246	381	338	251
Agriculture	6	9	11	11	8	9	12	21	12	10
Resource-based industries	1	1	2	–	–	5	31	3	7	14
Telecommunications, media and technology	4	–	–	21	31	5	46	21	22	62
Transportation	5	7	21	18	17	41	42	21	22	23
Utilities	–	–	–	1	–	–	–	–	1	–
Other	1	1	–	–	–	1	1	–	1	2
Total net impaired – business and government loans	312	380	473	445	291	520	636	714	703	742
Total net impaired loans	$573	$653	$731	$683	$495	$1,000	$1,146	$1,315	$1,205	$1,176

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

CIBC 2013 ANNUAL REPORT	85

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011
Deposits in domestic bank offices (1)
Payable on demand
Personal	$7,938	$7,481	$7,390	$18	$17	$7	0.23%	0.23%	0.09%
Business and government	26,834	26,413	26,393	95	102	113	0.35	0.39	0.43
Bank	1,328	1,188	1,406	3	3	4	0.23	0.25	0.28
Payable after notice
Personal	68,320	64,549	60,364	433	403	383	0.63	0.62	0.63
Business and government	18,383	15,478	11,757	199	166	123	1.08	1.07	1.05
Bank	13	11	9	–	–	–	–	–	–
Payable on a fixed date
Personal	39,379	40,288	41,322	705	816	905	1.79	2.03	2.19
Business and government	50,714	47,111	51,423	891	768	739	1.76	1.63	1.44
Bank	279	424	563	3	4	6	1.08	0.94	1.07
Secured borrowings	50,815	51,975	46,825	989	1,118	1,270	1.95	2.15	2.71
Total domestic	264,003	254,918	247,452	3,336	3,397	3,550	1.26	1.33	1.43
Deposits in foreign bank offices
Payable on demand
Personal	467	457	435	3	3	3	0.64	0.66	0.69
Business and government	2,709	2,533	2,356	6	2	3	0.22	0.08	0.13
Bank	43	49	36	–	2	4	–	4.08	11.11
Payable after notice
Personal	1,911	1,933	1,884	36	35	35	1.88	1.81	1.86
Business and government	562	579	506	1	1	1	0.18	0.17	0.20
Payable on a fixed date
Personal	2,111	2,260	2,019	6	5	16	0.28	0.22	0.79
Business and government	35,507	32,162	31,973	125	158	203	0.35	0.49	0.63
Bank	4,488	3,854	4,631	26	25	25	0.58	0.65	0.54
Secured borrowings	425	460	814	2	2	3	0.47	0.43	0.37
Total foreign	48,223	44,287	44,654	205	233	293	0.43	0.53	0.66
Total deposits	$312,226	$299,205	$292,106	$3,541	$3,630	$3,843	1.13%	1.21%	1.32%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $4.5 billion (2012: $3.9 billion; 2011: $3.8 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2013	2012	2011
Amounts outstanding at end of year
Obligations related to securities sold short	$13,327	$13,035	$10,316
Obligations related to securities lent or sold under repurchase agreements	6,986	8,224	11,414
Total short-term borrowings	$20,313	$21,259	$21,730
Obligations related to securities sold short
Average balance	$13,246	$10,865	$11,779
Maximum month-end balance	14,407	13,035	13,410
Average interest rate	2.52%	3.06%	3.29%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$10,242	$13,395	$23,844
Maximum month-end balance	12,030	21,972	32,391
Average interest rate	1.00%	1.16%	1.11%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2013	2012	2011
Audit fees (1)	$13.4	$15.3	$17.9
Audit related fees (2)	3.2	1.8	2.6
Tax fees (3)	0.5	0.8	0.8
Other	0.4	0.3	0.1
Total	$17.5	$18.2	$21.4

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.

86	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Consolidated financial statements

88	Financial reporting responsibility
89	Independent auditors’ report of registered public accounting firm to shareholders
91	Consolidated balance sheet
92	Consolidated statement of income
93	Consolidated statement of comprehensive income
94	Consolidated statement of changes in equity
95	Consolidated statement of cash flows
96	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

96	Note 1	–	Basis of preparation and summary of significant accounting policies
105	Note 2	–	Fair value of financial instruments
112	Note 3	–	Significant acquisitions and dispositions
113	Note 4	–	Securities
115	Note 5	–	Loans
118	Note 6	–	Structured entities and derecognition of financial assets
120	Note 7	–	Land, buildings and equipment
121	Note 8	–	Goodwill, software and other intangible assets
123	Note 9	–	Other assets
123	Note 10	–	Deposits
123	Note 11	–	Other liabilities
124	Note 12	–	Derivative instruments
128	Note 13	–	Designated accounting hedges
129	Note 14	–	Subordinated indebtedness
130	Note 15	–	Common and preferred share capital
134	Note 16	–	Capital Trust securities

135	Note 17	–	Interest rate sensitivity
136	Note 18	–	Share-based payments
138	Note 19	–	Post-employment benefits
142	Note 20	–	Income taxes
144	Note 21	–	Earnings per share
144	Note 22	–	Commitments, guarantees and pledged assets
146	Note 23	–	Contingent liabilities and provision
149	Note 24	–	Concentration of credit risk
150	Note 25	–	Related-party transactions
151	Note 26	–	Investments in equity-accounted joint ventures and associates
152	Note 27	–	Significant subsidiaries
153	Note 28	–	Segmented and geographic information
155	Note 29	–	Financial instruments – disclosures
156	Note 30	–	Interest income and expense
157	Note 31	–	Future accounting policy changes
158	Note 32	–	Subsequent event

CIBC 2013 ANNUAL REPORT	87

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls in accordance with the audit plan approved by the Audit Committee. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 4, 2013

88	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2013 and 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2013 and 2012, its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 4, 2013 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 4, 2013

CIBC 2013 ANNUAL REPORT	89

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013 of CIBC and our report dated December 4, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 4, 2013

90	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2013	2012
ASSETS
Cash and non-interest-bearing deposits with banks	$2,211	$2,613
Interest-bearing deposits with banks	4,168	2,114
Securities (Note 4)
Trading	44,068	40,330
Available-for-sale (AFS)	27,627	24,700
Designated at fair value (FVO)	287	304
	71,982	65,334
Cash collateral on securities borrowed	3,417	3,311
Securities purchased under resale agreements	25,311	25,163
Loans (Note 5)
Residential mortgages	150,938	150,056
Personal	34,441	35,323
Credit card	14,772	15,153
Business and government	48,201	43,624
Allowance for credit losses	(1,698)	(1,860)
	246,654	242,296
Other
Derivative instruments (Note 12)	19,947	27,039
Customers’ liability under acceptances	9,720	10,436
Land, buildings and equipment (Note 7)	1,719	1,683
Goodwill (Note 8)	1,733	1,701
Software and other intangible assets (Note 8)	756	656
Investments in equity-accounted associates and joint ventures (Note 26)	1,713	1,635
Other assets (Note 9)	9,058	9,404
	44,646	52,554
	$398,389	$393,385
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$125,034	$118,153
Business and government	133,100	125,055
Bank	5,592	4,723
Secured borrowings	49,802	52,413
	313,528	300,344
Obligations related to securities sold short	13,327	13,035
Cash collateral on securities lent	2,099	1,593
Capital Trust securities (Note 16)	1,638	1,678
Obligations related to securities sold under repurchase agreements	4,887	6,631
Other
Derivative instruments (Note 12)	19,724	27,091
Acceptances	9,721	10,481
Other liabilities (Note 11)	10,808	10,671
	40,253	48,243
Subordinated indebtedness (Note 14)	4,228	4,823
Equity
Preferred shares (Note 15)	1,706	1,706
Common shares (Note 15)	7,753	7,769
Contributed surplus	82	85
Retained earnings	8,402	7,042
Accumulated other comprehensive income (AOCI)	309	264
Total shareholders’ equity	18,252	16,866
Non-controlling interests	177	172
Total equity	18,429	17,038
	$398,389	$393,385

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey President and Chief Executive Officer	Ronald W. Tysoe Director

CIBC 2013 ANNUAL REPORT	91

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2013	2012 (1)	2011
Interest income
Loans	$9,795	$10,020	$10,184
Securities	1,631	1,522	1,421
Securities borrowed or purchased under resale agreements	347	323	365
Deposits with banks	38	42	63
	11,811	11,907	12,033
Interest expense
Deposits	3,541	3,630	3,843
Securities sold short	334	333	388
Securities lent or sold under repurchase agreements	102	156	264
Subordinated indebtedness	193	208	215
Capital Trust securities	136	144	142
Other	50	110	119
	4,356	4,581	4,971
Net interest income	7,455	7,326	7,062
Non-interest income
Underwriting and advisory fees	389	438	514
Deposit and payment fees	824	775	756
Credit fees	462	418	379
Card fees	599	619	609
Investment management and custodial fees	474	424	411
Mutual fund fees	1,014	880	849
Insurance fees, net of claims	358	335	320
Commissions on securities transactions	412	402	496
Trading income	28	53	44
AFS securities gains, net (Note 4)	212	264	397
FVO gains (losses), net	5	(32)	(7)
Foreign exchange other than trading	44	91	204
Income from equity-accounted associates and joint ventures (Note 26)	139	160	111
Other	368	396	290
	5,328	5,223	5,373
Total revenue	12,783	12,549	12,435
Provision for credit losses (Note 5)	1,121	1,291	1,144
Non-interest expenses
Employee compensation and benefits	4,253	4,044	4,052
Occupancy costs	700	697	667
Computer, software and office equipment	1,052	1,022	989
Communications	307	304	296
Advertising and business development	236	233	213
Professional fees	179	174	178
Business and capital taxes	62	50	38
Other	825	691	1,053
	7,614	7,215	7,486
Income before income taxes	4,048	4,043	3,805
Income taxes (Note 20)	648	704	927
Net income	$3,400	$3,339	$2,878
Net income (loss) attributable to non-controlling interests	$(3)	$8	$11
Preferred shareholders	$99	$158	$177
Common shareholders	3,304	3,173	2,690
Net income attributable to equity shareholders	$3,403	$3,331	$2,867
Earnings per share (in dollars) (Note 21)
Basic	$8.24	$7.86	$6.79
Diluted	8.23	7.85	6.71
Dividends per common share (in dollars) (Note 15)	3.80	3.64	3.51

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

92	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2013	2012	2011
Net income	$3,400	$3,339	$2,878
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$369	$65	$(101)
Net (gains) losses on investments in foreign operations reclassified to net income	–	1	–
Net gains (losses) on hedges of investments in foreign operations	(237)	(65)	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	(1)	–
	132	–	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	57	208	182
Net (gains) losses on AFS securities reclassified to net income	(155)	(196)	(241)
	(98)	12	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	62	20	(40)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(51)	(13)	16
	11	7	(24)
Total OCI (1)	45	19	(171)
Comprehensive income	$3,445	$3,358	$2,707
Comprehensive income (loss) attributable to non-controlling interests	$(3)	$8	$11
Preferred shareholders	$99	$158	$177
Common shareholders	3,349	3,192	2,519
Comprehensive income attributable to equity shareholders	$3,448	$3,350	$2,696

(1)	Includes $9 million of losses for 2013 (2012: $8 million of gains; 2011: $13 million of losses) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2013	2012	2011
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(26)	$(10)	$(1)
Net gains (losses) on hedges of investments in foreign operations	44	11	(2)
	18	1	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(51)	(49)	(82)
Net (gains) losses on AFS securities reclassified to net income	57	65	112
	6	16	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(22)	(4)	14
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	18	4	(4)
	(4)	–	10
	$20	$17	$37

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2013	2012	2011
Preferred shares (Note 15)
Balance at beginning of year	$1,706	$2,756	$3,156
Redemption of preferred shares	–	(1,050)	(400)
Balance at end of year	$1,706	$1,706	$2,756
Common shares (Note 15)
Balance at beginning of year	$7,769	$7,376	$6,804
Issue of common shares	114	430	575
Purchase of common shares for cancellation	(130)	(39)	–
Treasury shares	–	2	(3)
Balance at end of year	$7,753	$7,769	$7,376
Contributed surplus
Balance at beginning of year	$85	$93	$98
Stock option expense	5	7	6
Stock options exercised	(9)	(15)	(12)
Other	1	–	1
Balance at end of year	$82	$85	$93
Retained earnings
Balance at beginning of year	$7,042	$5,457	$4,157
Net income attributable to equity shareholders	3,403	3,331	2,867
Dividends (Note 15)
Preferred	(99)	(128)	(165)
Common	(1,523)	(1,470)	(1,391)
Premium on redemption of preferred shares	–	(30)	(12)
Premium on purchase of common shares for cancellation	(422)	(118)	–
Other	1	–	1
Balance at end of year	$8,402	$7,042	$5,457
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$(88)	$(88)	$–
Net change in foreign currency translation adjustments	132	–	(88)
Balance at end of year	$44	$(88)	$(88)
Net gains (losses) on AFS securities
Balance at beginning of year	$350	$338	$397
Net change in AFS securities	(98)	12	(59)
Balance at end of year (1)	$252	$350	$338
Net gains (losses) on cash flow hedges
Balance at beginning of year	$2	$(5)	$19
Net change in cash flow hedges	11	7	(24)
Balance at end of year	$13	$2	$(5)
Total AOCI, net of tax (2)	$309	$264	$245
Non-controlling interests
Balance at beginning of year	$172	$164	$168
Net income (loss) attributable to non-controlling interests	(3)	8	11
Dividends	(4)	(5)	(8)
Other	12	5	(7)
Balance at end of year	$177	$172	$164
Equity at end of year	$18,429	$17,038	$16,091

(1)	Includes $64 million (2012: $44 million; 2011: $38 million) of cumulative loss related to AFS securities measured at fair value.
(2)	A gain of $10 million (2012: $2 million gain; 2011: $1 million loss) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to six years (2012: seven years; 2011: nine years) thereafter.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2013	2012	2011
Cash flows provided by (used in) operating activities
Net income	$3,400	$3,339	$2,878
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	1,121	1,291	1,144
Amortization and impairment (1)	354	357	556
Stock option expense	5	7	6
Deferred income taxes	71	167	518
AFS securities (gains) losses, net	(212)	(264)	(397)
Net losses (gains) on disposal of land, buildings and equipment	(2)	(17)	(5)
Other non-cash items, net	(336)	91	381
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,054)	1,547	5,344
Loans, net of repayments	(5,889)	(5,023)	(10,279)
Deposits, net of withdrawals	13,459	11,339	11,644
Obligations related to securities sold short	292	2,719	643
Accrued interest receivable	44	(22)	115
Accrued interest payable	(147)	(95)	(167)
Derivative assets	6,917	146	(3,047)
Derivative liabilities	(7,241)	(54)	2,616
Trading securities	(3,738)	(7,617)	(3,639)
FVO securities	17	160	411
Other FVO assets and liabilities	349	(639)	(1,164)
Current income taxes	(532)	(749)	191
Cash collateral on securities lent	506	(1,257)	(1,456)
Obligations related to securities sold under repurchase agreements	(1,744)	(1,933)	(12,087)
Cash collateral on securities borrowed	(106)	(1,473)	563
Securities purchased under resale agreements	(186)	516	9,081
Other, net	838	(916)	1,253
	5,186	1,620	5,103
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	1,500
Redemption/repurchase of subordinated indebtedness	(561)	(272)	(1,099)
Redemption of preferred shares	–	(1,080)	(1,016)
Issue of common shares for cash	105	415	563
Purchase of common shares for cancellation	(552)	(157)	–
Net proceeds from treasury shares	–	2	(3)
Dividends paid	(1,622)	(1,598)	(1,556)
	(2,630)	(2,690)	(1,611)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(27,451)	(38,537)	(33,645)
Proceeds from sale of AFS securities	14,094	23,815	13,514
Proceeds from maturity of AFS securities	10,550	17,421	17,400
Net cash used in acquisitions	–	(235)	(855)
Net cash provided by dispositions	49	42	10
Net purchase of land, buildings and equipment	(248)	(309)	(234)
	(3,006)	2,197	(3,810)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	48	5	(18)
Net increase (decrease) in cash and non-interest bearing deposits with banks during year	(402)	1,132	(336)
Cash and non-interest-bearing deposits with banks at beginning of year	2,613	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of year (2)	$2,211	$2,613	$1,481
Cash interest paid	$4,503	$4,676	$5,138
Cash income taxes paid	1,109	1,286	218
Cash interest and dividends received	11,855	12,053	12,148

(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes impairment loss relating to goodwill.
(2)	Includes restricted balance of $264 million (2012: $270 million, 2011: $257 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC provides a full range of financial services and products to more than 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to page 153 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada) which requires that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2013.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate special purpose entities (SPEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which CIBC has control, where control is defined as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Control is presumed to exist where we hold, either directly or indirectly, 50% or more of the voting rights of an entity. Generally, CIBC has a shareholding of more than 50% of the voting rights in its subsidiaries. The effects of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date that control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Special purpose entities

SPEs are created to accomplish a narrow and well-defined objective. We consolidate a SPE if an assessment of the relevant factors indicates that we control the SPE. The assessment of whether we have control over a SPE is first performed at inception and is based on an evaluation of the substance of our relationship with the SPE and the risks and rewards.

The following factors may indicate a relationship in which we in substance control and consequently consolidate a SPE:

•	the activities of the SPE are being conducted according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the SPE’s activities.

Consolidation conclusions are reassessed whenever there is a change in the substance of the relationship with a SPE. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the SPE, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the SPE that were not contemplated originally and changes in the financing structure of the SPE. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests (NCI) are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a

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limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board or Directors, or by other means. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI. A deferred income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign operation when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. A disposal occurs when we have lost control, significant influence or joint control of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income. A partial disposal occurs when there has been any reduction in our ownership interest of a foreign operation other than that described above.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management’s intention with respect to a particular non-derivative financial asset. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short, trading liabilities and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. Refer to the “Impairment of financial assets” policy for our accounting for impaired loans. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), respectively, except to the extent they are economically hedging a FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Refer to the “Impairment of financial assets” policy for our accounting for the impairment of AFS financial assets.

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions

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imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also include financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income. Certain securities purchased under resale agreements are designated as FVO and are measured at fair value with changes therein recognized in FVO gains (losses), net.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired

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classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates. While our derivative trading activities are primarily driven by client trading activities, we may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

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Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, and exchange-traded derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows and for hedging certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

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Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated entities are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: i) transferred substantially all the risks and rewards of ownership, or ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We apply the FVO to the commitments and measure them based on an estimate of the commitments expected to be exercised. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the commitments and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

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Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 4 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

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A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of the expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs.

Defined benefit obligations are measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The funded status, which represents the present value of the defined benefit obligation less the fair value of plan assets, is adjusted for unrecognized actuarial gains and losses and unvested past service costs, to arrive at the net defined benefit asset or liability which is included in Other assets or Other liabilities, respectively.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on the fair value of plan assets at the beginning of the reporting period.

Past service costs from plan amendments are recognized in the year that they arise to the extent that the associated benefits are fully vested. Unvested past service costs are amortized on a straight-line basis over the vesting period of the associated benefits.

Net actuarial gains and losses that arise are recognized based on the “corridor” approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are recognized in the consolidated statement of income over the expected average remaining service life of employees participating in the plan.

The expected average remaining service life of employees participating in our defined benefit pension plans is 8 years (2012: 8 years; 2011: 9 years). The expected average remaining service life of employees participating in our other post-employment benefit plans is 8 years (2012: 8 years; 2011: 8 years).

The net defined benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). In order to calculate the present value of economic benefits, consideration is given to minimum funding requirements that apply to the plan. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. A change in the asset ceiling limit is not recognized in the consolidated statement of income to the extent that the gain or loss arises solely as a result of actuarial gains or losses.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the

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consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management and custodial fees are primarily investment, estate and trust management fees that are based on the respective value of the assets under management or custody and are recognized over the period that the related services are provided. As a result, any prepaid fees are deferred and amortized over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted earnings per share (EPS) for our ordinary common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is determined as net income attributable to CIBC common shareholders plus dividends and premiums on non-dilutive preferred shares classified as equity, divided by the weighted average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of: (i) exercising the stock options based on the treasury stock method, and (ii) converting convertible preferred shares to common shares based on their redemption value. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

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Note 2	Fair value of financial instruments

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date (i.e. the exit price) in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.

Where active markets exist, unadjusted quoted market prices are used to calculate fair value and we classify the fair value as Level 1. Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate. When financial assets and liabilities have offsetting market risks, we use mid-market prices as a basis for establishing fair values for the offsetting risk positions and apply the bid or ask price to the net open position, as appropriate.

Quoted market prices are not available for a significant portion of our financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.

Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. When all significant inputs used in a valuation model are observable, the fair value is classified as Level 2. When one or more significant inputs used in a valuation model are non-observable, the fair value is classified as Level 3. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

Methods and assumptions

Financial instruments with fair value equal to carrying value

Where we consider any difference between fair and carrying values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their carrying values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements of a short-term nature; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; and certain other financial liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that are derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

CIBC 2013 ANNUAL REPORT	105

Consolidated financial statements

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLO) and collateralized debt obligations (CDO) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, and accounts receivable.

The fair value of other assets is primarily assumed to be at cost or amortized cost as we consider any difference to be insignificant.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Capital Trust securities

The fair value of Capital Trust securities is determined based on quoted market prices.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect observed market practice of pricing collateralized derivatives using the overnight index swap (OIS) curve, we amended our valuation approach in 2012 to use OIS curves as the discount rate in place of the London Interbank Offered Rate (LIBOR). Market practices continue to evolve concerning the use of and construction of OIS curves that best reflect the nature of the underlying collateral and as a result additional valuation adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

We also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial

106	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of individual and collective allowances and, hence, no further adjustments are made.

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2013	Financial assets
	Cash and deposits with banks	$6,268	$111	$–	$6,379	$6,379	$–
	Securities	–	44,355	27,627	71,982	71,982	–
	Cash collateral on securities borrowed	3,417	–	–	3,417	3,417	–
	Securities purchased under resale agreements	25,311	–	–	25,311	25,311	–
	Loans
	Residential mortgages	150,778	–	–	150,778	150,924	146
	Personal	33,990	–	–	33,990	33,991	1
	Credit card	14,255	–	–	14,255	14,255	–
	Business and government	45,420	2,211	–	47,631	47,630	(1)
	Derivative instruments	–	19,947	–	19,947	19,947	–
	Customers’ liability under acceptances	9,720	–	–	9,720	9,720	–
	Other assets	4,747	–	–	4,747	4,747	–
	Financial liabilities
	Deposits
	Personal	125,034	–	–	125,034	124,995	(39)
	Business and government	131,336	1,764	–	133,100	133,496	396
	Bank	5,592	–	–	5,592	5,592	–
	Secured borrowings	49,450	352	–	49,802	49,958	156
	Derivative instruments	–	19,724	–	19,724	19,724	–
	Acceptances	9,721	–	–	9,721	9,721	–
	Obligations related to securities sold short	–	13,327	–	13,327	13,327	–
	Cash collateral on securities lent	2,099	–	–	2,099	2,099	–
	Capital Trust securities	1,594	44	–	1,638	2,138	500
	Obligations related to securities sold under repurchase agreements	4,887	–	–	4,887	4,887	–
	Other liabilities	7,128	2	–	7,130	7,130	–
	Subordinated indebtedness	4,228	–	–	4,228	4,550	322
2012	Financial assets
	Cash and deposits with banks	$4,727	$–	$–	$4,727	$4,727	$–
	Securities	–	40,634	24,700	65,334	65,334	–
	Cash collateral on securities borrowed	3,311	–	–	3,311	3,311	–
	Securities purchased under resale agreements	25,125	38	–	25,163	25,163	–
	Loans
	Residential mortgages	149,985	–	–	149,985	150,539	554
	Personal	34,856	–	–	34,856	34,866	10
	Credit card	14,570	–	–	14,570	14,570	–
	Business and government	41,980	905	–	42,885	42,915	30
	Derivative instruments	–	27,039	–	27,039	27,039	–
	Customers’ liability under acceptances	10,436	–	–	10,436	10,436	–
	Other assets	5,858	–	–	5,858	5,857	(1)
	Financial liabilities
	Deposits
	Personal	118,153	–	–	118,153	118,255	102
	Business and government	123,567	1,488	–	125,055	125,584	529
	Bank	4,723	–	–	4,723	4,723	–
	Secured borrowings	52,048	365	–	52,413	52,699	286
	Derivative instruments	–	27,091	–	27,091	27,091	–
	Acceptances	10,481	–	–	10,481	10,481	–
	Obligations related to securities sold short	–	13,035	–	13,035	13,035	–
	Cash collateral on securities lent	1,593	–	–	1,593	1,593	–
	Capital Trust securities	1,641	37	–	1,678	2,158	480
	Obligations related to securities sold under repurchase agreements	6,631	–	–	6,631	6,631	–
	Other liabilities	7,398	6	–	7,404	7,404	–
	Subordinated indebtedness	4,823	–	–	4,823	5,242	419

CIBC 2013 ANNUAL REPORT	107

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2013			2012
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$66	$34	$32	$95	$112	$(17)
	– Swap contracts	12,356	12,110	246	17,971	18,241	(270)
	– Purchased options	166	–	166	363	–	363
	– Written options	-	175	(175)	–	424	(424)
		12,588	12,319	269	18,429	18,777	(348)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
		–	–	–	–	–	–
Total interest rate derivatives		12,588	12,319	269	18,429	18,777	(348)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	1,116	1,052	64	1,180	941	239
	– Swap contracts	2,764	2,580	184	3,538	3,170	368
	– Purchased options	115	–	115	118	–	118
	– Written options	–	104	(104)	–	147	(147)
		3,995	3,736	259	4,836	4,258	578
Total foreign exchange derivatives		3,995	3,736	259	4,836	4,258	578
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	46	(46)	–	65	(65)
	– Credit default swap contracts – protection purchased	261	8	253	591	5	586
	– Credit default contracts – protection sold	–	359	(359)	–	1,245	(1,245)
Total credit derivatives		261	413	(152)	591	1,315	(724)
Equity derivatives
Over-the-counter		283	1,660	(1,377)	193	936	(743)
Exchange-traded		129	120	9	34	18	16
Total equity derivatives		412	1,780	(1,368)	227	954	(727)
Precious metal derivatives
Over-the-counter		28	22	6	15	13	2
Exchange-traded		–	8	(8)	7	18	(11)
Total precious metal derivatives		28	30	(2)	22	31	(9)
Other commodity derivatives
Over-the-counter		460	338	122	335	506	(171)
Exchange-traded		117	126	(9)	193	102	91
Total other commodity derivatives		577	464	113	528	608	(80)
Total held for trading		17,861	18,742	(881)	24,633	25,943	(1,310)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	1,175	549	626	1,828	848	980
	– Purchased options	1	–	1	1	–	1
	– Written options	–	–	–	–	–	–
		1,176	549	627	1,829	848	981
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		1,176	549	627	1,829	848	981
Foreign exchange derivatives
Over-the-counter	– Forward contracts	61	14	47	103	9	94
	– Swap contracts	756	416	340	447	288	159
	– Written options	–	–	–	–	1	(1)
		817	430	387	550	298	252
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		817	430	387	550	298	252
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	33	–	33	–	–	–
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		33	–	33	–	–	–
Equity derivatives
Over-the-counter		60	3	57	27	2	25
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		60	3	57	27	2	25
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		2,086	982	1,104	2,406	1,148	1,258
Total fair value		19,947	19,724	223	27,039	27,091	(52)
Less: effect of master netting agreements		(14,551)	(14,551)	–	(20,070)	(20,070)	–
		$5,396	$5,173	$223	$6,969	$7,021	$(52)
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$15,190	$15,345	$(155)	$18,176	$18,317	$(141)
	– Foreign exchange derivatives	5,061	4,589	472	5,309	5,050	259
	– Credit derivatives	425	626	(201)	819	1,577	(758)
	– Equity derivatives	369	1,128	(759)	349	993	(644)
	– Precious metal derivatives	40	33	7	69	65	4
	– Other commodity derivatives	556	476	80	719	636	83
		$21,641	$22,197	$(556)	$25,441	$26,638	$ (1,197)

(1)	Average fair value represents monthly averages.

108	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2013	Total 2012
$ millions, as at October 31	2013	2012	2013	2012	2013	2012
Financial assets
Deposits with banks	$–	$–	$111	$–	$–	$–	$111	$–
Trading securities
Government issued or guaranteed	$2,053	$2,052	$7,378	$8,468	$–	$–	$9,431	$10,520
Corporate equity	27,169	23,693	3,707	3,600	–	–	30,876	27,293
Corporate debt	–	–	2,360	1,351	–	–	2,360	1,351
Mortgage- and asset-backed	–	–	564	538	837	628	1,401	1,166
	$29,222	$25,745	$14,009	$13,957	$837	$628	$44,068	$40,330
Trading loans
Business and government (1)	$–	$–	$2,211	$893	$–	$12	$2,211	$905
AFS securities
Government issued or guaranteed	$1,162	$1,889	$14,625	$15,389	$–	$–	$15,787	$17,278
Corporate equity	29	14	9	1	618	639	656	654
Corporate debt	–	–	7,967	4,977	9	21	7,976	4,998
Mortgage- and asset-backed	–	–	2,922	1,060	286	710	3,208	1,770
	$1,191	$1,903	$25,523	$21,427	$913	$1,370	$27,627	$24,700
FVO securities
Government issued or guaranteed	$–	$–	$44	$47	$–	$–	$44	$47
Corporate debt	–	–	96	87	–	–	96	87
Asset-backed	–	–	–	–	147	170	147	170
	$–	$–	$140	$134	$147	$170	$287	$304
FVO securities purchased under resale agreements	$–	$–	$–	$38	$–	$–	$–	$38
Derivative instruments
Interest rate	$–	$12	$13,718	$20,166	$46	$80	$13,764	$20,258
Foreign exchange	–	–	4,812	5,386	–	–	4,812	5,386
Credit	–	–	–	–	294	591	294	591
Equity	129	33	342	209	1	12	472	254
Precious metal	–	7	28	15	–	–	28	22
Other commodity	117	193	460	335	–	–	577	528
	$246	$245	$19,360	$26,111	$341	$683	$19,947	$27,039
Total financial assets	$30,659	$27,893	$61,354	$62,560	$2,238	$2,863	$94,251	$93,316
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(1,773)	$(1,483)	$(737)	$(597)	$(2,510)	$(2,080)
Obligations related to securities sold short	(9,099)	(6,805)	(4,228)	(6,230)	–	–	(13,327)	(13,035)
	$(9,099)	$(6,805)	$(6,001)	$(7,713)	$(737)	$(597)	$(15,837)	$(15,115)
Derivative instruments
Interest rate	$–	$–	$(12,820)	$(19,540)	$(48)	$(85)	$(12,868)	$(19,625)
Foreign exchange	–	–	(4,166)	(4,556)	–	–	(4,166)	(4,556)
Credit	–	–	–	–	(413)	(1,315)	(413)	(1,315)
Equity	(120)	(18)	(1,650)	(936)	(13)	(2)	(1,783)	(956)
Precious metal	(8)	(18)	(22)	(13)	–	–	(30)	(31)
Other commodity	(126)	(101)	(338)	(507)	–	–	(464)	(608)
	$(254)	$(137)	$(18,996)	$(25,552)	$(474)	$(1,402)	$(19,724)	$(27,091)
Total financial liabilities	$(9,353)	$(6,942)	$(24,997)	$(33,265)	$(1,211)	$(1,999)	$(35,561)	$(42,206)

(1)	Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Comprises FVO deposits of $1,764 million (2012: $1,488 million), FVO secured borrowings of $352 million (2012: $365 million), bifurcated embedded derivatives of $348 million (2012: $184 million), FVO other liabilities of $2 million (2012: $3 million), and other financial liabilities measured at fair value of $44 million (2012: $40 million).

Transfer into and out of Level 3 can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $22 million of corporate equities and $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2, and $8 million of certain bifurcated embedded derivatives, $2 million of derivative assets, and $1 million of derivative liabilities from Level 2 to Level 3.

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $196 million (2012: $199 million; 2011: $310 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC 2013 ANNUAL REPORT	109

Consolidated financial statements

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2013
Trading securities
Mortgage- and asset-backed	$628	$138	$171	$–	$–	$–	$162	$–	$–	$(262)	$837
Trading loans
Business and government	12	8	–	–	–	–	–	–	(20)	–	–
AFS securities
Corporate equity	639	81	(39)	28	–	(22)	93	–	(162)	–	618
Corporate debt	21	15	1	(5)	–	–	–	–	(23)	–	9
Mortgage- and asset-backed	710	7	–	(7)	–	–	2	–	–	(426)	286
FVO securities
Asset-backed	170	15	23	–	–	–	–	–	–	(61)	147
Derivative assets
Interest rate	80	10	(11)	–	–	–	–	–	(18)	(15)	46
Credit	591	(29)	(90)	–	–	–	–	–	–	(178)	294
Equity	12	–	(1)	–	2	–	–	–	–	(12)	1
Total assets	$2,863	$245	$54	$16	$2	$(22)	$257	$–	$(223)	$(954)	$2,238
Deposits and other liabilities (3)	$(597)	$(39)	$(199)	$–	$(8)	$12	$–	$(40)	$2	$132	$(737)
Derivative instruments
Interest rate	(85)	(12)	14	–	–	–	–	–	18	17	(48)
Credit	(1,315)	43	92	–	–	–	–	–	–	767	(413)
Equity	(2)	–	(2)	–	(1)	–	–	(8)	–	–	(13)
Total liabilities	$(1,999)	$(8)	$(95)	$–	$(9)	$12	$–	$(48)	$20	$916	$(1,211)
2012
Trading securities
Mortgage- and asset-backed	$559	$44	$90	$–	$–	$–	$18	$–	$–	$(83)	$628
Trading loans
Business and government	11	–	1	–	–	–	–	–	–	–	12
AFS securities
Corporate equity	718	48	(23)	7	–	–	43	–	(154)	–	639
Corporate debt	9	44	(2)	(6)	–	–	–	–	(20)	(4)	21
Mortgage- and asset-backed	1,325	2	–	(8)	–	–	284	–	(175)	(718)	710
FVO securities
Asset-backed	198	32	30	–	–	–	–	–	(18)	(72)	170
Derivative assets
Interest rate	80	8	3	–	–	–	–	–	–	(11)	80
Credit	1,019	(16)	(303)	–	–	–	–	–	–	(109)	591
Equity	10	(2)	2	–	–	–	–	–	–	2	12
Total assets	$3,929	$160	$(202)	$(7)	$–	$–	$345	$–	$(367)	$(995)	$2,863
Deposits and other liabilities (3)	$(955)	$(2)	$(35)	$–	$–	$372	$(3)	$(37)	$7	$56	$(597)
Derivative instruments
Interest rate	(84)	(12)	(3)	–	–	–	–	–	–	14	(85)
Credit	(1,787)	43	250	–	–	–	–	–	–	179	(1,315)
Equity	(48)	–	–	–	–	–	–	–	–	46	(2)
Other commodity	(18)	–	–	–	–	–	–	–	–	18	–
Total liabilities	$(2,892)	$29	$212	$–	$–	$372	$(3)	$(37)	$7	$313	$(1,999)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits $557 million (2012: $472 million) and bifurcated embedded derivatives $180 million (2012: $122 million).

110	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business. The effect of changing one or more of the Level 3 inputs used to fair value our significant Level 3 financial assets and liabilities to reasonably alternative assumptions would change the fair value significantly as described below.

Within our structured credit run-off business our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations, corporate debt and other. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, trading loans and derivatives. These fair values are generally derived from and are sensitive to indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates, discount rates and credit spreads as key inputs. The fair value of the credit derivatives is also sensitive to credit valuation adjustments for counterparty risk. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this analysis. The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates, discount rates and credit spreads to reasonably possible alternatives would increase fair values by up to $66 million or decrease fair values by up to $69 million.

As at October 31, 2013, the fair value of our investment in private corporate equity primarily consists of $409 million of investments in investment funds as a limited partner (LP) and $209 million of investments in private companies. The fair value of our LPs is determined based on the net asset value (NAV) provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the NAV and by adjusting the NAV within a reasonable possible range, the aggregate fair value of our LPs would increase by $33 million or decrease by $33 million. The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company specific factors. The fair value of private companies is sensitive to changes in the multiple we apply and by adjusting the multiple within a reasonable possible range, the aggregate fair value for our investment in private companies would increase by $53 million or decrease by $28 million.

As at October 31, 2013, the fair value of our ABS of $283 million is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. By adjusting these non-observable inputs, the fair value would increase by $15 million or decrease by $15 million.

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO securities purchased under resale agreements include certain collateralized loans (classified as securities purchased under resale agreements on the consolidated balance sheet) that are economically hedged by derivatives. There is no credit risk associated with these FVO assets. As at October 31, 2013, the carrying amount and the maximum exposure to credit risk of our FVO securities purchased under resale agreements were nil (2012: $38 million).

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail customers to provide mortgages at fixed rates are economically hedged with derivatives and other financial instruments.

The fair value of a FVO financial liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe the fair value is influenced by changes in our credit risk from the note holders’ perspective, the amount of change in the fair value that is attributable to changes in our own credit spread is calculated based on broker quotes we obtain for our own credit spread at the inception of the FVO liabilities and as at the end of each reporting period. Changes in our own credit risk had an insignificant impact on the determination of the fair value of the FVO deposits and other liabilities.

The carrying amount of FVO deposits would have been $1 million lower (2012: $5 million lower) had the deposits been carried on a contractual settlement amount.

CIBC 2013 ANNUAL REPORT	111

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2013

Aeroplan Agreements

On September 16, 2013, CIBC announced that it reached tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD).

Under the terms of the 10-year agreement with Aimia, CIBC will continue to be an issuer of Aeroplan related travel credit cards.

CIBC will sell to TD approximately 50% of its existing Aerogold VISA portfolio, consisting primarily of credit card only customers, while CIBC will retain the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio being divested by CIBC is expected to consist of approximately $3.4 billion of credit card receivables. Upon closing, CIBC will receive a cash payment from TD that will be equal to the credit card receivables outstanding being acquired by TD.

CIBC will also receive upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC will continue to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for migration of Aeroplan credit card accounts.

•	CIBC expects to receive annual commercial subsidy payments from TD of approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

•	CIBC will work with TD under an interim servicing agreement to effect a smooth transition of the cardholders moving to TD.

The closing, which is expected to occur in late December 2013, is subject to customary closing conditions, including receipt of necessary rating agency approvals in respect of CARDS II Trust. In conjunction with the Aimia agreement, CIBC has also agreed that, upon closing of the transactions contemplated by the purchase agreement, CIBC will fully release Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$23 billion in assets under management (AUM), provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in the first quarter of fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management strategic business unit (SBU).

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had AUM of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the current year. CIBC’s other businesses in Asia were unaffected by this transaction.

2012

Investment in TMX Group Limited

CIBC completed funding of its $194 million equity commitment in Maple Group Acquisition Corporation (Maple). The equity commitment from CIBC and other investors, coupled with CIBC’s participation in a $1.9 billion syndicated credit facility, provided the necessary financing to support Maple’s acquisition of 80% of the outstanding shares of TMX Group Inc. (TMX Group). On September 14, 2012, Maple completed the acquisition of the remaining 20% of outstanding TMX Group shares in a one-for-one exchange for Maple shares.

Maple also acquired 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited during the fourth quarter. CIBC recognized a combined gain, net of associated expenses, of $24 million ($19 million after-tax) on the sale of its interests in these entities.

Maple was subsequently renamed “TMX Group Limited”.

As a result of the above, CIBC owns 6.7% of TMX Group Limited and has a nominee on its board of directors. CIBC follows the equity method to account for this investment, and our share in the results of TMX Group Limited is included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisitions

Acquisition of Griffis & Small, LLC

On August 31, 2012, CIBC completed the acquisition of the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of MFS McLean Budden

On September 7, 2012, CIBC completed the acquisition of the private wealth management business of MFS McLean Budden, which had approximately $1.4 billion in AUM for high-net-worth individuals and families, endowments and foundations. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wealth Management SBU for the period subsequent to the acquisition.

The acquisition of the business of Griffis & Small, LLC and the private wealth management business of MFS McLean Budden resulted in the recognition of aggregate goodwill and finite-lived intangible assets of $32 million.

112	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2013 Total		2012 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$209	0.9%	$5,111	2.4%	$1,483	2.7%	$–	–%	$–	–%	$6,803	2.4%	$6,765	2.3%
Other Canadian governments	242	1.4	951	1.6	2,673	3.1	92	3.1	–	–	3,958	2.6	4,223	2.7
U.S. Treasury and agencies	731	0.2	1,170	0.9	877	1.1	56	0.8	–	–	2,834	0.8	4,399	0.6
Other foreign governments	993	2.0	633	3.4	336	5.9	230	5.4	–	–	2,192	3.3	1,891	3.9
Mortgage-backed securities (2)	85	1.0	2,331	1.7	2	1.7	486	0.7	–	–	2,904	1.5	1,023	2.0
Asset-backed securities	–	–	286	2.8	18	0.8	–	–	–		304	2.7	747	3.1
Corporate public debt	2,691	1.1	5,132	1.7	106	5.1	38	7.8	–	–	7,967	1.5	4,989	1.8
Corporate private debt	–	–	8	10.0	1	10.0	–	–	–	–	9	10.0	9	9.0
Total debt securities	4,951		15,622		5,496		902		–		26,971		24,046
Corporate public equity	–	–	–	–	–	–	–	–	30	–	30	n/m	16	n/m
Corporate private equity	–	–	–	–	–	–	–	–	626	–	626	n/m	638	n/m
Total equity securities	–		–		–		–		656		656		654
Total AFS securities	$4,951		$15,622		$5,496		$902		$656		$27,627		$24,700
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,081		$1,510		$637		$208		$–		$3,436		$4,017
Other Canadian governments	958		1,639		1,197		1,697		–		5,491		5,543
U.S. Treasury and agencies	26		203		15		100		–		344		784
Other foreign governments	13		108		13		26		–		160		176
Mortgage-backed securities (3)	19		298		8		23		–		348		275
Asset-backed securities	17		208		45		783		–		1,053		891
Corporate public debt	932		941		242		245		–		2,360		1,351
Corporate public equity	–		–		–		–		30,876		30,876		27,293
Total trading securities	$3,046		$4,907		$2,157		$3,082		$30,876		$44,068		$40,330
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$44		$–		$44		$47
Asset-backed securities	–		–		–		147		–		147		170
Corporate public debt	–		96		–		–		–		96		87
Total FVO securities	$–		$96		$–		$191		$–		$287		$304
Total securities (4)	$7,997		$20,625		$7,653		$4,175		$31,532		$71,982		$65,334

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $2,356 million (2012: $482 million) and fair value of $2,365 million (2012: $492 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $4 million (2012: $8 million) and fair value of $4 million (2012: $8 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $531 million (2012: $511 million) and fair value of $532 million (2012: $518 million).
(3)	Includes securities backed by mortgages insured by the CMHC of $315 million (2012: $273 million).
(4)	Includes securities denominated in U.S. dollars with carrying value of $15.4 billion (2012: $14.3 billion) and securities denominated in other foreign currencies with carrying value of $613 million (2012: $570 million).
n/m	Not meaningful.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the years ended October 31, 2013, 2012 and 2011, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at October 31	2013		2012
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$2,746	$2,781	$3,864	$3,940
Trading assets previously reclassified to AFS	7	7	14	14
Total financial assets reclassified	$2,753	$2,788	$3,878	$3,954

$ millions, for the year ended October 31	2013	2012	2011
Net income (before taxes) recognized on assets reclassified:
Interest income	$71	$97	$104
Impairment write-downs	(14)	(34)	(25)
	$57	$63	$79
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made:
On trading assets previously reclassified to loans and receivables	$22	$62	$(16)
On trading assets previously reclassified to AFS	–	(1)	4
	$22	$61	$(12)

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

CIBC 2013 ANNUAL REPORT	113

Consolidated financial statements

Fair value of AFS securities

$ millions, as at October 31				2013				2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,770	$34	$(1)	$6,803	$6,683	$84	$(2)	$6,765
Other Canadian governments	3,925	34	(1)	3,958	4,197	28	(2)	4,223
U.S. Treasury and agencies	2,856	5	(27)	2,834	4,393	14	(8)	4,399
Other foreign governments	2,193	17	(18)	2,192	1,885	24	(18)	1,891
Mortgage-backed securities	2,894	12	(2)	2,904	1,004	19	–	1,023
Asset-backed securities	299	5	–	304	736	11	–	747
Corporate public debt	7,927	57	(17)	7,967	4,938	69	(18)	4,989
Corporate private debt	5	4	–	9	5	4	–	9
Corporate public equity	12	18	–	30	5	11	–	16
Corporate private equity	363	263	–	626	378	260	–	638
	$27,244	$449	$ (66)	$27,627	$24,224	$524	$(48)	$24,700

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

						2013						2012
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$324	$(1)	$–	$–	$324	$(1)	$1,655	$(2)	$–	$–	$1,655	$(2)
Other Canadian governments	–	–	680	(1)	680	(1)	471	(2)	–	–	471	(2)
U.S. Treasury and agencies	539	(5)	759	(22)	1,298	(27)	1,564	(8)	–	–	1,564	(8)
Other foreign governments	580	(6)	153	(12)	733	(18)	497	(18)	1	–	498	(18)
Mortgage-backed securities	584	(2)	–	–	584	(2)	5	–	–	–	5	–
Asset-backed securities	–	–	–	–	–	–	20	–	–	–	20	–
Corporate public debt	1,437	(12)	196	(5)	1,633	(17)	634	(18)	–	–	634	(18)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	5	–	1	–	6	–	1	–	6	–	7	–
	$3,469	$ (26)	$1,789	$ (40)	$5,258	$ (66)	$4,847	$(48)	$7	$–	$4,854	$(48)

As at October 31, 2013, the amortized cost of 148 AFS securities that are in a gross unrealized loss position (2012: 100 securities) exceeded their fair value by $66 million (2012: $48 million). The securities that have been in a gross unrealized loss position for more than a year include 24 AFS securities (2012: 6 securities), with a gross unrealized loss of $40 million (2012: less than $1 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, impairment reversals, and write-downs on AFS securities:

$ millions, for the year ended October 31	2013	2012	2011
Realized gains	$280	$309	$474
Realized losses	(29)	(23)	(59)
Impairment reversals	–	–	1
Impairment write-downs
Debt securities	–	–	(1)
Equity securities	(39)	(22)	(18)
	$212	$264	$397

114	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at October 31					2013					2012
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$150,938	$1	$159	$160	$150,778	$150,056	$–	$71	$71	$149,985
Personal (3)	34,441	9	442	451	33,990	35,323	8	459	467	34,856
Credit card	14,772	–	517	517	14,255	15,153	–	583	583	14,570
Business and government (4)	48,201	310	260	570	47,631	43,624	467	272	739	42,885
	$248,352	$320	$1,378	$1,698	$246,654	$244,156	$475	$1,385	$1,860	$242,296

(1)	Loans are net of unearned income of $299 million (2012: $327 million).
(2)	Includes gross loans of $22.5 billion (2012: $19.9 billion) denominated in U.S. dollars and $3.1 billion (2012: $3.1 billion) denominated in other foreign currencies.
(3)	Includes $117 million (2012: $133 million), including a non-recourse portion of nil (2012: nil), related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $114 million (2012: $129 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $2,211 million (2012: $905 million).

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Balance at beginning of year	$–	$1	$1	$8	$8	$6	$467	$357	$338	$475	$366	$345
Provision for (reversal of) credit losses	1	(1)	–	1	–	4	166	272	152	168	271	156
Write-offs	–	–	–	–	(1)	(1)	(323)	(134)	(99)	(323)	(135)	(100)
Recoveries	–	–	–	–	–	–	3	3	6	3	3	6
Interest income on impaired loans	–	–	–	–	–	–	(20)	(30)	(34)	(20)	(30)	(34)
Other	–	–	–	–	1	(1)	17	(1)	(6)	17	–	(7)
Balance at end of year	$1	$–	$1	$9	$8	$8	$310	$467	$357	$320	$475	$366

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Balance at beginning of year	$71	$48	$42	$459	$478	$511	$583	$632	$650	$328	$327	$402	$1,441	$1,485	$1,605
Provision for (reversal of) credit losses	119	53	39	295	268	248	499	646	728	40	53	(27)	953	1,020	988
Write-offs	(24)	(20)	(17)	(334)	(310)	(307)	(708)	(826)	(852)	(59)	(57)	(59)	(1,125)	(1,213)	(1,235)
Recoveries	–	–	–	32	30	27	143	131	106	6	6	6	181	167	139
Interest income on impaired loans	(9)	(12)	(13)	(8)	(5)	(1)	–	–	–	–	–	–	(17)	(17)	(14)
Other	2	2	(3)	(2)	(2)	–	–	–	–	5	(1)	5	5	(1)	2
Balance at end of year	$159	$71	$48	$442	$459	$478	$517	$583	$632	$320	$328	$327	$1,438	$1,441	$1,485
Comprises:
Loans	$159	$71	$48	$442	$459	$478	$517	$583	$632	$260	$272	$279	$1,378	$1,385	$1,437
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	60	56	48	60	56	48

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2013				2012
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$483	$1	$88	$394	$472	$–	$45	$427
Personal	221	9	126	86	267	8	176	83
Business and government	843	310	13	520	1,128	467	25	636
Total impaired loans (2)(3)	$1,547	$320	$227	$1,000	$1,867	$475	$246	$1,146

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,211 million (2012: $1,195 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans was $1,723 million (2012: $1,905 million).
(3)	Foreclosed assets of $24 million (2012: $44 million) were included in Other assets on the consolidated balance sheet.

CIBC 2013 ANNUAL REPORT	115

Consolidated financial statements

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2013 Total	2012 Total
Residential mortgages	$1,636	$641	$232	$2,509	$2,732
Personal	453	94	20	567	564
Credit card	667	180	108	955	1,060
Business and government	137	96	25	258	284
	$2,893	$1,011	$385	$4,289	$4,640

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $110 million (2012: $128 million), of which $26 million (2012: $34 million) was in Canada and $84 million (2012: $94 million) was outside Canada. During the year, interest recognized on impaired loans was $37 million (2012: $47 million); and interest recognized on loans before being classified as impaired was $56 million (2012: $69 million), of which $46 million (2012: $53 million) was in Canada and $10 million (2012: $16 million) was outside Canada.

Credit quality of the loans portfolio

The following tables provide the credit quality of the business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31
	Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total
2013	Investment grade	00 – 47	0.01% – 0.42%	$20,684	$1,778	$639	$23,101
	Non-investment grade	51 – 67	0.43% – 12.11%	22,692	415	126	23,233
	Watch list	70 – 80	12.12% – 99.99%	525	–	–	525
	Default	90	100%	379	–	–	379
	Total advanced internal ratings-based (AIRB) exposure			$44,280	$2,193	$765	$47,238
	Strong			$6,274	$37	$3	$6,314
	Good			372	–	–	372
	Satisfactory			234	–	–	234
	Weak			58	–	–	58
	Default			–	–	–	–
	Total slotted exposure			$6,938	$37	$3	$6,978
	Standardized exposure			$2,858	$216	$308	$3,382
				$54,076	$2,446	$1,076	$57,598
	Less: collective allowance (1)						247
	Net business and government loans and acceptances (2)						57,351
2012	Investment grade	00 – 47	0.01% – 0.42%	$18,156	$1,834	$585	$20,575
	Non-investment grade	51 – 67	0.43% – 12.11%	20,635	385	38	21,058
	Watch list	70 – 80	12.12% – 99.99%	791	–	–	791
	Default	90	100%	502	–	–	502
	Total AIRB exposure			$40,084	$2,219	$623	$42,926
	Strong			$6,592	$41	$5	$6,638
	Good			318	–	–	318
	Satisfactory			77	–	–	77
	Weak			63	–	–	63
	Default			–	–	–	–
	Total slotted exposure			$7,050	$41	$5	$7,096
	Standardized exposure			$3,045	$288	$213	$3,546
				$50,179	$2,548	$841	$53,568
	Less: collective allowance (1)						$247
	Net business and government loans and acceptances (2)						$53,321

(1)	Comprises the collective allowance related to business and government loans that are less than 90 days delinquent.
(2)	Includes customers’ liability under acceptances of $9,720 million (2012: $10,436 million).

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Net retail loans

$ millions, for the year ended October 31
	Risk level	PD bands	Residential mortgages	Personal	Cards	Total
2013	Exceptionally low	0.01% – 0.20%	$132,918	$15,854	$3,715	$152,487
	Very low	0.21% – 0.50%	5,212	2,192	1,599	9,003
	Low	0.51% – 2.00%	8,157	9,203	5,739	23,099
	Medium	2.01% – 10.00%	1,499	6,139	2,823	10,461
	High	10.01% – 99.99%	269	358	765	1,392
	Default	100%	64	158	–	222
	Total AIRB exposure		$148,119	$33,904	$14,641	$196,664
	Strong		$598	$–	$–	$598
	Good		57	–	–	57
	Satisfactory		18	–	–	18
	Weak		–	–	–	–
	Default		1	–	–	1
	Total slotted exposure		$674	$–	$–	$674
	Standardized exposure		$2,056	$402	$131	$2,589
	Less: collective allowance (1)		$71	$316	$517	$904
	Net retail loans		$150,778	$33,990	$14,255	$199,023
2012	Exceptionally low	0.01% – 0.20%	$128,671	$19,937	$4,369	$152,977
	Very low	0.21% – 0.50%	11,062	1,512	1,843	14,417
	Low	0.51% – 2.00%	6,233	9,256	4,074	19,563
	Medium	2.01% – 10.00%	1,050	3,490	2,568	7,108
	High	10.01% – 99.99%	158	387	747	1,292
	Default	100%	61	115	–	176
	Total AIRB exposure		$147,235	$34,697	$13,601	$195,533
	Strong		$570	$–	$–	$570
	Good		38	–	–	38
	Satisfactory		19	–	–	19
	Weak		–	–	–	–
	Default		–	–	–	–
	Total slotted exposure		$627	$–	$–	$627
	Standardized exposure		$2,149	$442	$1,552	$4,143
	Less: collective allowance (1)		$26	$283	$583	$892
	Net retail loans		$149,985	$34,856	$14,570	$199,411

(1)	Comprises the collective allowance related to credit card loans; and personal loans and mortgages that are less than 90 days delinquent.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2013	2012 (1)	2011
Interest income	$11,811	$11,907	$12,033
Interest expense	4,356	4,581	4,971
Net interest income	7,455	7,326	7,062
Provision for credit losses	1,121	1,291	1,144
Net interest income after provision for credit losses	$6,334	$6,035	$5,918

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

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Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include SPEs, which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Consolidated structured entities

We consolidate the following structured entities:

CIBC sponsored conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABCP.

Residential mortgage securitization trusts

Clear Trust (Clear) originates Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sells these mortgages to Crisp Trust (Crisp). Crisp funds the purchase of these mortgages through the issuance of commercial paper to third-party investors, which is secured by the mortgages. We provide cash reserves and liquidity facilities to Crisp that require us to provide funding, subject to the satisfaction of certain conditions.

The commercial paper liabilities are presented as Secured borrowings within Deposits on the consolidated balance sheet. We hold all of the outstanding commercial paper.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sell credit card receivables to Broadway Trust (Broadway). Broadway purchases credit card receivables associated with explicitly identified individual accounts with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II and Broadway in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2013, $4.6 billion of credit card receivable assets with a fair value of $4.7 billion (2012: $5.0 billion with a fair value of $5.0 billion) supported associated funding liabilities of $4.6 billion with a fair value of $4.7 billion (2012: $4.9 billion with a fair value of $5.0 billion).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

Covered bond guarantor

We have two covered bond programs. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which investors enjoy a priority claim in the event of CIBC’s insolvency. Under one program we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership (Guarantor) that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal, if CIBC were to become insolvent. As at October 31, 2013, $11.9 billion of mortgages with a fair value of $11.9 billion (2012: $14.6 billion with a fair value of $14.7 billion) supported associated covered bond liabilities of $11.7 billion with a fair value of $11.8 billion (2012: $13.9 billion with a fair value of $14.0 billion).

During the year we established a second covered bond program under which we transferred a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal, if CIBC were to become insolvent. As at October 31, 2013, $2.0 billion of mortgages with a fair value of $2.0 billion supported associated covered bond liabilities of $1.9 billion with a fair value of $1.9 billion.

For both covered bond programs, the assets are owned by the Guarantor entities and not CIBC.

Non-consolidated structured entities

The following structured entities are not consolidated by CIBC:

CIBC sponsored conduits

We sponsor a single-seller conduit and several non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

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All fees earned in respect of activities with the conduits are on a market basis.

CIBC structured CDO vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles – structured credit run-off, we have investments in and liquidity facilities with third-party SPEs through our treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

	CIBC sponsored conduits	CIBC structured CDO vehicles	Third-party structured vehicles		Pass-through investment structures	Commercial mortgage securitization trust
$ millions, as at October 31, 2013			Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$9	$7	$823	$237	$3,090	$5
AFS securities	–	2	–	303	–	–
FVO securities	–	–	141	–	–	–
Loans	81	126	2,492	–	–	–
Derivatives (2)	–	–	–	–	45	–
	$90	$135	$3,456	$540	$3,135	$5
October 31, 2012	$103	$232	$4,313	$1,004	$2,259	$1
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–	$13	$355	$–	$209	$–
October 31, 2012	$–	$23	$1,198	$–	$151	$–
Maximum exposure to loss, net of hedges
Investment and loans	$90	$135	$3,456	$540	$3,090	$5
Notional of written derivatives, less fair value losses	–	121	2,611	–	–	–
Liquidity and credit facilities	2,151	43	236	–	–	–
Less: hedges of investments, loans and written derivatives exposure	–	(202)	(5,333)	–	(3,090)	–
	$2,241	$97	$970	$540	$–	$5
October 31, 2012 (3)	$1,737	$100	$1,360	$1,027	$–	$1

(1)	Excludes structured entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.
(3)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored

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securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$30,508	$30,538	$32,409	$32,528
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,159	1,159	1,795	1,795
Securities lent for securities collateral (2)(3)	11,793	11,793	5,324	5,324
	$43,460	$43,490	$39,528	$39,647
Carrying amount of associated liabilities (4)	$44,586	$44,538	$40,762	$40,830

(1)	Includes $7.2 billion (2012: $4.0 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1,126 million (2012: $1,196 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $25.2 billion with a fair value of $25.2 billion (2012: $22.7 billion with a fair value of $22.8 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2013	Cost
	Balance at beginning of year	$1,210	$981	$733	$778	$3,702
	Additions	22	108	49	92	271
	Disposals (3)	(2)	(190)	(43)	(21)	(256)
	Adjustments (4)	30	4	3	3	40
	Balance at end of year	$1,260	$903	$742	$852	$3,757
2012	Balance at end of year	$1,210	$981	$733	$778	$3,702
2013	Accumulated amortization
	Balance at beginning of year	$454	$750	$337	$478	$2,019
	Amortization and impairment (3)(4)	34	106	38	62	240
	Disposals (3)	(2)	(180)	(41)	(12)	(235)
	Adjustments (5)	8	3	–	3	14
	Balance at end of year	$494	$679	$334	$531	$2,038
2012	Balance at end of year	$454	$750	$337	$478	$2,019
	Net book value
	As at October 31, 2013	$766	$224	$408	$321	$1,719
	As at October 31, 2012	$756	$231	$396	$300	$1,683

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $121 million (2012: $119 million) of work-in-progress not subject to amortization.
(3)	Includes write-offs of fully amortized assets.
(4)	Includes $3 million (2012: nil) of impairment loss relating to leasehold improvements.
(5)	Includes foreign currency translation adjustments.

Gross additions and disposals during the year were: Retail and Business Banking $112 million and $32 million, respectively (2012: $141 million and $231 million, respectively); Wealth Management $8 million and $24 million, respectively (2012: $29 million and $21 million, respectively); Wholesale Banking $3 million and $2 million, respectively (2012: $11 million and $2 million, respectively); and Corporate and Other $148 million and $198 million, respectively (2012: $174 million and $79 million, respectively).

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Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and is considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2013	2012
Balance at beginning of year	$384	$404
Amortization and adjustments (1)	2	20
Balance at end of year	$382	$384

(1)	Includes foreign currency translation adjustments.

Rental income of $72 million (2012: $72 million; 2011: $78 million) was generated from the investment property. Interest expense of $28 million (2012: $28 million; 2011: $28 million) and non-interest expenses of $30 million (2012: $31 million; 2011: $35 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have four CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Wealth Management	Capital markets (1)	Other (1)	Total
2013	Balance at beginning of year	$696	$884	$40	$81	$1,701
	Adjustments (2)	31	–	–	1	32
	Balance at end of year	$727	$884	$40	$82	$1,733
2012	Balance at beginning of year	$694	$879	$40	$64	$1,677
	Acquisitions	–	5	–	17	22
	Adjustments (2)	2	–	–	–	2
	Balance at end of year	$696	$884	$40	$81	$1,701

(1)	Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$11 billion, operates in the Caribbean and is traded as CIBC FirstCaribbean on the stock exchanges of Barbados, Trinidad, Jamaica, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that was estimated using a five year cash flow projection approved by CIBC FirstCaribbean’s management and an estimate of the capital required to be maintained in the region to support ongoing operations. The five year cash flow projection is consistent with CIBC FirstCaribbean’s three year internal plan that was reviewed by its Board of Directors. The forecast reflects the currently challenging economic conditions and an expected recovery in those conditions within the Caribbean region. A terminal growth rate of 2.5% (2.5% as at August 1, 2012) was applied to the years after the five year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (14.25% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2012). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: i) the risk-free rate, ii) an equity risk premium, iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

We determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount as at August 1, 2013. As a result, no impairment charge was recognized. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We have estimated that a 10% decrease in each of the terminal year and subsequent years forecasted cash flows would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $150 million. We have also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $90 million. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities.

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Wealth Management

The recoverable amount of the Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 13 to 19 for the impairment testing performed as at August 1, 2013.

We have determined that for the impairment testing performed as at August 1, 2013, the estimated recoverable amount of the Wealth Management CGU was in excess of the carrying amount. As a result, no impairment charge was recognized during 2013.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Capital markets and Other

The goodwill relating to the Capital markets and Other CGUs is not considered significant. We have determined that for the impairment testing performed as at August 1, 2013, the estimated recoverable amount of these CGUs was in excess of the carrying amount.

Allocation to SBUs

Goodwill of $1,733 million is allocated to the SBUs as follows: Wealth Management of $884 million (2012: $884 million), Corporate and Other of $776 million (2012: $745 million), Wholesale Banking of $58 million (2012: $57 million) and Retail and Business Banking of $15 million (2012: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brandname (2)	Total
2013	Balance at beginning and end of year	$116	$20	$136
2012	Balance at beginning and end of year	$116	$20	$136

(1)	Represents management contracts purchased as part of past acquisitions.

(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2013	Gross carrying amount
	Balance at beginning of year	$1,817	$244	$50	$78	$2,189
	Additions	210	–	–	–	210
	Disposals (5)	(606)	–	–	–	(606)
	Adjustments (6)	4	11	–	–	15
	Balance at end of year	$1,425	$255	$50	$78	$1,808
2012	Balance at end of year	$1,817	$244	$50	$78	$2,189
2013	Accumulated amortization
	Balance at beginning of year	$1,453	$150	$44	$22	$1,669
	Amortization and impairment (5)(6)	90	12	2	10	114
	Disposals (5)	(604)	–	–	–	(604)
	Adjustments (7)	3	6	–	–	9
	Balance at end of year	$942	$168	$46	$32	$1,188
2012	Balance at end of year	$1,453	$150	$44	$22	$1,669
	Net book value
	As at October 31, 2013	$483	$87	$4	$46	$620
	As at October 31, 2012	$364	$94	$6	$56	$520

(1)	Includes $206 million (2012: $167 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes impairment losses relating to software of $2 million (2012: nil) and customer relationships of $3 million (2012: nil).
(7)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net disposals of $75 million (2012: $10 million); Wealth Management net disposals of $61 million (2012: net additions of $5 million); Wholesale Banking net disposals of $3 million (2012: net additions of $1 million); and Corporate and Other net disposals of $257 million (2012: net additions of $145 million).

122	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 9	Other assets

$ millions, as at October 31	2013	2012
Accrued interest receivable	$702	$746
Defined benefit asset (Note 19)	883	563
Gold and silver certificates	334	406
Brokers’ client accounts	393	373
Current tax receivable	1,756	1,189
Deferred tax asset (Note 20)	383	457
Other prepayments	575	578
Cheques and other items in transit, net	446	28
Derivative collateral receivable	2,727	4,120
Accounts receivable	406	541
Other	453	403
	$9,058	$9,404

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2013 Total	2012 Total
Personal	$8,883	$73,156	$42,995	$125,034	$118,153
Business and government	31,161	21,525	80,414	133,100	125,055
Bank	1,407	7	4,178	5,592	4,723
Secured borrowings (6)	–	–	49,802	49,802	52,413
	$41,451	$94,688	$177,389	$313,528	$300,344
Comprises:
Held at amortized cost				$311,412	$298,491
Designated at fair value				2,116	1,853
				$313,528	$300,344
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$35,670	$29,717
In foreign offices				2,421	2,592
Interest-bearing deposits
In domestic offices				235,764	228,790
In foreign offices				39,673	38,808
U.S. federal funds purchased				–	437
				$313,528	$300,344

(1)	Includes deposits of $68.2 billion (2012: $66.8 billion) denominated in U.S. dollars and deposits of $9.0 billion (2012: $6.5 billion) denominated in other foreign currencies.
(2)	Net of purchased notes $1,131 million (2012: $1,127 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2013	2012
Accrued interest payable	$1,168	$1,315
Defined benefit liability (Note 19)	674	657
Gold and silver certificates	131	139
Brokers’ client accounts	933	809
Derivative collateral payable	2,350	2,937
Other deferred items	420	394
Negotiable instruments	1,189	827
Deferred tax liability (Note 20)	34	37
Accounts payable and accrued expenses	1,084	1,160
Other	2,825	2,396
	$10,808	$10,671

CIBC 2013 ANNUAL REPORT	123

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2013		2012
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$17,861	$18,742	$24,633	$25,943
ALM
Designated accounting hedges (Note 13)	1,452	584	1,863	603
Economic hedges (1)	634	398	543	545
	$19,947	$19,724	$27,039	$27,091

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract and ii) contracts that are bilaterally negotiated and then centrally cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through a CCP. During 2013, the industry continued to promote the use of CCPs to clear OTC trades. The trend toward central clearing of derivative contracts will generally facilitate the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCP counterparties.

The remainder of our derivative contracts are exchange-traded derivatives which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a central counterparty.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain total return swaps (TRS).

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a central counterparty.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

124	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for either amounts that are based on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2013		2012
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM (1)	Trading	ALM (1)
Interest rate derivatives
Over-the-counter
Forward rate agreements	$10,525	$1,546	$–	$12,071	$8,252	$3,819	$140,358	$2,399
Centrally cleared forward rate agreements	149,338	11,438	–	160,776	160,776	–	56,702	–
Swap contracts	158,756	331,874	118,058	608,688	472,967	135,721	589,128	219,065
Centrally cleared swap contracts	229,642	334,633	85,399	649,674	560,072	89,602	316,374	16,412
Purchased options	1,038	2,810	2,461	6,309	5,260	1,049	8,419	850
Written options	1,870	1,435	1,123	4,428	4,328	100	6,761	–
	551,169	683,736	207,041	1,441,946	1,211,655	230,291	1,117,742	238,726
Exchange-traded
Futures contracts	37,023	26,569	–	63,592	62,424	1,168	47,886	689
Purchased options	13,755	–	–	13,755	13,755	–	3,750	–
Written options	12,921	–	–	12,921	12,921	–	4,000	–
	63,699	26,569	–	90,268	89,100	1,168	55,636	689
Total interest rate derivatives	614,868	710,305	207,041	1,532,214	1,300,755	231,459	1,173,378	239,415
Foreign exchange derivatives
Over-the-counter
Forward contracts	153,329	7,515	175	161,019	147,788	13,231	124,191	10,537
Swap contracts	22,934	89,698	31,107	143,739	116,805	26,934	117,457	20,919
Purchased options	8,045	324	8	8,377	8,377	–	9,515	–
Written options	11,305	1,016	63	12,384	12,123	261	9,403	142
	195,613	98,553	31,353	325,519	285,093	40,426	260,566	31,598
Exchange-traded
Futures contracts	3	–	–	3	3	–	10	–
Total foreign exchange derivatives	195,616	98,553	31,353	325,522	285,096	40,426	260,576	31,598
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	658	1,587	–	2,245	2,245	–	2,547	–
Credit default swap contracts – protection purchased	2,537	7,552	195	10,284	10,284	–	12,606	34
Centrally cleared credit default swap contracts – protection purchased	–	968	417	1,385	1,385	–	–	–
Credit default swap contracts – protection sold	713	4,551	242	5,506	5,506	–	7,188	–
Centrally cleared credit default swap contracts – protection sold	–	968	125	1,093	1,093	–	–	–
Total credit derivatives	3,908	15,626	979	20,513	20,513	–	22,341	34
Equity derivatives
Over-the-counter	31,918	2,465	76	34,459	33,745	714	27,449	644
Exchange-traded	7,211	1,036	70	8,317	8,317	–	2,287	–
Total equity derivatives	39,129	3,501	146	42,776	42,062	714	29,736	644
Precious metal derivatives
Over-the-counter	1,207	51	–	1,258	1,258	–	1,693	–
Exchange-traded	651	–	–	651	651	–	128	–
Total precious metal derivatives	1,858	51	–	1,909	1,909	–	1,821	–
Other commodity derivatives
Over-the-counter	9,197	10,385	289	19,871	19,871	–	11,770	–
Exchange-traded	11,160	5,829	115	17,104	17,104	–	12,361	87
Total other commodity derivatives	20,357	16,214	404	36,975	36,975	–	24,131	87
Total notional amount of which:	$875,736	$844,250	$239,923	$1,959,909	$1,687,310	$272,599	$1,511,983	$271,778
Over-the-counter (2)	793,012	810,816	239,738	1,843,566	1,572,135	271,431	1,441,561	271,002
Exchange-traded	82,724	33,434	185	116,343	115,175	1,168	70,422	776

(1)	ALM: Asset/liability management.
(2)	For OTC derivatives that are not centrally cleared, $866 billion (2012: $1,184 billion) are with counterparties that have two-way collateral posting arrangements, $26 billion (2012: $26 billion) are with counterparties that have one-way collateral posting arrangements, and $139 billion (2012: $113 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

CIBC 2013 ANNUAL REPORT	125

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximizing trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. Additionally, we will, going forward, clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which, is a bilateral security agreement that among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which thereby assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

126	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

$ millions, as at October 31	2013						2012
	Current replacement cost			Potential future credit equivalent	Credit equivalent amount (2)	Risk- weighted amount	Current replacement cost (1)			Potential future credit equivalent	Credit equivalent amount (2)	Risk- weighted amount
	Trading	ALM	Total				Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$66	$–	$66	$29	$37	$2	$95	$–	$95	$8	$26	$4
Swap contracts	12,356	1,175	13,531	2,623	4,125	1,174	17,966	1,822	19,788	1,851	4,143	1,031
Purchased options	166	1	167	25	29	17	363	1	364	30	41	12
	12,588	1,176	13,764	2,677	4,191	1,193	18,424	1,823	20,247	1,889	4,210	1,047
Exchange-traded	–	–	–	123	123	2	–	–	–	–	–	–
Total interest rate derivatives	12,588	1,176	13,764	2,800	4,314	1,195	18,424	1,823	20,247	1,889	4,210	1,047
Foreign exchange derivatives
Over-the-counter
Forward contracts	1,116	61	1,177	1,216	1,424	398	1,180	103	1,283	1,042	1,292	255
Swap contracts	2,764	756	3,520	3,380	3,397	1,059	3,538	447	3,985	3,267	3,446	604
Purchased options	115	–	115	120	144	42	118	–	118	74	68	24
	3,995	817	4,812	4,716	4,965	1,499	4,836	550	5,386	4,383	4,806	883
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	261	33	294	17	131	101	591	–	591	48	405	255
	261	33	294	17	131	101	591	–	591	48	405	255
Equity derivatives
Over-the-counter	283	60	343	878	901	94	193	27	220	849	752	42
Exchange-traded	129	–	129	269	269	5	–	–	–	–	–	–
	412	60	472	1,147	1,170	99	193	27	220	849	752	42
Precious metal derivatives
Over-the-counter	28	–	28	10	13	4	15	–	15	7	8	4
Exchange-traded	–	–	–	30	30	1	–	–	–	–	–	–
	28	–	28	40	43	5	15	–	15	7	8	4
Other commodity derivatives
Over-the-counter	460	–	460	1,279	1,430	596	335	–	335	660	806	249
Exchange-traded	117	–	117	1,464	1,464	29	–	–	–	–	–	–
	577	–	577	2,743	2,894	625	335	–	335	660	806	249
Total derivatives before netting	17,861	2,086	19,947	11,463	13,517	3,524	24,394	2,400	26,794	7,836	10,987	2,480
Less: effect of master netting agreements			(14,551)						(20,070)
Total derivatives			$5,396	$11,463	$13,517	$3,524			$6,724	$7,836	$10,987	$2,480

(1)	Under Basel II, which was effective until October 31, 2012, exchange traded and centrally cleared contracts with a replacement cost of $245 million were excluded in accordance with OSFI.
(2)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $2,792 million (2012: $3,446 million). The collateral comprises cash of $2,151 million (2012: $2,734 million) and government securities of $641 million (2012: $712 million).

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $49 million (2012: gain of $95 million; 2011: loss of $3 million) against our receivables from financial guarantors. Separately, we recorded a gain of $6 million (2012: gain of less than $1 million; 2011: loss of $100 million) on terminations of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $91 million (2012: $269 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $24 million (2012: $11 million; 2011: $3 million) on our receivables from non-financial guarantors derivative counterparties.

CIBC 2013 ANNUAL REPORT	127

Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2013	2012	2011
Fair value hedges (1)
Gains (losses) on hedging instruments	$(377)	$4	$(231)
Gains (losses) on hedged items attributable to hedged risks	354	(3)	259
	$(23)	$1	$28
Cash flow hedges (2)(3)	$–	$–	$(1)
(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2013, 2012, and 2011.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31	2013			2012
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative
Fair value hedges	$128,008	$1,313	$372	$121,897	$1,814	$538
Cash flow hedges	5,486	139	15	9,914	49	3
NIFO hedges	3,790	–	197	4,397	–	62
	$137,284	$1,452	$584	$136,208	$1,863	$603

In addition, foreign currency denominated deposit liabilities of $53 million (2012: $69 million) and $2.4 billion (2012: $2.2 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
2013	Cash inflows	$–	$–	$–	$–
	Cash outflows	(108)	(88)	(95)	–
	Net cash flow	$(108)	$(88)	$(95)	$–
2012	Net cash flow	$(125)	$(87)	$(121)	$–

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying investment.

128	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31										2013		2012
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)	Par value	Carrying value (2)
9.65		October 31, 2014		November 1, 1999						$ 250	$271	$250	$291
Fixed	(3)	September 23, 2018						TT$195 million		32	32	30	30
5.15	(4)	June 6, 2018		June 6, 2008	June 6, 2013	(5)				–	–	550	552
4.11	(6)	April 30, 2020		April 30, 2010	April 30, 2015	(7)				1,100	1,100	1,100	1,100
3.15	(8)	November 2, 2020			November 2, 2015					1,500	1,500	1,500	1,500
6.00	(9)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600
8.70		May 25, 2029	(10)							25	41	25	45
11.60		January 7, 2031		January 7, 1996						200	200	200	200
10.80		May 15, 2031		May 15, 2021						150	150	150	150
8.70		May 25, 2032	(10)							25	42	25	47
8.70		May 25, 2033	(10)							25	42	25	47
8.70		May 25, 2035	(10)							25	43	25	49
Floating	(11)	July 31, 2084			July 27, 1990		US$	159 million	(12)	165	165	168	168
Floating (13)		August 31, 2085			August 20, 1991			US$44 million	(14)	46	46	52	52
										4,143	4,232	4,700	4,831
Subordinated debt sold short (held) for trading purposes										(4)	(4)	(8)	(8)
										$ 4,139	$4,228	$4,692	$4,823

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.30% above the three-month Canadian dollar bankers’ acceptance rate.
(5)	On this date, we redeemed the outstanding principal amount plus unpaid accrued interest to the redemption date.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(10)	Not redeemable prior to maturity date.
(11)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(12)	US$10 million of this issue was repurchased and cancelled during the year.
(13)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(14)	US$8 million of this issue was repurchased and cancelled during the year.

CIBC 2013 ANNUAL REPORT	129

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value. Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

Pursuant to the normal course issuer bid announced on August 30, 2012, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million during the year ended October 31, 2013. This completed the purchase of all shares pursuant to this normal course issuer bid.

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014. As of October 31, 2013, we purchased and cancelled 923,900 common shares under this bid at an average price of $83.38 for a total amount of $77 million.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2013				2012					2011
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount		$ per share
Common shares (1)	399,249,736	$7,753	$1,523	$3.80	404,484,938	$7,769	$1,470	$3.64	400,534,211	$7,376	$1,391		$3.51
Class A Preferred Shares
Series 18 (2)	–	$–	$–	$–	–	$–	$16	$1.37	12,000,000	$300	$16		$1.38
Series 26	10,000,000	250	14	1.44	10,000,000	250	14	1.44	10,000,000	250	14		1.44
Series 27	12,000,000	300	17	1.40	12,000,000	300	17	1.40	12,000,000	300	17		1.40
Series 28 (3)	–	–	–	–	–	–	–	–	–	–	–	(4)	0.04
Series 29	13,232,342	331	18	1.35	13,232,342	331	18	1.35	13,232,342	331	18		1.35
Series 30 (5)	–	–	–	–	–	–	–		–	–	15		0.90
Series 31 (6)	–	–	–	–	–	–	6	0.29	18,000,000	450	21		1.18
Series 32 (7)	–	–	–	–	–	–	7	0.56	12,000,000	300	14		1.13
Series 33	12,000,000	300	16	1.34	12,000,000	300	16	1.34	12,000,000	300	16		1.34
Series 35	13,000,000	325	21	1.63	13,000,000	325	21	1.63	13,000,000	325	21		1.63
Series 37	8,000,000	200	13	1.63	8,000,000	200	13	1.63	8,000,000	200	13		1.63
		$1,706	$99			$1,706	$128			$2,756	$165

(1)	Includes treasury shares.
(2)	We redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash on October 29, 2012.
(3)	We redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10.00 each at a redemption price of $10.00 per share for cash on April 28, 2011.
(4)	Due to rounding.
(5)	We redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25.00 each at a redemption price of $25.75 per share for cash on July 31, 2011.
(6)	We redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on January 31, 2012.
(7)	We redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on April 30, 2012.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 26, 27 and 29 are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI (which have been incorporated into the subsequently released capital adequacy guidelines). We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.

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Consolidated financial statements

Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.

Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.

Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.

Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.

Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.

Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2013)	Quarterly dividends per share (1)	Specified redemption date	Cash redemption price per share
Series 26	$0.359375	April 30, 2008	$26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00
Series 27	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 33	$0.334375	July 31, 2014	$25.00
Series 35	$0.406250	April 30, 2014	$25.00
Series 37	$0.406250	July 31, 2014	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2013			2012		2011
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	404,484,938	$7,769		400,534,211	$7,376	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	783,495	57		1,053,323	68	1,242,462	79
Shareholder investment plan (1)	7,672	1		3,676,846	271	5,501,553	411
Employee share purchase plan (2)	696,219	56		1,222,351	91	1,090,096	85
	405,972,324	$7,883		406,486,731	$7,806	400,572,811	$7,379
Purchase of common shares for cancellation	(6,732,231)	(130)		(2,025,000)	(39)	–	–
Treasury shares	9,643	–	(3)	23,207	2	(38,600)	(3)
Balance at end of year	399,249,736	$7,753		404,484,938	$7,769	400,534,211	$7,376

(1)	Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan do not receive a discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount commencing with the dividends paid on April 28, 2011 and prior to that, effective July 2009, they were issued at a 3% discount. Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Commencing June 14, 2013, employee contributions to our Canadian ESPP were acquired in the open market. Previously these shares were issued from Treasury.
(3)	Due to rounding.

Common shares reserved for issue

As at October 31, 2013, 8,854,851 common shares (2012: 9,638,346) were reserved for future issue pursuant to stock option plans.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

CIBC 2013 ANNUAL REPORT	131

Consolidated financial statements

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policies, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.

Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate. There were no significant changes made in the objectives, policies and procedures during the year.

Regulatory requirements

2013

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines in place during fiscal 2013 evolved from the framework of risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS) and are referred to as Basel III.

OSFI mandated all institutions to have established target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer (which can only be met with Common Equity Tier 1 (CET1) capital) by the first quarter of 2013. The specific targets are discussed below. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and on an all-in basis.

For 2013, the BCBS requires that banks maintain minimum CET1, Tier 1 and Total capital ratios of 3.5%, 4.5% and 8% respectively. The OSFI target for the CET1 ratio was 7% effective from the first quarter of 2013. The targets for the Tier 1 capital ratio and Total capital ratio are 8.5% and 10.5%, respectively, to be established by the first quarter of 2014. These targets may be higher for certain institutions or groups of institutions if OSFI feels the circumstances warrant it. Commencing January 1, 2016, domestic systemically important banks (which includes CIBC) will be subject to a 1% CET1 surcharge.

2012

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the BCBS “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in the BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Regulatory capital and ratios

2013

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings and AOCI (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes, and Tier 2 capital consists primarily of subordinated debentures, both of which are subject to phase-out rules.

2012

Under Basel II, Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis.

132	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Our capital ratios and assets-to-capital multiple (ACM) are as follows:

$ millions, as at October 31	2013 (1)	2012 (1)
Basel III – Transitional basis
Common Equity Tier 1 capital	$16,698	n/a
Tier 1 capital	17,830	n/a
Total capital	21,601	n/a
Risk-weighted assets (RWA)	151,338	n/a
Common Equity Tier 1 ratio	11.0%	n/a
Tier 1 capital ratio	11.8%	n/a
Total capital ratio	14.3%	n/a
ACM	18.0	x	n/a
Basel III – All-in-basis
Common Equity Tier 1 capital	$12,793	n/a
Tier 1 capital	15,888	n/a
Total capital	19,961	n/a
RWA	136,747	n/a
Common Equity Tier 1 ratio	9.4%	n/a
Tier 1 capital ratio	11.6%	n/a
Total capital ratio	14.6%	n/a
Basel II
Tier 1 capital	n/a	$15,940	(2)
Total capital	n/a	19,924	(2)
RWA	n/a	115,229
Tier 1 capital ratio	n/a	13.8%
Total capital ratio	n/a	17.3%
ACM	n/a	17.4	x

(1)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal 2012 measures are based on Basel II.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election.
n/a	Not applicable.

During the years ended October 31, 2013 and 2012, we have complied with all of our regulatory capital requirements.

CIBC 2013 ANNUAL REPORT	133

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a consolidated trust, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes).

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.

CIBC Tier 1 Notes – Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to previous OSFI guidelines, innovative capital instruments could comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes:

$ millions, as at October 31							2013		2012
				Earliest redemption dates
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price (1) and par	At par	Par value	Carrying value	Par value	Carrying value
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,335	$1,300	$1,366
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	305	300	322
						1,600	1,640	1,600	1,688
Notes sold short (held) for trading purposes						(1)	(2)	(7)	(10)
						$1,599	$1,638	$1,593	$1,678

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

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Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
2013	Assets
	Cash and deposits with banks	$–	$4,165	$3	$–	$–	$2,211	$6,379
	Trading securities	–	2,166	931	4,857	5,238	30,876	44,068
	AFS securities	–	13,165	2,665	6,113	5,028	656	27,627
	FVO securities	–	–	–	96	191	–	287
	Securities borrowed or purchased under resale agreements	–	25,950	2,778	–	–	–	28,728
	Loans	105,436	26,996	36,427	72,189	2,588	3,018	246,654
	Other	–	22,746	–	–	–	21,900	44,646
	Structural assumptions	(8,355)	929	3,351	6,998	–	(2,923)	–
	Total assets	$97,081	$96,117	$46,155	$90,253	$13,045	$55,738	$398,389
	Liabilities and equity
	Deposits	$97,888	$86,305	$29,985	$52,095	$8,989	$38,266	$313,528
	Obligations related to securities sold short	–	116	233	4,981	3,324	4,673	13,327
	Obligations related to securities lent or sold under repurchase agreements	–	6,986	–	–	–	–	6,986
	Capital Trust securities	–	–	1,638	–	–	–	1,638
	Subordinated indebtedness	–	165	46	3,499	518	–	4,228
	Other	–	22,179	–	–	–	18,074	40,253
	Equity	–	171	–	825	710	16,723	18,429
	Structural assumptions	(20,601)	6,057	21,776	26,210	–	(33,442)	–
	Total liabilities and shareholders’ equity	$77,287	$121,979	$53,678	$87,610	$13,541	$44,294	$398,389
	On-balance sheet gap	$19,794	$(25,862)	$(7,523)	$2,643	$(496)	$11,444	$–
	Off-balance sheet gap (1)	–	(11,859)	5,922	4,700	1,237	–	–
	Total gap	$19,794	$(37,721)	$(1,601)	$7,343	$741	$11,444	$–
	Total cumulative gap	$19,794	$(17,927)	$(19,528)	$(12,185)	$(11,444)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$24,907	$(41,252)	$(8,910)	$13,647	$(1,205)	$12,813	$–
	Foreign currencies	(5,113)	15,390	1,387	(11,004)	709	(1,369)	–
	Total on-balance sheet gap	$19,794	$(25,862)	$(7,523)	$2,643	$(496)	$11,444	$–
	Off-balance sheet gap (1)
	Canadian currency	$–	$1,791	$5,829	$(8,676)	$1,056	$–	$–
	Foreign currencies	–	(13,650)	93	13,376	181	–	–
	Total off-balance sheet gap	$–	$(11,859)	$5,922	$4,700	$1,237	$–	$–
	Total gap	$19,794	$(37,721)	$(1,601)	$7,343	$741	$11,444	$–
2012	Gap by currency
	On-balance sheet gap
	Canadian currency	$40,788	$(36,821)	$(20,513)	$5,143	$(400)	$11,803	$–
	Foreign currencies	(3,022)	16,571	(3,796)	(9,058)	1,137	(1,832)	–
	Total on-balance sheet gap	$37,766	$(20,250)	$(24,309)	$(3,915)	$737	$9,971	$–
	Off-balance sheet gap (1)
	Canadian currency	$–	$(18,596)	$19,897	$(1,609)	$308	$–	$–
	Foreign currencies	–	(15,873)	5,475	11,624	(1,226)	–	–
	Total off-balance sheet gap	$–	$(34,469)	$25,372	$10,015	$(918)	$–	$–
	Total gap	$37,766	$(54,719)	$1,063	$6,100	$(181)	$9,971	$–

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

CIBC 2013 ANNUAL REPORT	135

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, awards are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant.

Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms.

Compensation expense in respect of RSAs, before the impact of hedging, totalled $239 million in 2013 (2012: $230 million; 2011: $252 million). Liabilities in respect of cash-settled RSAs totalled $458 million (2012: $470 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain executives on an annual basis in December. Effective December 2010, eligible participation in this plan was expanded to a broader group of executives. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks.

Compensation expense in respect of PSUs, before the impact of hedging, totalled $127 million in 2013 (2012: $70 million; 2011: $49 million). Liabilities in respect of PSUs totalled $237 million (2012: $127 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. The last award granted under this plan was in December 2012, which will vest in December 2015. Future awards which would have been granted under this plan will be granted under the PSU plan.

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $8 million in 2013 (2012: $16 million; 2011: $11 million). Liabilities in respect of BVUs totalled $30 million (2012: $32 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer, the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, before the impact of hedging, totalled $4 million in 2013 (2012: $3 million; 2011: $2 million). Liabilities in respect of DSUs totalled $15 million (2012: $11 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans. As at October 31, 2013, 8,854,851 (2012: 9,638,346) common shares were reserved for future issue under these plans. Stock options in respect of 4,308,244 (2012: 4,348,787) common shares have been granted but not yet exercised while 4,546,607 (2012: 5,289,559) common shares remain available for future grants under these plans.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. All remaining options under this plan were exercised during 2012.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2013 has been determined at $6.84 (2012: $8.08; 2011: $12.88).

136	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2013	2012	2011
Weighted-average assumptions
Risk-free interest rate	1.88%	1.82%	2.79%
Expected dividend yield	5.76%	6.12%	4.89%
Expected share price volatility	20.94%	26.09%	27.56%
Expected life	6 years	6 years	6 years
Share price / exercise price	$80.10	$71.73	$78.41

Compensation expense in respect of stock options totalled $5 million in 2013 (2012: $7 million; 2011: $6 million).

Stock option plans

As at or for the year ended October 31		2013		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	4,348,787	$70.95	4,746,548	$66.34	5,641,221	$62.88
Granted	840,354	80.10	738,426	71.73	419,989	78.41
Exercised (1)	(783,495)	61.19	(1,053,323)	50.76	(1,242,462)	54.72
Forfeited	(75,239)	75.37	(58,929)	70.49	(41,580)	64.56
Cancelled / expired	(22,163)	86.27	(23,935)	70.78	(30,620)	68.61
Outstanding at end of year	4,308,244	$74.35	4,348,787	$70.95	4,746,548	$66.34
Exercisable at end of year	2,123,591	$72.94	2,521,979	$71.78	3,018,340	$66.05
Available for grant	4,546,607		5,289,559		5,945,121

(1)	The weighted-average share price at the date of exercise was $81.80 (2012: $74.26; 2011: $79.51).

Stock options outstanding and vested

As at October 31, 2013	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$49.01 – $55.00	443,899	4.90	$49.75	443,899	$49.75
$55.01 – $65.00	20,000	4.82	62.90	20,000	62.90
$65.01 – $75.00	1,619,887	5.76	71.25	656,283	71.79
$75.01 – $85.00	1,911,865	6.59	79.22	690,816	78.62
$85.01 – $105.00	312,593	3.10	96.34	312,593	96.34
	4,308,244	5.84	$74.35	2,123,591	$72.94

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Effective June 2013, all contributions are paid into a trust and used by the plan trustee to purchase common shares in the open market. Prior to June 2013, for our Canadian plan, shares purchased by the trustee using employee contributions were issued from Treasury. CIBC FirstCaribbean operates ESPPs locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $33 million in 2013 (2012: $32 million; 2011: $31 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, and DSU plans.

During the year, we recorded gains of $93 million (2012: $37 million; 2011: $18 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2013, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $13 million (2012: $8 million).

CIBC 2013 ANNUAL REPORT	137

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. The defined benefit pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. Effective January 1, 2012, there is a two-year waiting period for new members to join our principal Canadian pension plan. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners.

Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

The following table presents the financial position of the defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans			Other post-employment plans
$ millions, as at or for the year ended October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation
Balance at beginning of year	$5,846	$4,973	$4,615	$655	$570	$536
Current service cost	184	161	150	11	9	9
Employee contributions	6	6	6	–	–	–
Interest cost on defined benefit obligation	274	278	260	29	30	29
Benefits paid	(257)	(236)	(222)	(26)	(26)	(27)
Foreign exchange rate changes	18	–	(9)	1	–	–
Net actuarial (gains) losses on defined benefit obligation	(68)	664	163	(21)	71	23
Plan amendments	–	–	10	1	1	–
Curtailment (gains) losses	(2)	–	–	6	–	–
Balance at end of year	$6,001	$5,846	$4,973	$656	$655	$570
Plan assets
Fair value at beginning of year	$5,548	$4,895	$4,608	$–	$–	$–
Expected return on plan assets (1)	359	315	292	–	–	–
Net actuarial gains (losses) on plan assets (1)	198	93	(60)	–	–	–
Employer contributions	452	476	281	26	26	27
Employee contributions	6	6	6	–	–	–
Benefits paid	(257)	(236)	(222)	(26)	(26)	(27)
Foreign exchange rate changes	17	–	(9)	–	–	–
Net transfer out	(1)	(1)	(1)	–	–	–
Fair value at end of year	$6,322	$5,548	$4,895	$–	$–	$–
Funded status surplus (deficit)	$321	$(298)	$(78)	$(656)	$(655)	$(570)
Unamortized net actuarial losses	531	827	257	62	91	23
Unamortized past service (gains) costs	–	–	1	(32)	(42)	(52)
Net defined benefit asset (liability)	$852	$529	$180	$(626)	$(606)	$(599)
Valuation allowance	(17)	(17)	(18)	–	–	–
Net defined benefit asset (liability), net of valuation allowance	$835	$512	$162	$(626)	$(606)	$(599)

(1)	The actual return on plan assets for the year ended October 31, 2013 was $557 million (2012: $408 million; 2011: $232 million).

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans			Other post-employment plans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Other assets	$883	$563	$221	$–	$–	$–
Other liabilities	(48)	(51)	(59)	(626)	(606)	(599)
	$835	$512	$162	$(626)	$(606)	$(599)

Included in the defined benefit obligation and fair value of plan assets at year end are the following amounts in respect of plans with defined benefit obligations in excess of fair value of assets:

	Pension plans			Other post-employment plans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation
Unfunded plans	$48	$48	$47	$656	$655	$570
Funded plans	282	5,317	4,490	–	–	–
	330	5,365	4,537	656	655	570
Fair value of plan assets	262	4,957	4,346	–	–	–
Funded status deficit	$(68)	$(408)	$(191)	$(656)	$(655)	$(570)

138	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

The net defined benefit plan expense is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011
Current service cost	$184	$161	$150	$11	$9	$9
Interest cost on defined benefit obligation	274	278	260	29	30	29
Expected return on plan assets	(359)	(315)	(292)	–	–	–
Recognition of past service (gains) costs	–	1	10	(9)	(9)	(10)
Net actuarial losses recognized during the year	31	1	1	8	3	1
Curtailment (gains) losses	(2)	–	–	6	–	–
	128	126	129	45	33	29
Change in valuation allowance	–	(1)	1	–	–	–
Net defined benefit plan expense recognized	$128	$125	$130	$45	$33	$29

Benefit and plan changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2013, 2012 or 2011.

Investment policy

CIBC’s Board of Directors has delegated the responsibility for establishing pension fund investment objectives and policies and monitoring pension investment policy to the Board’s Management Resources and Compensation Committee (MRCC). The MRCC is responsible for establishing investment policies such as asset mix, permitted investments, and use of derivatives.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of various asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions.

To reduce investment-specific risk and to enhance expected returns, investments are allocated among multiple asset classes, with publicly traded fixed income and equities in active markets, representing the most significant asset allocations. Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee composed of CIBC management. The PBIC has appointed investment managers, including CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC. These managers have investment discretion within established target asset mix ranges as set by the MRCC. Should the actual mix fall outside specified ranges, the assets are rebalanced as required to be within the target asset mix ranges. Similar committees exist for the management of our non-Canadian plans.

Risk management oversight as performed by PBIC and other committees includes but is not limited to the following activities:

•	Periodic ALM and strategic asset allocation studies;
•	Monitoring of funding levels and funding ratios;
•	Monitoring compliance with asset allocation guidelines and investment management agreements;
•	Monitoring asset class performance against asset class benchmarks; and
•	Monitoring investment manager performance against benchmarks.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans are as follows:

	Pension plans
	Target	Actual	Target	Actual	Target	Actual
	allocation	allocation	allocation	allocation	allocation	allocation
Asset category (1)	2013	2013	2012	2012	2011	2011
Equity (2)	52%	54%	52%	52%	52%	53%
Debt (2)	43	43	44	45	44	43
Real estate	–	–	–	–	–	1
Other (3)	5	3	4	3	4	3
	100%	100%	100%	100%	100%	100%

(1)	Categories are based upon risk classification including synthetic exposure through derivatives.
(2)	Pension benefit plans assets include CIBC or CIBC FirstCaribbean issued securities and deposits of $40 million (2012: $34 million), representing 0.6% of total plan assets (2012: 0.6%).
(3)	Includes insurance contract and investments in essential public assets, including transportation, communication, energy, education, and health-care projects.

Plan assumptions

The discount rate assumption used in determining pension and other post-employment benefit obligations and net defined benefit plan expense reflects the market yields, as of the measurement date, on high quality corporate bonds with cash flows that match expected benefit payments.

For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

In the U.S., U.K., and Caribbean region, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

CIBC 2013 ANNUAL REPORT	139

Consolidated financial statements

The weighted-average assumptions used to determine the defined benefit obligation and the benefit plan expenses are as follows:

	Pension plans			Other post-employment plans
For the year ended October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation as at October 31
Discount rate at end of the period	4.8%	4.6%	5.5%	4.7%	4.5%	5.5%
Rate of compensation increase	3.1%	3.1%	3.6%	3.0%	3.0%	3.5%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	4.6%	5.5%	5.6%	4.5%	5.5%	5.3%
Expected long-term rate of return on plan assets	6.3%	6.3%	6.4%	n/a	n/a	n/a
Rate of compensation increase	3.1%	3.6%	3.6%	3.0%	3.5%	3.5%

n/a	Not applicable.

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2013	2012	2011
Health-care cost trend rates assumed for next year	6.3%	6.4%	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029	2029

A 100 basis points change in assumed health-care cost trend rates would have the following effects:

	Aggregate service and interest costs			Defined benefit obligation
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011
100 basis points increase in rates	$3	$3	$3	$56	$56	$61
100 basis points decrease in rates	(2)	(2)	(3)	(47)	(47)	(50)

The following tables outline the impact of a change of 100 basis points in certain key assumptions used in measuring the defined benefit obligations and related expenses for our Canadian plans:

Estimated increase (decrease) in defined benefit plan expense for the year based on assumptions at the beginning of the year	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011
Discount rate
Decrease in assumption	$117	$68	$17	$11	$3	$2
Increase in assumption	(66)	(30)	(26)	(2)	(5)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	50	43	40	n/a	n/a	n/a
Increase in assumption	(50)	(43)	(40)	n/a	n/a	n/a
Rate of compensation increase
Decrease in assumption	(44)	(19)	(18)	–	–	–
Increase in assumption	48	20	20	–	–	–

n/a	Not applicable.

Estimated increase (decrease) in defined benefit obligation	Pension plans			Other post-employment plans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Discount rate
Decrease in assumption	$883	$893	$682	$93	$91	$79
Increase in assumption	(810)	(850)	(654)	(75)	(82)	(64)
Rate of compensation increase
Decrease in assumption	(184)	(192)	(120)	(1)	(1)	(1)
Increase in assumption	201	193	130	1	1	1

Defined contribution and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2013	2012	2011
Defined contribution pension plans	$11	$11	$11
Government pension plans (1)	84	79	78
	$95	$90	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

140	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Expenses if recognized as they arose

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

	Pension plans			Other post-employment plans			Total
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011
Defined benefit plans	$(169)	$694	$352	$26	$111	$61	$(143)	$805	$413
Defined contribution and other plans	95	90	89	–	–	–	95	90	89
	$(74)	$784	$441	$26	$111	$61	$(48)	$895	$502
History of experience adjustments

The history of defined benefit obligations, fair value of plan assets and experience adjustments is as follows:

	Pension plans			Other post-employment plans
$ millions, as at or for the year ended October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation	$6,001	$5,846	$4,973	$656	$655	$570
Fair value of plan assets	6,322	5,548	4,895	–	–	–
Funded status surplus (deficit)	$321	$(298)	$(78)	$(656)	$(655)	$(570)
Experience gains (losses) on plan liabilities for the year	$3	$(24)	$10	$2	$(14)	$8
Experience gains (losses) on plan assets for the year	198	93	(60)	–	–	–

Cash flows

Cash contributions

The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2012. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2013.

The minimum contributions for 2014 are anticipated to be $171 million for defined benefit pension plans and $29 million for other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

CIBC 2013 ANNUAL REPORT	141

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2013	2012	2011
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(96)	$(92)	$(22)
Current income tax expense	673	629	431
	577	537	409
Provision for deferred income taxes
Adjustments for prior years	82	88	25
Effect of changes in tax rates and laws	(2)	(8)	28
Origination and reversal of temporary differences	(9)	87	465
	71	167	518
	648	704	927
Other comprehensive income	(20)	(17)	(37)
Total comprehensive income	$628	$687	$890

Components of income tax

$ millions, for the year ended October 31	2013	2012	2011
Current income taxes
Federal	$309	$290	$216
Provincial	212	196	141
Foreign	29	29	15
	550	515	372
Deferred income taxes
Federal	35	122	273
Provincial	22	82	164
Foreign	21	(32)	81
	78	172	518
	$628	$687	$890

Deferred income tax balances are included in Other assets and Other liabilities, and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rate of 26.3% (2012: 26.5%; 2011: 28.2%) as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2013		2012		2011
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,065	26.3%	$1,071	26.5%	$1,073	28.2%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(100)	(2.5)	(116)	(2.9)	(11)	(0.3)
Tax-exempt income	(263)	(6.5)	(206)	(5.1)	(136)	(3.5)
Changes in income tax rate on deferred tax balances	(2)	–	(8)	(0.2)	28	0.7
Impact of equity-accounted income	(28)	(0.7)	(33)	(0.8)	(24)	(0.6)
Other	(24)	(0.6)	(4)	(0.1)	(3)	(0.1)
Income taxes in the consolidated statement of income	$648	16.0%	$704	17.4%	$927	24.4%

142	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Deferred income tax asset

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets
$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2013	Balance at beginning of year	$189	$62	$224	$46	$5	$96	$72	$–	$694
	Recognized in net income	13	7	(58)	(21)	16	(11)	(3)	1	(56)
	Recognized in OCI	–	–	–	–	–	–	–	–	–
	Other (2)	1	3	1	1	–	2	1	–	9
	Balance at end of year	$203	$72	$167	$26	$21	$87	$70	$1	$647
2012 (3)	Balance at beginning of year	$338	$69	$283	$50	$31	$83	$104	$–	$958
	Recognized in net income	(149)	(7)	(59)	(4)	(26)	13	(32)	–	(264)
	Recognized in OCI	–	–	–	–	–	–	–	–	–
	Other (2)	–	–	–	–	–	–	–	–	–
	Balance at end of year	$189	$62	$224	$46	$5	$96	$72	$–	$694
2011 (3)	Balance at beginning of year	$356	$76	$418	$36	$77	$665	$88	$157	$1,873
	Recognized in net income	(17)	(3)	(137)	16	(44)	(580)	19	(147)	(893)
	Recognized in OCI	–	–	1	–	–	–	–	(8)	(7)
	Other (2)	(1)	(4)	1	(2)	(2)	(2)	(3)	(2)	(15)
	Balance at end of year	$338	$69	$283	$50	$31	$83	$104	$–	$958

Deferred tax liabilities
$ millions, for the year ended October 31			Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2013	Balance at beginning of year		$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(32)	$(274)
	Recognized in net income		16	–	(4)	(7)	5	–	(25)	(15)
	Recognized in OCI		–	–	–	(14)	–	7	–	(7)
	Other (2)		–	–	–	(1)	(2)	–	1	(2)
	Balance at end of year		$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(56)	$(298)
2012 (3)	Balance at beginning of year		$(52)	$(17)	$(60)	$(54)	$(78)	$(34)	$(70)	$(365)
	Recognized in net income		(2)	9	(6)	36	15	–	45	97
	Recognized in OCI		–	–	–	–	–	1	(7)	(6)
	Other (2)		–	–	–	–	–	–	–	–
	Balance at end of year		$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(32)	$(274)
2011 (3)	Balance at beginning of year		$(65)	$(152)	$(57)	$(231)	$(104)	$(62)	$(80)	$(751)
	Recognized in net income		13	135	(3)	147	20	53	10	375
	Recognized in OCI		–	–	–	30	–	(25)	–	5
	Other (2)		–	–	–	–	6	–	–	6
	Balance at end of year		$(52)	$(17)	$(60)	$(54)	$(78)	$(34)	$(70)	$(365)

Net deferred tax asset as at October 31, 2013										$349
Net deferred tax asset as at October 31, 2012										$420
Net deferred tax asset as at October 31, 2011										$593

(1)	The tax loss carryforwards include $57 million (2012: $63 million; 2011: $61 million) that relate to operating losses (of which $43 million relate to the U.S., $2 million relate to Canada and $12 million relate to other jurisdictions) that expire in various years commencing in 2014, and $30 million (2012: $33 million; 2011: $22 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.
(3)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

The net deferred tax asset is included in Other assets and Other liabilities as follows:

$ millions, as at October 31	2013	2012
Other assets	$383	$457
Other liabilities	(34)	(37)
	$349	$420

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $805 million as at October 31, 2013 (2012: $717 million) of which $78 million (2012: $79 million) has no expiry date, and of which $727 million (2012: $638 million) expire within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. In response to a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) ordered and the Federal Court of Appeal confirmed that the Crown must submit amended replies. On July 30, 2013, the Crown filed a Fresh as Amended Reply with the TCC. On September 30, 2013, CIBC filed its Answer with the TCC. We expect the TCC trial on the deductibility of the Enron payments to commence in the latter part of 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $195 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

CIBC 2013 ANNUAL REPORT	143

Consolidated financial statements

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2013	2012	2011
Basic EPS
Net income attributable to equity shareholders	$3,403	$3,331	$2,867
Less: Preferred share dividends and premiums	99	158	177
Net income attributable to common shareholders	3,304	3,173	2,690
Weighted-average common shares outstanding (thousands)	400,880	403,685	396,233
Basic EPS	$8.24	$7.86	$6.79
Diluted EPS
Net income attributable to common shareholders	$3,304	$3,173	$2,690
Add: Dividends on Convertible Preferred Shares	–	–	38
Net income attributable to diluted common shareholders	3,304	3,173	2,728
Weighted-average common shares outstanding (thousands)	400,880	403,685	396,233
Add: Convertible Preferred Shares (1) (thousands)	–	–	9,609
Stock options potentially exercisable (2) (thousands)	381	460	854
Weighted-average diluted common shares outstanding (thousands)	401,261	404,145	406,696
Diluted EPS	$8.23	$7.85	$6.71

(1)	We have irrevocably renounced by way of a deed poll, our rights to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.
(2)	Excludes average options outstanding of 360,749 with a weighted-average exercise price of $94.71; average options outstanding of 1,513,903 with a weighted-average exercise price of $82.39; and average options outstanding of 1,263,670 with a weighted-average exercise price of $83.79 for the years ended October 31, 2013, 2012, and 2011, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

		Contract amounts
$ millions, as at October 31	2013	2012 (1)
Securities lending (2)	$24,157	$15,396
Unutilized credit commitments (3)	156,532	148,957
Backstop liquidity facilities	3,754	3,189
Standby and performance letters of credit	9,026	7,504
Documentary and commercial letters of credit	172	449
Underwriting commitments	486	184
Other	387	357
	$194,514	$176,036

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Excludes securities lending of $2.1 billion (2012: $1.6 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Includes $94.7 billion (2012: $91.3 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $56.3 billion (2012: $57.6 billion) of which $9.2 billion (2012: $9.5 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $44.6 billion (2012: $46.5 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $145 million (2012: $178 million) which are included in the table above.

144	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for both our consolidated sponsored ABCP programs, Crisp and Macro Trust, as well as our non-consolidated sponsored ABCP programs, Safe Trust and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Underwriting commitments

We act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2013	Payments	Receipts (2)
2014	$383	$84
2015	359	84
2016	331	87
2017	304	88
2018	267	89
2019 and thereafter	1,269	1,400

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $386 million (2012: $389 million; 2011: $384 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and is considered an investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2013
2014	$49
2015	48
2016	46
2017	45
2018	43
2019 and thereafter	414
645
Less: Future interest charges	251
Present value of finance lease commitments	$394

(1)	Total interest expense related to finance lease arrangements was $28 million (2012: $28 million; 2011: $28 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2013 and 2012 are not significant.

CIBC 2013 ANNUAL REPORT	145

Consolidated financial statements

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2013	2012 (1)
Sources of pledged assets and collateral (2)
Deposits with banks	$11	$14
Securities	14,103	8,113
National Housing Act mortgage backed securities (3)	34,143	37,457
Mortgages	11,365	10,332
Credit cards (4)	4,599	4,898
Other assets	2,727	4,120
	$66,948	$64,934
Uses of pledged assets and collateral
Securities lent	$11,793	$5,324
Obligations related to securities lent or sold under repurchase agreements	1,159	1,795
Secured borrowings	49,802	52,413
Derivative transactions (5)	3,262	4,531
Foreign governments and central banks (6)	246	278
Clearing systems, payment systems, depositories, and other (6)	686	593
	$66,948	$64,934

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Does not include over-collateralization of assets pledged.
(3)	Includes certain cash in transit balances related to the securitization process.
(4)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.6 billion with a fair value of $4.7 billion (2012: $4.9 billion with a fair value of $5.0 billion).
(5)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(6)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2013	2012
Collateral received and available for sale or re-pledging	$53,644	$44,718
Less: not sold or re-pledged	21,108	14,726
	$32,536	$29,992
Uses of pledged assets and collateral
Securities lent	$12,364	$10,072
Obligations related to securities lent or sold under repurchase agreements	5,827	6,429
Obligations related to securities sold short	13,327	13,035
Derivative transactions (1)	1,018	456
	$32,536	$29,992

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual is made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed below include all of CIBC’s accruals for legal matters as at October 31, 2013, including amounts related to the significant legal proceedings described below and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

146	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at October 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The matters underlying the estimated range as at October 31, 2013 consist of the significant legal proceedings described below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Lehman Brothers bankruptcy proceedings

We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. The plaintiffs have filed an appeal to the Ontario Court of Appeal which was heard in May 2013 and the court reserved its decision.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs have filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April 2013 denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May 2013, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal. In September 2013, the Ontario Court of Appeal granted the plaintiffs leave to appeal the decision denying class certification.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks have sought leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada released its decision in April granting leave to appeal. The appeal is scheduled to be heard in February 2014.

CIBC 2013 ANNUAL REPORT	147

Consolidated financial statements

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was heard in April and May 2013 and the court reserved its decision.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. The company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed. The motion for class certification in the Labourers’ action has been adjourned from February 2014 to May 2014.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was heard in August 2013 and the court reserved its decision.

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging Canadian Imperial Bank of Commerce breached the credit facility. In addition, in an asset purchase agreement between Oppenheimer and CIBC entered into in January 2008, Oppenheimer was required to pay CIBC World Markets Corp. a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC World Markets Corp. and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC World Markets Corp. filed an arbitration claim against Oppenheimer for US$25 million plus statutory interest and attorneys’ fees.

The following table presents changes in the provision:

$ millions, for the year ended October 31	2013	2012
Balance at beginning of year	$44	$43
Additional new provisions recognized	3	6
Less:
Amounts incurred and charged against existing provisions	(10)	(4)
Unused amounts reversed	–	(1)
Balance at end of year	$37	$44

148	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2013				2012 (1)
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (2)(3)(4)	$321,490	$36,292	$25,628	$383,410	$315,937	$34,796	$27,573	$378,306
Off-balance sheet
Credit-related arrangements
Financial institutions	$30,282	$1,749	$1,346	$33,377	$21,124	$1,239	$2,307	$24,670
Governments	5,731	2	1	5,734	4,972	35	43	5,050
Retail	101,525	–	83	101,608	97,412	–	3	97,415
Other	42,317	8,034	3,444	53,795	40,354	5,677	2,870	48,901
	$179,855	$9,785	$4,874	$194,514	$163,862	$6,951	$5,223	$176,036
Derivative instruments (5)(6)
By counterparty type
Financial institutions (7)	$3,861	$3,063	$9,131	$16,055	$5,768	$5,154	$10,451	$21,373
Governments	2,619	–	5	2,624	4,045	–	6	4,051
Other	738	119	165	1,022	1,135	152	83	1,370
	7,218	3,182	9,301	19,701	10,948	5,306	10,540	26,794
Less: effect of master netting agreements (7)	(5,240)	(2,442)	(6,623)	(14,305)	(8,518)	(4,144)	(7,408)	(20,070)
Total derivative instruments	$1,978	$740	$2,678	$5,396	$2,430	$1,162	$3,132	$6,724

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(3)	Includes Canadian currency of $323.8 billion (2012: $320.1 billion) and foreign currencies of $59.6 billion (2012: $58.2 billion).
(4)	Includes loans and acceptances, net of allowance for credit losses, totalling $256.4 billion (2012: $252.7 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(5)	Also included in the on-balance sheet major assets in the table.
(6)	Does not include exchange-traded derivatives of $246 million (2012: $245 million).
(7)	Includes positive fair value (net of CVA) of $91 million (2012: $269 million) on notional amounts of $4.9 billion (2012: $6.5 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

CIBC 2013 ANNUAL REPORT	149

Consolidated financial statements

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity-method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms, as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of the bank.

Key management personnel and their affiliates

As at October 31, 2013, loans(3) to directors and their affiliates totalled $33 million (2012: $43 million), letters of credit and guarantees were nil (2012: nil), and the undrawn credit commitments(4) totalled $42 million (2012: $32 million).

As at October 31, 2013, loans to senior officers and their affiliates totalled $275 million (2012: $207 million), letters of credit and guarantees totalled $322 million (2012: $155 million), and the undrawn credit commitments totalled $513 million (2012: $631 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2013 and 2012.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (referred to as Directors); and Senior Executive Team (SET) and certain named officers per the Bank Act (collectively referred to as Senior officers). Board members who are also SET members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.
(3)	Comprises nil (2012: nil) related to directors and their dependants and $33 million (2012: $43 million) related to entities over which directors and their dependants have significant influence.
(4)	Comprises $1 million (2012: $1 million) related to directors and their dependants and $41 million (2012: $31 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2013		2012
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$1	$24	$1	$24
Post-employment benefits	–	3	–	2
Share-based benefits (2)	2	26	3	25
Termination benefits	–	–	–	1
Total compensation	$3	$53	$4	$52

(1)	Comprises salaries, statutory and non-statutory benefits, and pension expenses related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related party transactions between CIBC and the post-employment benefit plans.

Equity-accounted joint ventures and associates

See Note 26 for details of our equity-accounted joint ventures and associates.

150	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 26	Investments in equity-accounted joint ventures and associates

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2013, the carrying value of our investments in the joint ventures was $286 million (2012: $267 million), which was included in Corporate and Other.

As at October 31, 2013, loans to the joint ventures totalled $29 million (2012: nil) and undrawn credit commitments totalled $71 million (2012: $100 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, as at or for the year ended October 31	2013	2012	2011
Assets	$3,361	$3,485	$2,903
Liabilities	3,084	3,227	2,642
Revenue	165	165	211
Net income	47	53	84

Associates

As at October 31, 2013, the total carrying value of our investments was $1,427 million (2012: $1,368 million). These investments comprise: listed associates with a carrying value of $331 million (2012: $336 million) and a fair value of $321 million (2012: $310 million); and unlisted associates with a carrying value of $1,096 million (2012: $1,032 million) and a fair value of $1,383 million (2012: $1,082 million). Of the total carrying value of our investments in associates, $934 million (2012: $890 million) was included in Wealth Management, $338 million (2012: $318 million) in Wholesale Banking, and $155 million (2012: $160 million) in Corporate and Other.

As at October 31, 2013, loans to associates totalled $213 million (2012: $352 million) and unutilized credit commitments totalled $29 million (2012: $28 million). We also had commitments to invest up to $4 million (2012: $4 million) in our associates.

There were no unrecognized share of losses of any associate, either for the year or cumulatively. In 2013, 2012 and 2011, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the significant equity-accounted associates:

$ millions, as at or for the year ended October 31	2013	2012	2011
Assets	$3,262	$2,892	$2,301
Liabilities	2,614	2,250	1,842
Revenue	727	693	137
Net income	92	107	27

CIBC 2013 ANNUAL REPORT	151

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2013

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, NY, U.S.
CIBC World Markets Corp.	New York, NY, U.S.
Canadian Imperial Holdings Inc.	New York, NY, U.S.
CIBC Inc.	New York, NY, U.S.
CIBC Capital Corporation	New York, NY, U.S.
CIBC Delaware Funding Corp.	New York, NY, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	488
CIBC World Markets (Japan) Inc.	Tokyo, Japan	43
CIBC Australia Ltd.	Sydney, New South Wales, Australia	21

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation and CIBC Delaware Funding Corp., which were incorporated or organized under the laws of the State of Delaware, U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SPEs where we have control. See Note 6 for additional details.

152	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and over 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared with consolidated CIBC results.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2013

There were no significant changes made to our business segments during the year.

2012

Revenue, taxable equivalent basis

SBUs evaluate interest income included in revenue on a taxable equivalent basis (TEB). In order to arrive at the TEB amount, the SBUs gross up tax-exempt interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Simultaneously, an equivalent amount is booked as an income tax expense; hence there is no impact on net income of the SBUs. This measure enables comparability of interest income arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in interest income and income tax expense in Corporate and Other. Prior year information has been reclassified accordingly.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the revenue of the exited FirstLine broker channel has been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

2011

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Accordingly, wealth management and international banking operations (CIBC FirstCaribbean) were reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets which includes the remaining businesses was renamed Retail and Business Banking.

In the third quarter, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities.

CIBC 2013 ANNUAL REPORT	153

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2013	Net interest income (2)	$5,855	$186	$1,432	$(18)	$7,455	$6,754	$146	$463	$92
	Non-interest income	2,126	1,960	824	418	5,328	4,314	304	533	177
	Intersegment revenue (3)	338	(343)	5	–	–	–	–	–	–
	Total revenue	8,319	1,803	2,261	400	12,783	11,068	450	996	269
	Provision for (reversal of) credit losses	930	1	44	146	1,121	941	(8)	153	35
	Amortization and impairment (4)	90	14	5	245	354	289	23	37	5
	Other non-interest expenses	4,057	1,283	1,314	606	7,260	6,461	252	398	149
	Income before income taxes	3,242	505	898	(597)	4,048	3,377	183	408	80
	Income taxes (2)	779	117	182	(430)	648	539	48	43	18
	Net income (loss)	$2,463	$388	$716	$(167)	$3,400	$2,838	$135	$365	$62
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(3)	$(3)	$–	$–	$(3)	$–
	Equity shareholders	$2,463	$388	$716	$(164)	$3,403	$2,838	$135	$368	$62
	Average assets (5)	$254,861	$3,959	$124,449	$20,677	$403,946	$359,915	$18,075	$19,612	$6,344
2012(6)	Net interest income (2)	$5,791	$187	$1,150	$198	$7,326	$6,574	$202	$474	$76
	Non-interest income	2,069	1,783	908	463	5,223	4,290	255	506	172
	Intersegment revenue (3)	294	(296)	2	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,154	1,674	2,060	661	12,549	10,864	457	980	248
	Provision for (reversal of) credit losses	1,080	–	142	69	1,291	997	177	118	(1)
	Amortization and impairment (4)	89	8	3	257	357	287	23	40	7
	Other non-interest expenses	3,970	1,224	1,112	552	6,858	6,139	231	338	150
	Income before income taxes	3,015	442	803	(217)	4,043	3,441	26	484	92
	Income taxes (2)	729	103	190	(318)	704	664	(24)	39	25
	Net income (loss)	$2,286	$339	$613	$101	$3,339	$2,777	$50	$445	$67
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$8	$8	$–	$–	$8	$–
	Equity shareholders	$2,286	$339	$613	$93	$3,331	$2,777	$50	$437	$67
	Average assets (5)	$253,244	$4,035	$117,914	$22,189	$397,382	$356,515	$14,139	$20,328	$6,400
2011	Net interest income (2)	$5,625	$179	$898	$360	$7,062	$6,348	$200	$438	$76
	Non-interest income	2,137	1,740	1,160	336	5,373	4,147	458	574	194
	Intersegment revenue (3)	283	(283)	–	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,045	1,636	2,058	696	12,435	10,495	658	1,012	270
	Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144	1,013	19	93	19
	Amortization and impairment (4)	83	7	3	463	556	281	22	245	8
	Other non-interest expenses	3,951	1,234	1,215	530	6,930	6,161	274	347	148
	Income before income taxes	2,915	391	793	(294)	3,805	3,040	343	327	95
	Income taxes (2)	731	112	250	(166)	927	720	138	44	25
	Net income (loss)	$2,184	$279	$543	$(128)	$2,878	$2,320	$205	$283	$70
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$1	$10	$11	$–	$1	$10	$–
	Equity shareholders	$2,184	$279	$542	$(138)	$2,867	$2,320	$204	$273	$70
	Average assets (5)	$256,362	$3,352	$110,612	$24,201	$394,527	$339,245	$22,756	$19,332	$13,194

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $357 million (2012: $281 million; 2011: $189 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes $203 million of impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2013	2012	2011
Retail and Business Banking
Personal banking	$6,586	$6,309	$6,270
Business banking	1,520	1,501	1,411
Other	213	344	364
	$8,319	$8,154	$8,045
Wealth Management
Retail brokerage	$1,060	$1,014	$1,082
Asset management	621	560	456
Private wealth management	122	100	98
	$1,803	$1,674	$1,636
Wholesale Banking (1)
Capital markets	$1,268	$1,195	$1,099
Corporate and investment banking	931	801	948
Other	62	64	11
	$2,261	$2,060	$2,058
Corporate and Other (1)
International banking	$593	$582	$566
Other	(193)	79	130
	$400	$661	$696

(1)	Wholesale Banking revenue includes a TEB adjustment of $357 million (2012: $281 million; 2011: $189 million) with an equivalent offset in Corporate and Other.

154	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2013	Cash and deposit with banks	$16	$1,749	$3,399	$–	$–	$–	$–	$5,164	$1,215	$6,379
	Securities	3,325	16,218	6,355	–	–	–	2,059	27,957	44,025	71,982
	Cash collateral on securities borrowed	995	–	2,422	–	–	–	–	3,417	–	3,417
	Securities purchased under resale agreements	9,228	3,184	12,899	–	–	–	–	25,311	–	25,311
	Loans	42,656	2,481	603	167,488	22,749	8,457	3,089	247,523	829	248,352
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,698)	(1,698)
	Derivative instruments	1,022	2,624	16,055	–	–	–	–	19,701	246	19,947
	Customers’ liability under acceptances	7,816	1,714	190	–	–	–	–	9,720	–	9,720
	Other assets	157	1,737	2,986	–	–	–	–	4,880	10,099	14,979
	Total credit exposure	$65,215	$29,707	$44,909	$167,488	$22,749	$8,457	$5,148	$343,673	$54,716	$398,389
2012 (1)	Total credit exposure	$60,396	$31,761	$45,604	$167,665	$21,313	$9,950	$6,660	$343,349	$50,036	$393,385
(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

CIBC 2013 ANNUAL REPORT	155

Consolidated financial statements

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2013	Interest income
	Loans	$9,788	$7	$–	$–	$9,795
	Securities	–	1,237	389	5	1,631
	Securities borrowed or purchased under resale agreements	347	–	–	–	347
	Deposits with banks	38	–	–	–	38
		$10,173	$1,244	$389	$5	$11,811
	Interest expense
	Deposits	$3,523	$–	$–	$18	$3,541
	Securities sold short	–	334	–	–	334
	Securities lent or sold under repurchase agreements	102	–	–	–	102
	Subordinated indebtedness	193	–	–	–	193
	Capital Trust securities	136	–	–	–	136
	Other	50	–	–	–	50
		$4,004	$334	$–	$18	$4,356
2012 (1)	Interest income
	Loans	$10,016	$4	$–	$–	$10,020
	Securities	–	1,103	409	10	1,522
	Securities borrowed or purchased under resale agreements	323	–	–	–	323
	Deposits with banks	42	–	–	–	42
		$10,381	$1,107	$409	$10	$11,907
	Interest expense
	Deposits	$3,618	$–	$–	$12	$3,630
	Securities sold short	–	333	–	–	333
	Securities lent or sold under repurchase agreements	156	–	–	–	156
	Subordinated indebtedness	208	–	–	–	208
	Capital Trust securities	144	–	–	–	144
	Other	110	–	–	–	110
		$4,236	$333	$–	$12	$4,581
2011	Interest income
	Loans	$10,182	$2	$–	$–	$10,184
	Securities	–	981	421	19	1,421
	Securities borrowed or purchased under resale agreements	365	–	–	–	365
	Deposits with banks	63	–	–	–	63
		$10,610	$983	$421	$19	$12,033
	Interest expense
	Deposits	$3,828	$–	$–	$15	$3,843
	Securities sold short	–	388	–	–	388
	Securities lent or sold under repurchase agreements	264	–	–	–	264
	Subordinated indebtedness	215	–	–	–	215
	Capital Trust securities	142	–	–	–	142
	Other	119	–	–	–	119
		$4,568	$388	$–	$15	$4,971

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

156	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 31	Future accounting policy changes

The following standards or amendments are effective for us in fiscal 2014:

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise, (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation, and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. Retrospective application of the amendments will result in a pre-tax decrease of approximately $230 million in shareholder’s equity (a combination of AOCI and retained earnings) as at November 1, 2011 (after-tax decrease of approximately $180 million) due to the recognition in equity of $280 million of pre-tax unamortized actuarial losses and approximately $50 million of pre-tax unamortized past service gains as at October 31, 2011. Retrospective application will also result in an increase in our post-employment defined benefit expense of approximately $50 million for the year ended October 31, 2012 (after-tax increase of approximately $35 million) and an increase of approximately $70 million for the year ended October 31, 2013 (after-tax increase of approximately $50 million). In addition, the remeasurement of the funded status of our post-employment defined benefit plans through OCI will result in a decrease in OCI of approximately $600 million for the year ended October 31, 2012 (after-tax decrease of approximately $440 million) and an increase in OCI of approximately $385 million for the year ended October 31, 2013 (after-tax increase of approximately $285 million). The cumulative impact of the above will result in a pre-tax decrease of approximately $565 million in shareholder’s equity as at October 31, 2013 (after-tax decrease of approximately $420 million).

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 replaces the consolidation guidance in IAS 27 “Separate Financial Statements” and Standards Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities”. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control results from an investor having: (i) power over the investee, (ii) exposure or rights to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 will require retrospective application to the opening balance sheet as at November 1, 2012 and require us to deconsolidate CIBC Capital Trust from the consolidated financial statements. Upon deconsolidation of CIBC Capital Trust, we will exclude the Capital Trust securities issued by CIBC Capital Trust from our consolidated balance sheet and will instead recognize an equivalent amount of senior deposit notes issued by CIBC to CIBC Capital Trust in Business and government deposits. Otherwise, the adoption of IFRS 10 is not expected to have a significant impact on our consolidated financial statements.

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 requires entities which had previously accounted for joint ventures using proportionate consolidation to collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, the adoption of IFRS 11 will not impact our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the nature of, and risks associated with, its interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, and the effects of those interests on our consolidated financial statements. IFRS 12 is not expected to impact our consolidated financial statements, but will result in additional disclosures.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single standard for measuring fair value and providing expanded disclosures about fair value measurements. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, IFRS 13 is not expected to have a significant impact on how we determine fair value but will result in additional disclosures.

IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. The amendments are required to be adopted retrospectively. The amendments are not expected to impact our consolidated financial statements, but will result in additional disclosures.

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until fiscal 2015 or later:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the effective date for the amendments to IAS 32 for us is November 1, 2014. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be adopted retrospectively.

IFRIC 21, Levies – Issued in May, 2013, the effective date for the interpretation for us is November 1, 2014. The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that an obligating event, as identified by the legislation, would trigger the recognition of a liability to pay a levy. If the obligating event occurs over a period of time, the liability shall be recognized progressively over that period of time.

IFRS 9 “Financial Instruments” – In November 2009, the IASB issued the first phase of a three phase IFRS 9 project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard was subsequently amended in October 2010. The first phase of IFRS 9 provides guidance on the recognition, classification, reclassification and measurement of financial assets and financial liabilities along with guidance on the derecognition of financial assets and financial liabilities. The second and third phases of this project address impairment of financial assets and hedge accounting, respectively.

The initial release of IFRS 9 required financial assets to be classified as either amortized cost or fair value based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Most of the requirements for classification and measurement of financial liabilities were carried forward from IAS 39 to IFRS 9 but the requirements related to the fair value option for financial liabilities were changed such that the effects of changes in the liability’s credit risk on its fair value would be recognized in Other comprehensive income rather than in net income.

In November 2012, the IASB proposed limited amendments in an exposure draft, which introduced a fair value through OCI measurement category for qualifying debt instruments.

In November 2013, the IASB issued three amendments affecting IFRS 9, IAS 7 and IAS 39. The first amendment sets out new hedge accounting requirements. The second amendment allows entities to apply the accounting for changes from own credit risk in isolation without applying the other requirements of IFRS 9. The third amendment removes the mandatory effective date of the IFRS 9 from January 1, 2015 to a new date that will be determined when IFRS 9 is closer to completion.

The macro hedging project and the last phase on impairment are currently under development. We understand that some aspects of the classification and measurement guidance in IFRS 9 may be further amended. As a result of uncertainties with regard to all three phases of IFRS 9, it is impractical to quantify the impact of IFRS 9, but we will continue to monitor all developments in this project to assess the impact on our consolidated financial statements.

CIBC 2013 ANNUAL REPORT	157

Consolidated financial statements

Note 32	Subsequent event

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction will result in an after-tax gain, net of associated expenses, of approximately $50 million in the first quarter of 2014.

158	CIBC 2013 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2013				2012
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$1,894	$1,883	$1,823	$1,855	$1,848	$1,883	$1,753	$1,842
Non-interest income	1,306	1,380	1,316	1,326	1,311	1,266	1,331	1,315
Total revenue	3,200	3,263	3,139	3,181	3,159	3,149	3,084	3,157
Provision for credit losses	271	320	265	265	328	317	308	338
Non-interest expenses	1,932	1,874	1,821	1,987	1,829	1,831	1,764	1,791
Income before taxes	997	1,069	1,053	929	1,002	1,001	1,012	1,028
Income taxes	161	179	177	131	150	160	201	193
Net income	$836	$890	$876	$798	$852	$841	$811	$835
Net income (loss) attributable to non-controlling interests	(7)	–	2	2	2	2	1	3
Preferred shareholders	24	25	25	25	29	29	44	56
Common shareholders	819	865	849	771	821	810	766	776
Net income attributable to equity shareholders	$843	$890	$874	$796	$850	$839	$810	$832

Condensed consolidated balance sheet

	2013				2012
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$6,379	$8,364	$6,950	$5,636	$4,727	$8,799	$6,157	$6,260
Securities	71,982	68,087	71,411	67,020	65,334	61,977	62,538	64,805
Securities borrowed or purchased under resale agreements	28,728	31,535	26,486	29,058	28,474	32,957	26,560	24,701
Loans
Residential mortgages	150,938	149,440	148,768	149,008	150,056	151,157	151,103	151,458
Personal and credit card	49,213	49,332	49,547	49,583	50,476	50,415	50,606	50,299
Business and government	48,201	46,384	46,195	44,619	43,624	43,860	42,602	41,691
Allowance for credit losses	(1,698)	(1,759)	(1,756)	(1,820)	(1,860)	(1,884)	(1,856)	(1,849)
Derivative instruments	19,947	20,715	25,454	25,085	27,039	28,802	25,911	30,388
Customers’ liability under acceptances	9,720	10,824	9,538	9,749	10,436	10,068	9,032	9,120
Other assets	14,979	14,625	15,112	14,845	15,079	14,859	14,805	14,576
	$398,389	$397,547	$397,705	$392,783	$393,385	$401,010	$387,458	$391,449
Liabilities and equity
Deposits
Personal	$125,034	$121,861	$120,369	$119,148	$118,153	$118,080	$117,798	$117,444
Business and government	133,100	134,303	129,962	129,022	125,055	129,199	121,332	120,150
Bank	5,592	6,155	5,629	5,218	4,723	6,723	5,077	5,575
Secured borrowings	49,802	49,171	51,393	52,916	52,413	51,094	52,904	52,968
Derivative instruments	19,724	20,476	25,073	24,551	27,091	29,092	26,166	30,808
Acceptances	9,721	10,824	9,547	9,797	10,481	10,072	9,032	9,128
Obligations related to securities lent or sold short or under repurchase agreements	20,313	21,299	20,849	18,289	21,259	22,755	20,735	21,406
Capital Trust securities	1,638	1,632	1,691	1,669	1,678	1,672	1,617	1,679
Other liabilities	10,808	9,690	10,878	10,207	10,671	10,488	11,256	10,876
Subordinated indebtedness	4,228	4,218	4,802	4,791	4,823	4,828	5,112	5,129
Equity	18,429	17,918	17,512	17,175	17,038	17,007	16,429	16,286
	$398,389	$397,547	$397,705	$392,783	$393,385	$401,010	$387,458	$391,449

CIBC 2013 ANNUAL REPORT	159

Select financial measures

	2013				2012
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	19.9%	21.6%	22.3%	19.9%	21.7%	21.8%	22.1%	22.4%
Return on average assets	0.82%	0.88%	0.89%	0.79%	0.85%	0.84%	0.84%	0.84%
Average common shareholders’ equity ($ millions)	$16,355	$15,921	$15,583	$15,361	$15,077	$14,760	$14,095	$13,826
Average assets ($ millions)	$405,634	$403,081	$404,782	$402,313	$401,092	$400,543	$391,646	$396,122
Average assets to average common equity	24.8	25.3	26.0	26.2	26.6	27.1	27.8	28.7
Basel III – All-in basis
Common equity Tier 1 ratio	9.4%	9.3%	9.7%	9.6%	n/a	n/a	n/a	n/a
Tier 1 capital ratio	11.6%	11.6%	12.2%	12.0%	n/a	n/a	n/a	n/a
Total capital ratio	14.6%	14.7%	15.5%	15.3%	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio	n/a	n/a	n/a	n/a	13.8%	14.1%	14.1%	14.3%
Total capital ratio	n/a	n/a	n/a	n/a	17.3%	17.7%	17.7%	18.1%
Net interest margin	1.85%	1.85%	1.85%	1.83%	1.83%	1.87%	1.82%	1.85%
Efficiency ratio	60.4%	57.4%	58.0%	62.5%	57.9%	58.1%	57.2%	56.7%

Common share information

	2013				2012
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Average shares outstanding (thousands)	399,819	399,952	400,400	403,332	405,404	405,165	403,058	401,099
Per share
– basic earnings	$2.05	$2.16	$2.12	$1.91	$2.02	$2.00	$1.90	$1.94
– diluted earnings	2.05	2.16	2.12	1.91	2.02	2.00	1.90	1.93
– dividends	0.96	0.96	0.94	0.94	0.94	0.90	0.90	0.90
– book value (1)	41.44	40.11	39.11	38.07	37.48	36.57	35.22	34.31
Share price (2)
– high	88.70	80.64	84.70	84.10	78.56	74.68	78.00	78.00
– low	76.91	74.10	77.02	76.70	72.97	69.70	73.27	68.43
– close	88.70	77.93	80.57	83.20	78.56	73.35	74.53	76.25
Dividend payout ratio	46.9%	44.4%	44.2%	49.2%	46.4%	45.0%	47.4%	46.5%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

160	CIBC 2013 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

	IFRS			Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2013	2012 (1)	2011	2010	2009	2008	2007	2006	2005	2004
Net interest income	$7,455	$7,326	$7,062	$6,204	$5,394	$5,207	$4,558	$4,435	$4,937	$5,258
Non-interest income	5,328	5,223	5,373	5,881	4,534	(1,493)	7,508	6,916	7,561	6,573
Total revenue	12,783	12,549	12,435	12,085	9,928	3,714	12,066	11,351	12,498	11,831
Provision for credit losses	1,121	1,291	1,144	1,046	1,649	773	603	548	706	628
Non-interest expenses	7,614	7,215	7,486	7,027	6,660	7,201	7,612	7,488	10,865	8,307
Income (loss) before income taxes	4,048	4,043	3,805	4,012	1,619	(4,260)	3,851	3,315	927	2,896
Income taxes	648	704	927	1,533	424	(2,218)	524	640	789	790
Non-controlling interests	–	–	–	27	21	18	31	29	170	15
Net income (loss)	$3,400	$3,339	$2,878	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091
Net income (loss) attributable to non-controlling interests	$(3)	$8	$11	$–	$–	$–	$–	$–	$–	$–
Preferred shareholders	99	158	177	169	162	119	171	132	125	100
Common shareholders	3,304	3,173	2,690	2,283	1,012	(2,179)	3,125	2,514	(157)	1,991
Net income (loss) attributable to equity shareholders	$3,403	$3,331	$2,867	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Condensed consolidated balance sheet

	IFRS			Canadian GAAP
Unaudited, $ millions, as at October 31	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Assets
Cash and deposits with banks	$6,379	$4,727	$5,142	$12,052	$7,007	$8,959	$13,747	$11,853	$11,852	$12,203
Securities	71,982	65,334	60,295	77,608	77,576	79,171	86,500	83,498	67,764	67,316
Securities borrowed or purchased under resale agreements	28,728	28,474	27,479	37,342	32,751	35,596	34,020	25,432	18,514	18,165
Loans
Residential mortgages	150,938	150,056	150,509	93,568	86,152	90,695	91,664	81,358	77,216	72,592
Personal and credit card	49,213	50,476	50,586	46,462	45,677	42,953	38,334	35,305	34,853	35,000
Business and government	48,201	43,624	39,663	38,582	37,343	39,273	34,099	30,404	31,350	31,737
Allowance for credit losses	(1,698)	(1,860)	(1,803)	(1,720)	(1,960)	(1,446)	(1,443)	(1,442)	(1,636)	(1,825)
Derivative instruments	19,947	27,039	28,270	24,682	24,696	28,644	24,075	17,122	20,309	23,710
Customers’ liability under acceptances	9,720	10,436	9,454	7,684	8,397	8,848	8,024	6,291	5,119	4,778
Other assets	14,979	15,079	14,163	15,780	18,305	21,237	13,158	14,163	15,029	15,088
	$398,389	$393,385	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764
Liabilities and equity
Deposits
Personal	$125,034	$118,153	$116,592	$113,294	$108,324	$99,477	$91,772	$81,829	$75,973	$73,392
Business and government	133,100	125,055	117,143	127,759	107,209	117,772	125,878	107,468	106,226	105,362
Bank	5,592	4,723	4,177	5,618	7,584	15,703	14,022	13,594	10,535	11,823
Secured borrowings	49,802	52,413	51,308	–	–	–	–	–	–	–
Derivative instruments	19,724	27,091	28,792	26,489	27,162	32,742	26,688	17,330	20,128	23,990
Acceptances	9,721	10,481	9,489	7,684	8,397	8,848	8,249	6,297	5,119	4,778
Obligations related to securities lent or sold short or under repurchase agreements	20,313	21,259	21,730	37,893	43,369	44,947	42,081	44,221	29,208	29,010
Capital Trust securities	1,638	1,678	1,594	–	–	–	–	–	–	–
Other liabilities	10,808	10,671	11,704	12,572	13,693	13,167	13,728	14,716	16,002	13,258
Subordinated indebtedness	4,228	4,823	5,138	4,773	5,157	6,658	5,526	5,595	5,102	3,889
Preferred share liabilities	–	–	–	–	600	600	600	600	600	1,043
Non-controlling interests	177	172	164	168	174	185	145	12	746	39
Shareholders’ equity	18,252	16,866	15,927	15,790	14,275	13,831	13,489	12,322	10,731	12,180
	$398,389	$393,385	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764

CIBC 2013 ANNUAL REPORT	161

Select financial measures

	IFRS			Canadian GAAP
Unaudited, as at or for the year ended October 31	2013	2012 (1)	2011	2010	2009	2008	2007	2006	2005	2004
Return on equity	20.9%	22.0%	22.2%	19.4%	9.4%	(19.4)%	28.7%	27.9%	(1.6)%	18.7%
Return on average assets	0.84%	0.84%	0.73%	0.71%	0.33%	(0.60)%	1.00%	0.91%	(0.01)%	0.74%
Average common shareholders’ equity ($ millions)	$15,807	$14,442	$12,145	$11,772	$10,731	$11,261	$10,905	$9,016	$9,804	$10,633
Average assets ($ millions)	$403,946	$397,382	$394,527	$345,943	$350,706	$344,865	$328,520	$291,277	$288,845	$280,810
Average assets to average common equity	25.6	27.5	32.5	29.4	32.7	30.6	30.1	32.3	29.5	26.4
Basel III – All-in basis
Common Equity Tier 1 ratio	9.4%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tier 1 capital ratio	11.6%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total capital ratio	14.6%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio (2)	n/a	13.8%	14.7%	13.9%	12.1%	10.5%	9.7%	10.4%	8.5%	10.5%
Total capital ratio (2)	n/a	17.3%	18.4%	17.8%	16.1%	15.4%	13.9%	14.5%	12.7%	12.8%
Net interest margin	1.85%	1.84%	1.79%	1.79%	1.54%	1.51%	1.39%	1.52%	1.71%	1.87%
Efficiency ratio	59.6%	57.5%	60.2%	58.1%	67.1%	n/m	63.1%	66.0%	86.9%	70.2%

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Capital measures for fiscal year 2011 and prior fiscal years are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.
n/m	Not meaningful.

Condensed consolidated statement of changes in equity

	IFRS			Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2013	2012	2011	2010	2009		2008		2007		2006	2005	2004
Balance at beginning of year	$17,038	$16,091	$14,799	$14,275	$13,831		$13,489		$12,322		$10,731	$12,180	$12,071
Adjustment for change in accounting policy	–	–	–	–	(6	) (1)	(66	) (2)	(50	) (3)	–	10 (4)	6 (5)
Premium on purchase of common shares	(422)	(118)	–	–	–		–		(277)		–	(1,035)	(1,084)
Premium on redemption of preferred shares	–	(30)	(12)	–	–		–		(32)		–	–	–
Changes in share capital
Preferred	–	(1,050)	(400)	–	525		300		(50)		–	598	133
Common	(16)	393	572	563	178		2,926		92		93	(17)	19
Changes in contributed surplus	(3)	(8)	(5)	4	(4)		–		26		12	(1)	9
Changes in OCI	45	19	(171)	9	72		650		(650)		(115)	49	(196)
Net income (loss)	3,403	3,331	2,867	2,452	1,174		(2,060)		3,296		2,646	(32)	2,091
Dividends
Preferred	(99)	(128)	(165)	(169)	(162)		(119)		(139)		(132)	(125)	(100)
Common	(1,523)	(1,470)	(1,391)	(1,350)	(1,328)		(1,285)		(1,044)		(924)	(902)	(781)
Non-controlling interests	5	8	(4)	–	–		–		–		–	–	–
Other	1	–	1	6	(5)		(4)		(5)		11	6	12
Balance at end of year	$18,429	$17,038	$16,091	$15,790	$14,275		$13,831		$13,489		$12,322	$10,731	$12,180

(1)	Represents the impact of changing the measurement date for employee future benefits.
(2)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”.
(3)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.
(4)	Represents the effect of implementing CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.
(5)	Represents the effect of implementing CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

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Common share information

Unaudited, as at or for the year ended October 31	IFRS			Canadian GAAP
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Average number outstanding (thousands)	400,880	403,685	396,233	387,802	381,677	370,229	336,092	335,135	339,263	355,735
Per share
– basic earnings (loss)	$8.24	$7.86	$6.79	$5.89	$2.65	$(5.89)	$9.30	$7.50	$(0.46)	$5.60
– diluted earnings (loss) (1)	8.23	7.85	6.71	5.87	2.65	(5.89)	9.21	7.43	(0.46)	5.53
– dividends	3.80	3.64	3.51	3.48	3.48	3.48	3.11	2.76	2.66	2.20
– book value (2)	41.44	37.48	32.88	32.17	28.96	29.40	33.31	29.59	25.00	29.92
Share price (3)
– high	88.70	78.56	85.49	79.50	69.30	99.81	106.75	87.87	80.80	73.90
– low	74.10	68.43	67.84	61.96	37.10	49.00	87.00	72.90	67.95	59.35
– close	88.70	78.56	75.10	78.23	62.00	54.66	102.00	87.60	72.20	73.90
Dividend payout ratio	46.1%	46.3%	51.7%	59.1%	>100%	n/m	33.4%	36.8%	n/m	39.2%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.
n/m	Not meaningful.

Dividends on preferred shares (1)

Unaudited, for the year ended October 31	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Class A
Series 15	$–	$–	$–	$–	$–	$–	$–	$–	$–	$1.0709
Series 16	–	–	–	–	–	–	–	–	–	1.8456
Series 17	–	–	–	–	–	–	–	–	–	1.3551
Series 18	–	1.3694	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
Series 19	–	–	–	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
Series 20	–	–	–	–	–	–	–	–	1.5780	1.6908
Series 21	–	–	–	–	–	–	–	–	1.5095	1.5000
Series 22	–	–	–	–	–	–	–	–	1.9518	2.0520
Series 23	–	–	–	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250
Series 24	–	–	–	–	–	–	0.3750	1.5000	1.5000	1.5000
Series 25	–	–	–	–	–	–	1.1250	1.5000	1.5000	1.5000
Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375
Series 27	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.5484
Series 28	–	–	0.0400	0.0800	0.0800	0.0800	0.0800	0.0800	0.0799	0.1996
Series 29	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	–
Series 30	–	–	0.9000	1.2000	1.2000	1.2000	1.2000	1.2000	1.1938	–
Series 31	–	0.2938	1.1750	1.1750	1.1750	1.1750	1.1298	–	–	–
Series 32	–	0.5625	1.1250	1.1250	1.1250	1.1250	0.7995	–	–	–
Series 33	1.3375	1.3375	1.3375	1.3375	1.5271	–	–	–	–	–
Series 35	1.6250	1.6250	1.6250	1.6250	1.1909	–	–	–	–	–
Series 37	1.6250	1.6250	1.6250	1.6250	1.0607	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

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Glossary

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. Assets under administration also include actively managed client assets that are classified as assets under management.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged as security for a loan or other obligation and forfeited if the obligation is not paid. Collateral can be cash, securities or other assets.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, ABS, MBS or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation (CLO)

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment to another party (the guarantor).

Credit valuation adjustment (CVA)

Derivative contracts are initially marked to market without reference to credit quality of either counterparty to the contract. The CVA is the adjustment, positive or negative, required to this mark to reflect the expected net credit risk exposure due to failure by either party to perform its obligations under the derivative contract. The calculation of the CVA generally reflects the impact of netting, centralized clearing and collateral arrangements in place between the counterparties.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of another object, such as an asset, index or interest rate.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

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Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An over-the-counter forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a related transaction.

Loan loss ratio

Under IFRS, the ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal loans, scored small business loans and mortgages that are greater than 90 days delinquent, and net card write-offs. Under the Canadian GAAP (previous GAAP), the ratio was calculated as the specific provision for credit losses, including losses on securitized portfolio, to the total loans and acceptances net of allowance for credit losses (on a managed basis).

Mark-to-market

The market value at which two parties are willing to exchange an asset. Values are obtained from exchanges for actively traded assets or determined from prices of similar assets.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Nominal or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent liability of an institution. Such instruments include credit related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and federal pension plans in Canada.

Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, and guarantees.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

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Return on equity (ROE)

Net income attributable to common shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Special purpose entities (SPE)

An entity created for a single, well-defined and narrow purpose.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

Increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an equivalent offsetting adjustment to the income tax provision.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions are used to compute the capital requirements.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Asset/liability management (ALM)

The practice of managing the risks that arise from the mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Common Equity Tier 1, Tier 1 and total capital ratios

Common Equity Tier 1, Tier 1 and total regulatory capital, divided by RWA, in accordance with guidelines issued by OSFI which are based on Basel Committee on Banking Supervision (BCBS) standards.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

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Credit risk

Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital is comprised primarily of credit, market, operational and strategic risk capital.

Economic profit

Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge (IRC)

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach (IMA) for market risk

Models, which have been developed by CIBC and approved by the OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal ratings based approach for securitization exposures

The computation of capital charge is based on risk weights that are mapped from internal ratings.

Liquidity risk

Risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.

Market risk

The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Operational risk

The risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter derivatives (OTC) exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

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Real estate secured personal lending

This exposure class includes residential mortgages and home equity lines of credit extended to individuals.

Regulatory capital

Basel III regulatory capital, as defined by OSFI’s Capital Adequacy Requirements Guideline, comprises Common Equity Tier 1, Additional Tier 1 and Tier 2 capital. Common Equity Tier 1 includes common shares, retained earnings and AOCI (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes. Tier 2 capital consists primarily of subordinated debentures. Both OSFI and BCBS have amended the rules on instruments that can be considered qualifying Tier 1 and Tier 2 capital instruments for the purposes of calculating regulatory capital under Basel III. In particular, capital instruments must be capable of absorbing loss at the point of non-viability of a financial institution in order to qualify as regulatory capital. The instruments that no longer qualify under Basel III will be excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

Basel II regulatory capital comprises Tier 1 and Tier 2 capital. Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative Tier 1 notes, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gain on sale of applicable securitized assets is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain other deductions on a 50/50 basis.

Repo-style transactions (Repos) exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Retail portfolios

A category of exposures that includes primarily consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB approach and Standardized Approach. The AIRB RWAs are calculated utilizing PDs, LGDs, EADs, and in some cases maturity adjustment, and the Standardized Approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are statistically estimated based on models approved by OSFI with the exception of the RWAs for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed processes, people and systems are calculated under the AMA approach.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). A SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk weights are based on external credit assessments, where available, and on other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Stressed VaR

A Value-at-Risk calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

168	CIBC 2013 ANNUAL REPORT

Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2014

Q1 Results – Thursday, February 27, 2014

Q2 Results – Thursday, May 29, 2014

Q3 Results – Thursday, August 28, 2014

Q4 Results – Thursday, December 4, 2014

Annual Meeting of Shareholders 2014

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 24, 2014, at 10:00 a.m. (Eastern Time) in Montreal at The Queen Elizabeth Hotel, Grand Salon, 900 Boulevard Réne-Lévesque Ouest, Montreal, Quebec, H3B 4A5.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2013:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 25/13	Sep 27/13	Oct 28/13	$0.96	399,870,558
Jun 26/13	Jun 28/13	Jul 29/13	$0.96	399,998,198
Mar 26/13	Mar 28/13	Apr 29/13	$0.94	399,707,515
Dec 24/12	Dec 28/12	Jan 28/13	$0.94	403,199,866

Preferred shares

Stock	Series 26	Series 27	Series 29	Series 33	Series 35	Series 37
Ticker symbol	CM.PR.D	CM.PR.E	CM.PR.G	CM.PR.K	CM.PR.L	CM.PR.M
Quarterly dividend	$0.359375	$0.350000	$0.337500	$0.334375	$0.406250	$0.406250

2014 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 27/2013	January 28
March 28	April 28
June 27	July 28
September 29	October 28

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of (i) CIBC purchasing 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Regulatory Capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 68 in this report.

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Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CIBC Mellon Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CST Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 514 985-8843 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CST Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

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How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: (416) 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Call: 416 304-8726 Fax: 416 980-5028 Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Fax: 416 980-7012 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Fax: 1 800 308-6861 Toronto: 416 980-3754 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Call: 416 980-4523 Fax: 416 363-5347 Email: corpcommmailbox@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Fax: 1 877 861-7801 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2013

Additional print copies of the Annual Report will be available in March 2014 and may be obtained by calling 416 304-8726 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-2556 ou nous faire parvenir un courriel à relationsinvestisseurs@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2013

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2014 at www.cibc.com/ca/cibc-and-you/public-account.html.

Management Proxy Circular 2014

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2014 Proxy Circular will be available in March 2014 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this annual report which are owned by Canadian Imperial Bank of Commerce, or a wholly-owned subsidiary, in Canada and/or other countries include, the CIBC logo, CIBC Everyday, CIBC Cash Management Online, CIBC FirstCaribbean International Bank, CIBC Investor’s Edge, CIBC Miracle Day, CIBC Mobile Business, CIBC Mobile Payment, CIBC Private Wealth Management, CIBC Youthvision Scholarship, Aventura, FirstLine, Imperial Service and Wood Gundy. All other trademarks mentioned in this annual report, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

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Notes

172	CIBC 2013 ANNUAL REPORT

Corporate Responsibility

Our commitment to corporate responsibility extends from our vision, mission and values and is integrated into our operations and business practices. We recognize that the long-term success and viability of our business is closely linked to the confidence and trust our clients and stakeholders have in our organization.

CIBC has developed a framework to help guide our performance and enhance our overall reporting capabilities based on our economic, environmental, social and governance (EESG) commitments. We continue to focus on:

—  providing accessible and affordable banking to Canadians;

—  advancing the goals of small business;

—  creating an environment where all employees can excel;

—  making a real difference in our communities; and

—  protecting our environment.

Economic contribution

CIBC is a major contributor to the Canadian economy and to the communities in which we work and live. We generate economic growth and prosperity by creating employment opportunities, purchasing local goods and services, supporting small business, helping our clients achieve their financial goals and by addressing community development issues that matter to Canadians.

We continually look for ways to make banking easier and more flexible for our clients by offering greater access and choice, broader community and business support, and ensuring transparency and accountability in our business dealings.

Environmental responsibility

Our environmental policy commits CIBC to responsible and sustainable growth while protecting and conserving the environment, safeguarding the interests of all CIBC stakeholders from unacceptable levels of environmental risk, and supporting the principles of sustainable development.

Social investment

CIBC’s success comes from fulfilling the commitments we have made to each of our stakeholders – creating an environment where all employees can excel, making a real difference in our communities, and helping our clients achieve what matters to them.

We focus on what matters to our employees, such as access to career and development opportunities, safe and healthy workplaces, effective training, and positive work-life balance. These efforts help ensure that employees are able to perform at their best, contribute to their communities and advance CIBC’s vision of being the leader in client relationships.

We are committed to causes that matter to our clients, employees and communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees. CIBC is committed to investing in Kids, Cures and Community. We care about nurturing and educating Canada’s children and young adults so they can build a better future. We care about bringing hope and relief to people fighting cancer so together we can find a cure. We care about the communities we live in and work each day to make them stronger.

Governance practices

At CIBC, we conduct our business with honesty and integrity. We hold ourselves accountable for our actions and strive to fulfill the commitments we have made to each of our stakeholders. These values guide our behaviour and performance, and help to maintain the trust and confidence placed in our organization.

CIBC is an Imagine Canada Caring Company

Our Vision To be the leader in client relationships Our Mission To fulfill the commitments we have made to our stakeholders: Help our clients achieve what matters to them Create an environment where all employees can excel Make a real difference in our communities Generate strong total returns for shareholders Our Values Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability All paper used in the production of the CIBC 2013 Annual Report is Forest Stewardship Council (FSC) certified. Paper fibre for the text of this report has 50% post-consumer waste. This paper is acid free and elemental chlorine free. Only vegetable-based, low-VOC inks have been used.